AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER ___, 1998
                                     REGISTRATION STATEMENT NO. 333-____________

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                         ------------------------------

                                    FORM S-2

                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933
                         ------------------------------

                      FORTUNE NATURAL RESOURCES CORPORATION
             (Exact name of registrant as specified in its charter)


           DELAWARE                       1311                    95-4114732
(State of other jurisdiction        (Primary Standard         (I.R.S. Employer
   of incorporation or          Industrial Classification    Identification No.)
     or organization)               Code Number)

                         515 WEST GREENS ROAD, SUITE 720
                              HOUSTON, TEXAS 77067
                                 (281) 872-1170
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)

                              DEAN W. DRULIAS, ESQ.
                      FORTUNE NATURAL RESOURCES CORPORATION
                         515 WEST GREENS ROAD, SUITE 720
                              HOUSTON, TEXAS 77067
                                 (281) 872-1170
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   COPIES TO:

                                 RITA J. LEADER
                       BOYER, EWING & HARRIS INCORPORATED
                                THE COASTAL TOWER
                         NINE GREENWAY PLAZA, SUITE 3100
                              HOUSTON, TEXAS 77046
                                 (713) 871-2025

                  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED
                SALE TO THE PUBLIC: As soon as practicable after
                 this Registration Statement becomes effective.
                         ------------------------------

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ X ]

         If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [ ]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         ------------------------------

                         CALCULATION OF REGISTRATION FEE


=======================================================================================================================
                                                                                 Proposed Maximum
       Title of Each Class of              Amount to       Proposed Maximum         Aggregate            Amount of
     Securities to be Registered         be Registered    Offering Price (1)    Offering Price (1)    Registration Fee

-----------------------------------------------------------------------------------------------------------------------
12% Convertible Subordinated Notes
  due 2007............................    $3,225,000             100%               $3,225,000            $951
Common Stock, $.01 par value..........           (2)              (2)                      (2)            None (2)
Common Stock, $.01 par value..........     89,583(3)        $3.125(4)               $  117,577            $ 35

======================================================================================================================

(1)   Estimated solely for purposes of calculating the registration fee.

(2) Such indeterminate number of shares of Common Stock as shall be issuable on conversion of the Notes being registered hereunder. No additional consideration will be received for the Common Stock and therefore no registration fee is required pursuant to Rule 457(i).

(3) Shares of Common Stock issuable under the warrants issued to the underwriter of the offering of the Notes. Also covers any additional shares of Common Stock issuable by reason of the anti-dilution provisions of the warrants.

(4) Pursuant to Rule 457(c), the proposed maximum offering price is based on the average of the high and low prices quoted on the American Stock Exchange on October 14, 1998.

                         ------------------------------


         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO
SECTION 8(A), MAY DETERMINE.


INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                 SUBJECT TO COMPLETION, DATED OCTOBER ___, 1998

                                      LOGO

                                   $3,225,000
       12% CONVERTIBLE SUBORDINATED PROMISSORY NOTES DUE DECEMBER 31, 2007

     The 12% Convertible Subordinated Promissory Notes due December 31, 2007 (the "Notes") of Fortune Natural Resources Corporation, a Delaware corporation ("Fortune" or the "Company"), and the Common Stock, par value $.01 per share, of Fortune ("Common Stock") into which the Notes and the warrants issued to the placement agent in the offering of the Notes are convertible (the "Underlying Shares" and, together with the Notes, the "Securities") may be offered hereby by certain holders of the Securities (the "Selling Holders").

     Interest on the Notes is payable quarterly in arrears on the first day of each January, April, July and October (the "Interest Payment Dates") commencing on January 1, 1998. The Notes mature on December 31, 2007 and do not provide for a sinking fund. Fortune, may, at its option, prepay the Notes on and after May 1, 1999 in whole or in part at the repayment prices set forth in this prospectus, plus accrued interest. If an Event of Default (as defined herein) occurs, the holders of at least 51% in principal amount of the Notes may cause all the unpaid Notes to be immediately due and payable. See "Description of the Notes".

     The Notes are unsecured obligations of Fortune and subordinate to all present and future Senior Debt (as defined herein) so long as the Senior Debt remains outstanding. Fortune is not restricted in its ability to incur indebtedness or other liabilities.

     The Notes are convertible into Common Stock at any time after May 1, 1999 and before maturity, unless sooner prepaid, at a conversion price equal to the lower of $3.00 per share or 5% above the average closing prices of the Common Stock for the 60 calendar day period immediately preceding May 1, 1999. If, however, prior to May 1, 1999, Fortune issues Common Stock (other than for certain purposes) at less than the conversion price in effect on that date, the holders of the Notes will have a one time right (the "Alternate Conversion Right") to convert all of the Notes at a price equal to the conversion price adjusted to reflect the dilution caused by that issuance. The conversion price is subject to adjustment in certain events.

     The Notes were issued in a private placement and have not been eligible for public resale. The Notes will not be listed for trading. No assurance can be given that a market for the Notes will develop or as to the liquidity or sustainability of any market that may develop. See "Risk Factors - Limited Market for the Notes." The Underlying Shares will be listed for trading on the American Stock Exchange (the "AMEX"). The Common Stock of the Company trades on the AMEX under the symbol FPX. On October 14, 1998, the closing price of the Common Stock, as reported on the AMEX, was $1.31 per share.

           THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK. (SEE "RISK
                        FACTORS" BEGINNING ON PAGE 5.)
                         ------------------------------

     Fortune issued and sold the Notes on November 3, 1997 in a private placement exempt from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"). J. Robbins Securities, LLC acted as the placement agent for the Company in the offering and received, as a portion of its fee, warrants (the "Warrants") to purchase 89,583 shares of Common Stock at an exercise price of $3.60 per share, subject to adjustment. The term of the Warrants is five years. Fortune will not receive any of the proceeds from the sale of the Notes or the Underlying Shares but will receive the exercise price for the Warrants if exercised.

     The Selling Holders may sell the Securities from time to time to or through underwriters, directly to purchasers or through agents in ordinary brokerage transactions, in negotiated transactions or otherwise, at prices that represent or relate to then prevailing market prices or are negotiated. The Selling Holders may be deemed to be "underwriters" as defined in the Securities Act, and agency commissions paid by Selling Holders to broker/dealers as well as profits realized by Selling Holders and broker/dealers purchasing Securities for their own account may be deemed underwriting discounts or commissions under the Securities Act in connection with the sale of the Securities.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


                THE DATE OF THIS PROSPECTUS IS OCTOBER ___, 1998

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements and notes thereto appearing elsewhere in this Prospectus. Capitalized terms not otherwise defined are used as defined in the Glossary included elsewhere in this Prospectus.

                                   THE COMPANY

     Fortune Natural Resources Corporation ("Fortune" or the "Company") is an independent oil and gas company whose primary focus is exploration for and development of domestic oil and gas. Fortune's principal areas of interest include onshore and offshore Louisiana and Texas, including the relatively shallow transition zone where the use of modern geophysical technology and advanced interpretation techniques offers the opportunity for new discoveries in areas of proven historical production.

     Fortune seeks to participate, generally as a minority, non-operating interest holder, in a variety of exploration and development projects developed with industry partners using state-of-the-art technologies including, where appropriate, three dimensional ("3D") seismic and computer-aided exploration ("CAEX") technology. Fortune believes that these techniques have undergone important technological advances in recent years and that their use can provide Fortune and its project partners with a more accurate and complete prospect evaluation, materially increasing the likelihood of finding commercial quantities of oil and gas at lower average reserve finding costs.

     Although Fortune does not currently operate properties or originate oil and gas exploration prospects, it actively participates in the evaluation of the opportunities presented to it, both at the time of its initial investment in a prospect and thereafter during the evaluation and selection of drilling projects. In order to use state-of-the-art technology while controlling fixed operating costs, Fortune relies heavily on industry consultants for its project evaluations.

     Fortune's strategy is to invest in a diversified portfolio of oil and gas exploration and development properties within the Company's area of interest. Fortune seeks to mitigate the risks of exploration drilling by generally taking minority interests in projects with large potential reserves and additional development potential. In furtherance of this strategy, Fortune has developed working relationships with other independent resource companies operating in its area of interest and has acquired interests in exploration projects, which are currently in various stages of evaluation, acquisition and preparation for drilling. (See "Business and Properties - Exploration Activities.")

     Prior to mid-1994, the Company focused its efforts on the acquisition of producing properties in an effort to take advantage of competitive prices for proved reserves with development potential in relation to the cost of reserves discovered through exploration activities. In mid-1994, the Company made a strategic decision to shift its emphasis from the acquisition of producing properties to exploration for oil and natural gas reserves, although the Company continues to examine attractive acquisition opportunities. This decision was prompted by increasing price competition for attractive producing properties as well as the recent important advances in exploration technology. To help facilitate its exploration strategy and focus its efforts, the Company sold all of its California producing properties and prospects in early 1996. The Company relocated its headquarters from Los Angeles, California to Houston, Texas in February 1996.

     All of the Company's current and proposed exploration activities involve a high degree of risk, including the risk that the Company will make substantial investments in properties and wells without achieving commercial production. While the Company attempts to manage exploration risk through careful evaluation of potential investments and diversification, there is no assurance that the Company's efforts will result in successful development of oil or gas wells.

     The Company's principal executive offices are located at 515 West Greens Road, Suite 720, Houston, Texas 77067. Its telephone number at that address is
(281) 872-1170. In 1997 the Company changed its name from Fortune Petroleum Corporation to "Fortune Natural Resources Corporation," the name under which Fortune previously operated in Louisiana and Texas.

     RISK FACTORS The securities offered hereby involve a high degree of risk and investors should carefully consider the information set forth under "Risk Factors," as well as the other information and data in this Prospectus.

                                  THE OFFERING

SECURITIES          OFFERED  $3,225,000  principal  amount  of  12%  Convertible
                    Subordinated Notes due December 31, 2007

PAYMENT OF INTEREST The first day of January, April, July and October commencing January 1, 1998

CONVERSION          Convertible  into  Common  Stock of Fortune at the option of the holder at any time after May 1, 1999 and before maturity, unless previously prepaid, at the lower of $3.00 per share or 5% above the average closing prices for the 60 days preceding that date, subject to adjustment in certain events.

ALTERNATE           Convertible in whole on one occasion prior to May 1, 1999 if
CONVERSION          Fortune   issues   Common  Stock  (other  than  for  certain
                    purposes) at less than the conversion price in effect on that date.

SUBORDINATION       Subordinated  to all  present  and  future  Senior  Debt (as defined  herein) of Fortune.  As of September 30, 1998,  the aggregate  amount  of Senior  Debt to which  the Notes  were
                    subordinated   was  $10,000.   The  Notes  do  not  restrict
                    Fortune's incurrence of additional indebtedness.

PREPAYMENT          After May 1, 1999,  Fortune may elect to prepay the Notes at
BY FORTUNE          the premiums set forth herein, plus accrued interest, or, if
                    Company Common Stock trades at $4.50 or more per share for 30 consecutive trading days, without premium.

ACCELERATION        If an Event of  Default  (as  defined  herein)  occurs,  the
OF PAYMENT          holders of at least 51% in principal amount of the Notes may
BY HOLDERS          accelerate maturity and demand payment in full of all unpaid amounts, plus expenses. No assurance can be given that Fortune will be able to pay the amounts due under the Notes if an Event of Default occurs.

USE                 The Company will not receive any of the proceeds of the sale
OF PROCEEDS         by the  Selling  Holders  of the Notes or of the  Underlying
                    Shares.

LISTING             The Notes will not be listed for  trading.  The Common Stock
FOR TRADING         of the Company  trades on the AMEX under the symbol FPX. The shares of Common Stock issuable on conversion of the Notes or Warrants have been approved for listing on the AMEX.

FEDERAL             For   information   regarding   the   federal   income   tax
INCOME TAX          consequences  of  purchasing  and  selling the Notes and the
CONSEQUENCES        Underlying   Shares,   see  "Certain   Federal   Income  Tax
                    Considerations."

                      SUMMARY FINANCIAL AND OPERATING DATA

     The following Summary Condensed Financial Data for each of the years in the three-year period ended December 31, 1997 and the unaudited financial information for the six months ended June 30, 1998 and 1997, are derived from, and qualified by reference to, the Company's audited and unaudited financial statements, appearing elsewhere herein. The Summary Condensed Financial Data should be read in conjunction with the audited and unaudited financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere herein. The results for the six months ended June 30, 1998 are not necessarily indicative of results for the full year.

                        SUMMARY CONDENSED FINANCIAL DATA
            (dollars and shares in thousands, except per share data)

                                                                SIX MONTHS
                                                              ENDED JUNE 30,           YEARS ENDED DECEMBER 31,
                                                        ----------------------  ----------------------------------
                                                           1998        1997       1997         1996        1995
                                                        ----------  ----------  ----------  ----------  ----------
                                                                (unaudited)
STATEMENT OF OPERATIONS DATA:
    Total revenues...................................   $    1,199  $    1,910  $    4,005  $    4,040  $    3,143
    Loss on sale of oil and gas properties...........   $        -  $        -  $        -  $        -  $    3,607
    Impairment to oil and gas properties.............   $      260  $    3,200  $    3,650  $        -  $        -
    Net loss.........................................   $   (1,464) $   (4,722) $   (5,958) $   (1,330) $   (5,876)
    Net loss per share...............................   $    (0.12) $    (0.39) $    (0.49) $    (0.12) $    (0.90)
    Net weighted average shares outstanding..........       12,128      12,050      12,086      11,351       6,556
    Ratio of earnings to fixed charges(2)............           (3)         (3)         (3)         (3)         (3)
    Pro forma ratio of earnings to fixed charges(2)..           (4)                     (4)

OPERATING DATA:
    Net Production:
      Crude oil, condensate and gas liquids (Bbl)....       28,100      36,100      87,000      57,000      92,000
      Natural gas (Mcf)..............................      319,800     407,800     821,000   1,038,000     909,000
      Gas equivalent (MCFE)..........................      488,400     624,400   1,343,000   1,383,000   1,461,000
    Average Sales Price:
      Crude oil, condensate and gas liquids ($ per Bbl) $    13.82  $    19.76  $    19.04  $    20.24  $    14.66
      Natural gas ($ per Mcf)........................   $     2.30  $     2.67  $     2.66  $     2.56  $     1.77

                                                                 JUNE 30,                     DECEMBER 31,
                                                               -----------      ----------------------------------
                                                                   1998            1997         1996       1995
                                                               -----------      -----------  ---------  ----------
                                                                (unaudited)
BALANCE SHEET DATA:
    Total assets.....................................          $    10,214      $   12,626   $  16,335  $   17,800
    Total debt.......................................          $     3,235      $    3,775   $   2,933  $    4,897
    Net stockholders' equity.........................          $     6,513      $    8,053   $  13,037  $   12,314

RESERVES:
    Estimated Net Proved Reserves (1):
      Crude oil and condensate (MBbls)...............                                  257         249         347
      Natural gas (Bcf)..............................                                  3.2         3.5         5.9
    Estimated future net revenues before income taxes                           $    8,410   $  14,112  $   12,600
    Present value of estimated future net revenues
      before income taxes (discounted at
      10% per annum).................................                           $    6,503   $  10,820  $    8,942

----------
(1) Estimates of oil and gas reserves in future years are based in part on the sales price at December 31 of the respective year. To the extent that the cost of producing the oil and gas, plus applicable taxes, from any particular property exceeds the sales price, the quantity of proved reserves is reduced. (See "Business and Properties - Significant Properties and Activities - Oil and Gas Reserves")

(2) The ratio of earnings to fixed charges is expressed as the ratio of: (I) fixed charges plus income from operations, to (ii) fixed charges. Fixed charges consist of interest expense and amortization of deferred financing fees. The pro forma ratio is computed in a similar manner.

(3) Earnings were insufficient to cover fixed charges for the years ended December 31, 1997, 1996, and 1995 by the amount of $5,562, $895, and
     $5,006, respectively. The deficiency for the periods ended June 30, 1998, and 1997 are $1,063 and $4,592, respectively.

(4) The pro forma earnings to fixed charges deficiencies for the periods indicated would not differ from the actual deficiencies.

                                  RISK FACTORS

     This Prospectus contains  forward-looking  statements within the meaning of
Section 27A of the Securities Act of 1933 (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements may be found in this section and under "Prospectus Summary," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business and Properties" and elsewhere herein. Forward-looking statements include, but are not limited to, statements regarding: future oil and gas production and prices, future exploration and development spending, future drilling and operating plans, reserve and production potential of the Company's properties and prospects and the Company's business strategy. Actual events or results could differ materially from those discussed in the forward-looking statements as a result of various factors including, without limitation, the risk factors set forth below and elsewhere in this Prospectus. An investment in the Company's Notes or Common Stock involves a high degree of risk. The Notes or Common Stock should not be acquired by persons who cannot afford the loss of their entire investment. Prospective investors should carefully consider all of the information contained in this Prospectus, including the following risk factors:

RISKS ASSOCIATED WITH THE COMPANY

     EXPLORATION RISKS. The business of exploring for and, to a lesser extent, of developing oil and gas properties is an inherently speculative activity that involves a high degree of business and financial risk. The Company bases its property acquisition decisions on various assumptions and subjective judgments that may be speculative. Although available geological and geophysical information can provide information with respect to a potential oil or gas property, it is impossible to determine accurately the ultimate production potential, if any, of a particular property or well. Moreover, the successful completion of an oil or gas well does not ensure a profit on the Company's investment therein. The Company's current investments are primarily in exploration projects. Drilling for oil and natural gas involves numerous risks, including the risk that no commercially productive hydrocarbon reservoirs will be encountered. These risks are substantially greater in the case of exploratory drilling than in the case of wells drilled into producing formations. The Company's future drilling activities may not be successful. Participation in certain recent prospects by the Company has resulted in less than anticipated success, and the Company expects that a substantial number of the projects in which it invests will fail to achieve commercial production or to justify the investment made in them.

     CHANGE IN STRATEGY. In mid-1994, Fortune changed its strategy from the acquisition of producing oil and gas properties with anticipated development potential to a strategy that primarily stresses exploratory drilling for oil and gas. In furtherance of this change in strategy, Fortune made substantial changes in management and personnel and, in 1996, sold all of its California properties, which accounted for a significant portion of the Company's oil and gas reserve volumes at the time of the sale, and relocated its offices to Houston, Texas. It has also developed a new area of interest and new working relationships, and invested in new prospects, the operating results of which are too preliminary to support meaningful evaluation of their potential. Because of these changes in business strategy, current and future results of operations may not be comparable to historical performance.

     NET LOSSES INCURRED BY COMPANY. The Company has incurred substantial net losses in each of the last three years and during the six months ended June 30, 1998. The losses equaled $5,958,000, $1,330,000 and $5,876,000 for 1997, 1996 and 1995, respectively, and $1,464,000 for the six months ended June 30, 1998. These losses may continue. (See "Management's Discussion and Analysis of Financial Condition and Results of Operations.")

     NEED TO REPLACE DECLINING RESERVES. The Company's future oil and natural gas reserves and production, and thus cash flow and income, are highly dependent on the Company's ability to find or acquire additional reserves. Without adding new reserves in the future, the Company's oil and gas reserves and production will decline. There is no assurance that the Company will be able to find and develop or acquire additional reserves.

     DEPENDENCE ON LIMITED NUMBER OF WELLS. Approximately 40% of the Company's oil and gas revenues, cash flow and proved oil and gas reserves is currently accounted for by the single well at South Timbalier Block 76. This well was shut-in for repairs for one month in 1997 and for over two months during 1996 as the result of mechanical failures. (See "Risks Associated with the Oil and Gas Industry - Operating Hazards" and "Business and Properties Significant Properties and Activities - South Timbalier Block 76 - federal waters, offshore Louisiana.") A significant curtailment or loss of production for a prolonged period before the Company could replace the reserves through new discoveries or acquisitions would have a material adverse effect on the Company's projected operating results and financial condition.

     WORKING CAPITAL; NEED FOR ADDITIONAL FINANCING. Investment in oil and gas exploration requires the commitment of substantial amounts of capital over significant periods of time. For the three-year period ended December 31, 1997, the Company incurred over $16 million of capital costs in its oil and gas exploration, development and acquisition activities, of which $4.9 million was spent in 1997. While the Company believes it will have sufficient capital or cash flow to meet its projected capital needs over the short-term, the Company may not have sufficient liquid capital resources to participate at its existing working interest level or at all if the operators of the properties in which the Company has invested propose an accelerated drilling schedule, or if capital requirements otherwise exceed, or capital resources fall short of, expectation. If the Company declines to participate in making capital expenditures with respect to any project, its interest in the project may be substantially reduced.

     DEPENDENCE ON OPERATORS, CONSULTANTS AND OTHERS. Fortune currently participates in exploration projects but does not operate any such projects. Accordingly, it is dependent on other oil and gas companies to conduct operations in a prudent and competent manner. Although it expects to be actively involved in project evaluations, Fortune may have little or no control over the way in which such operations are conducted or the timing of exploitation of particular projects. If the entity selected to act as operator proves incompetent, Fortune could be forced to incur additional costs to conduct remedial procedures and could lose its investment in a property altogether. Because Fortune employs a variety of technological approaches to its evaluation of properties and projects, it relies heavily on outside consultants for the required technological expertise. The Company has no long-term agreements with such consultants, all of whom are available to other natural resource companies, including the Company's competitors.

     ACCOUNTING RISKS. The Company reports its operations using the full cost method of accounting for oil and gas properties. Under full cost accounting rules, all productive and non-productive costs incurred in connection with the exploration for and development of oil and gas reserves are capitalized.
Dispositions of oil and gas properties are generally accounted for as adjustments of capitalized costs, with no gain or loss recognized, unless such disposition is deemed to be significant. (See note 1 to the December 31, 1997 Financial Statements.) Under full cost accounting rules, the net capitalized costs of oil and gas properties may not exceed a "ceiling" limit of the tax effected present value of estimated future net revenues from proved reserves, discounted at 10%, plus the lower of cost or fair market value of unproved properties. This rule requires calculating future revenues at unescalated prices in effect as of the end of each fiscal quarter and requires a write-down if the net capitalized costs of the oil and gas properties exceed the ceiling limit, even if price declines are temporary. The risk that the Company will be required to write-down the carrying value of its oil and gas properties increases when oil and gas prices are depressed or unusually volatile or when previously unevaluated properties carried at cost are disposed of below that cost or abandoned. For example, the Company recognized a $3.3 million impairment to its oil and gas properties in 1994, a $3.6 million impairment in 1997, and a $260,000 impairment for the six-month period ended June 30, 1998. As a result of lower oil and gas prices in September 1998, the Company expects to incur further impairments in the third quarter of 1998.

     PROPERTIES PLEDGED TO SECURE DEBT. All of the Company's producing properties are pledged to secure its bank credit facility. If the Company fails to pay the principal or interest or breaches financial covenants under the credit facility, it could lose all or part of its interest in its principal producing properties. The entire principal balance of the credit facility, currently $10,000 as the result of the allocation of proceeds from the sale of the Company's interests at East Bayou Sorrel, is due July 11, 1999. If Fortune's operating activities are significantly curtailed or Fortune's financial position weakens significantly and the Company is unable to repay such debt when it comes due, Fortune's productive properties could be seized through a foreclosure. (See "Management's Discussion and Analysis of Financial Condition and Results of Operations.")

     UNINSURED RISKS. Under the terms of operating agreements entered into with the operator of wells in which the Company has an interest, it is anticipated that the operators will carry insurance against certain risks of oil and gas operations. The Company would normally be required to pay its proportionate share of the premiums for such insurance and be named as an additional insured under the policy. In addition to such insurance, the Company also carries insurance against certain oil and gas operating risks. However, the Company may not be fully insured against all risks because such insurance is not available, is not affordable, or losses exceed policy limits.

     DEPENDENCE ON KEY OFFICER. The Company depends to a large extent on the abilities and continued participation of its key employee, Tyrone J. Fairbanks, President and Chief Executive Officer. The loss of Mr. Fairbanks could have a material adverse effect on the Company. In an effort to reduce the risk, the Company has entered into an employment agreement with Mr. Fairbanks which expires May 31, 2000. (See "Management.") The Company also has obtained $500,000 of key man life insurance on the life of Mr. Fairbanks.

RISKS ASSOCIATED WITH THE OIL AND GAS INDUSTRY

     VOLATILITY OF OIL AND GAS PRICES. The Company's revenues, profitability and future rate of growth depend on prevailing market prices for oil and gas, which can be extremely volatile. In addition to market factors, actions of state and local agencies, the United States and foreign governments, and international cartels affect oil and gas prices. All of these factors are beyond the control of the Company. These external factors and the volatile nature of the energy markets make it difficult to estimate future prices of oil and gas. There is no assurance that current price levels can be sustained or that the Company will be able to produce oil or gas on an economic basis in light of prevailing market prices. Any substantial or extended decline in the price of oil and/or gas would have a material adverse effect on the Company's financial condition and results of operations, including reduced cash flow and borrowing capacity, and could reduce both the value and the amount of the Company's oil and gas reserves. The average gas prices received by the Company were $2.66, $2.56 and $1.77 per Mcf in 1997, 1996 and 1995, respectively. The average oil prices received by the Company were $19.04, $20.24 and $14.66 per Bbl in 1997, 1996 and 1995,
respectively. The average oil and gas prices received by the Company through June 30, 1998 were $13.82 per Bbl and $2.30 per Mcf, respectively.

     UNCERTAINTY OF ESTIMATES OF PROVED RESERVES AND FUTURE NET REVENUES. There are numerous uncertainties inherent in estimating quantities of proved reserves and in projecting future rates of production and timing of development expenditures, including many factors beyond the control of the producer. The reserve data set forth in this Prospectus represent only estimates. Estimating quantities of proved reserves is inherently imprecise. Such estimates are based upon certain assumptions about future production levels, future oil and gas prices and future operating costs made using currently available geologic engineering and economic data, some or all of which may prove to be incorrect over time. As a result of changes in these assumptions that may occur in the future, and based upon further production history, results of future exploration and development, future oil and gas prices and other factors, the quantity of proved reserves may be subject to downward or upward adjustment. In addition, the estimates of future net revenues from proved reserves of the Company and the present value thereof are based on certain assumptions about future production levels, prices, and costs that may not prove to be correct over time. Estimates of the economically recoverable oil and gas reserves attributable to any particular group of properties, classifications of such reserves based on risk of recovery and estimates of future net cash flows expected therefrom, prepared by different engineers or by the same engineers at different times, may vary substantially. The rate of production from oil and gas properties declines as reserves are depleted. Except to the extent the Company acquires additional properties containing proved reserves, conducts successful exploration and development activities or, through engineering studies, identifies additional behind-pipe zones or secondary recovery reserves, the proved reserves of the Company will decline as oil and gas are produced. Future oil and gas production is, therefore, highly dependent upon the Company's level of success in acquiring or finding additional reserves. (See "Business and Properties - Oil and Gas Operations - Oil and Gas Reserves.")

     OIL AND GAS LEASES. The Company's right to explore and produce oil and gas from its properties derives from its oil and gas leases with the owners of the properties. There are many versions of oil and gas leases in use. The oil and gas leases in which the Company has an interest were, in most cases, acquired from other companies who first entered into the leases with the landowners. Oil and gas leases generally call for annual rental payments and the payment of a percentage royalty on the oil and gas produced. Courts in many states have interpreted oil and gas leases to include various implied covenants, including the lessee's implied obligation to develop the lease diligently, to prevent drainage of oil and gas by wells on adjacent land, to seek diligently a market for production, and to operate prudently according to industry standards. Oil and gas leases with similar language may be interpreted quite differently depending on the state in which the property is located. The Company believes it (or the operator of its properties) has followed industry standards in interpreting its oil and gas leases in the states where it operates. However, there is no assurance that the leases will be free from litigation concerning the proper interpretation of the lease terms. Adverse decisions could result in material costs to the Company or possibly the loss of one or more leases.

     Oil and gas leases typically have a primary term of three to ten years. During that time the lessee has the obligation to drill a productive well or the lease expires. If a productive well is drilled, the lease is extended for the life of the production. All of the non-producing leases in the Company's exploration projects will expire over the next two to five years if not extended by operations or production. If productive wells are not drilled on these projects before that time, the leases will terminate and the Company would lose its entire investment in the leases. There is no assurance that the Company and its industry partners will be able to drill or farm out all of the existing exploration projects prior to expiration of the leases in those prospects or that the Company will be able to renew those existing leases.

     OPERATING HAZARDS. The cost of drilling, completing and operating wells is often uncertain, and drilling operations may be curtailed, delayed or canceled as a result of a variety of factors, including unexpected drilling conditions, equipment failures or accidents and adverse weather conditions. The Company's operations are subject to all of the risks normally incident to the operation and development of oil and gas properties and the drilling of oil and gas wells, including encountering unexpected formations or pressures, corrosive or hazardous substances, mechanical failure of equipment, blowouts, cratering and fires, which could result in damage or injury to, or destruction of, formations, producing facilities or other property, or could result in personal injuries, loss of life or pollution of the environment. Any such event could result in substantial loss to the Company that could have a material adverse effect on the Company's financial condition. In 1996 and 1997, the Company experienced mechanical failures of downhole equipment at the Company's South Timbalier Block 76 well. As a result of these equipment failures, the well was shut in for approximately two months in 1996 and one month in 1997, and the Company incurred significant repair costs. (See "Business and Properties - Significant Properties and Activities - South Timbalier Block 76 federal waters, offshore Louisiana.") Although such operational risks and hazards may to some extent be minimized, no combination of experience, knowledge and scientific evaluation can eliminate the risk of investment or assure a profit to any company engaged in oil and gas operations.

     WEATHER HAZARDS. The Company's oil and gas operations are impacted by weather conditions, including severe rains, winter conditions, and hurricanes in the Gulf of Mexico, which from time to time interrupt or curtail production and drilling operations and damage equipment and facilities.

     ENVIRONMENTAL HAZARDS. Oil and gas operations present risks of environmental contamination from drilling operations and leakage from oil field storage or transportation facilities. The Company has never experienced a significant environmental mishap, but spills of oil could occur which could create material liability to the Company for clean-up expenses. The Company is not currently a party to any judicial or administrative proceedings that involve environmental regulations or requirements and believes that it is in substantial compliance with all applicable environmental regulations. The Company believes that it is reasonably likely that the trend in environmental legislation and regulations will continue toward stricter standards. The Company is unaware of future environmental standards that are reasonably likely to be adopted that will have a material effect on the Company's financial position or results of operations, but cannot rule out the possibility. (See "Business and Properties - Governmental Regulation.")

     COMPETITION.  The oil  and  gas  exploration,  production  and  acquisition business is highly competitive. A large number of companies and individuals engage in acquiring properties or drilling for oil and gas, and there is a high degree of competition for desirable oil and gas prospects and properties. There is also competition between the oil and gas industry and other industries in supplying the energy and fuel requirements of industrial, commercial, residential and other consumers. Many of the Company's competitors have greater financial and other resources than does the Company, and there is no assurance that the Company will be able to compete successfully in acquiring desirable opportunities.

     GOVERNMENT REGULATION. The Company's business is regulated by certain federal, state and local laws and regulations relating to the development, production, marketing and transmission of oil and gas, as well as environmental and safety matters. State conservation laws regulate the rates of production from oil and gas wells for the purpose of ensuring maximum production of the resource. Such regulations may require the Company to produce certain wells at less than their maximum flow rate. State law also governs the apportionment of production among property owners and producers where numerous wells may be producing from a single reservoir (referred to as unitization proceedings). Rulings in unitization proceedings may allocate production in a particular reservoir in a manner that decreases the Company's share of production. Other such regulations prevent the Company from freely conducting operations at all times during the year, such as those which protect the whooping crane habitat which occupies a portion of the Company's Espiritu Santo Bay prospect. There is no assurance that laws and regulations enacted in the future will not adversely affect the Company's exploration for or production and marketing of oil and gas. From time to time, proposals are introduced in Congress or by the Administration that could affect the Company's oil and gas operations. (See "Business and Properties - Governmental Regulation.")

     SHORTAGES OF SUPPLIES AND EQUIPMENT. The Company's ability to conduct its operations in a timely and cost effective manner is subject to the availability of oil and gas operations equipment, supplies, and service crews. The industry has recently experienced a shortage of certain types of drilling rigs and work boats in the Gulf of Mexico. This shortage has and may continue to result in delays in the Company's operations as well as higher operating and capital costs. Shortages of other drilling equipment, tubular goods, drilling service crews and seismic crews could occur from time to time, further hindering the Company's ability to conduct its operations as planned.

RISKS ASSOCIATED WITH THIS OFFERING

     SUBORDINATION OF NOTES. The Notes are subordinate in right of payment to all current and future Senior Debt of Fortune. Senior Debt includes all indebtedness, and any deferrals, renewals, increases or extensions thereof, borrowed under the Company's Credit Agreement with Credit Lyonnais New York Branch, as agent (the "Credit Agreement") and all indebtedness secured by assets of Fortune having a value (as determined by the Board of Directors) of more than 50% of the outstanding principal amount of such indebtedness or $100,000, whichever is less, (i) for borrowed money, (ii) for money borrowed by others and guaranteed by Fortune, or (iii) constituting purchase money indebtedness for the payment of which Fortune is liable, whether existing on or created after the date the Notes are issued, that is not made subordinate to or pari passu with the Notes by the instrument creating the indebtedness. As of September 30, 1998, Fortune had $10,000 outstanding under the Credit Agreement. The Company has no other Senior Debt to which the Notes are subordinated. Fortune is not restricted in the incurrence of additional indebtedness. In the event of any insolvency, bankruptcy, liquidation, reorganization, dissolution or winding up of the business of Fortune, the assets of Fortune will be available to pay the amounts due on the Notes only after all Senior Debt has been paid in full.

     LIMITATIONS ON PAYMENT IF AN EVENT OF DEFAULT OCCURS. If an Event of Default, which consists of a failure by Fortune to make a timely payment of principal or interest on the Notes, failure to issue the Common Stock upon conversion of the Notes, a material failure to comply with certain covenants regarding the conduct of its business, or the failure to comply with any of the representations, warranties, or covenants contained in the Notes, occurs, the holders of at least 51% in principal amount of the Notes may declare all unpaid obligations immediately due and payable. Upon the filing of an action for the bankruptcy, liquidation, reorganization, dissolution or winding up of the business of Fortune, the Notes become immediately due and payable with no further action by the holders. Fortune's ability to pay the obligations due under the Notes upon the acceleration of their maturity may be limited by the terms of the Senior Debt and will depend on the availability of sufficient funds. Accordingly, no assurance can be given that Fortune will be able to meet its obligations under the Notes upon the occurrence of an Event of Default.

     LIMITED MARKET FOR THE NOTES. The Notes will not be listed for trading. No assurance can be given that a market for the Notes will develop, or as to the liquidity or sustainability of any market that may develop, or as to the ability of Note holders to sell their Notes at any price. Future trading prices of the Notes will depend on many factors, including, among others, prevailing interest rates, Fortune's operating results, the price of the Common Stock and the market for similar securities. It is anticipated that the Notes will not be rated by any rating agency.

     SHARES ELIGIBLE FOR FUTURE SALE/POTENTIAL DILUTION. At September 30, 1998, 12,134,678 shares of Common Stock were outstanding, of which 11,566,057 shares were freely tradeable and 568,621 shares were "restricted securities" as that term is defined in Rule 144 adopted by the Commission under the Act. At that date, the Company also had outstanding options and private warrants to acquire an aggregate of 4,380,059 shares of Common Stock, effectively all of which are currently exercisable. Sales of substantial amounts of the Common Stock in the public market could adversely affect the market price of the Common Stock. (See "Description of Securities.")

     Two purchasers of Common Stock pursuant to a 1995 offering under Regulation S of the Securities Act have filed suit to require the issuance to them of additional shares of Common Stock under certain "reset" provisions which required the Company to issue additional shares if the market price of the Common Stock declined during certain recalculation periods. ("Business and Properties - Legal Proceedings.") While the Company believes that it is not obligated to issue any additional shares, any such issuance would be dilutive to the other shareholders. If successful, the plaintiffs would be entitled to the issuance of approximately 580,000 additional shares of Common Stock or, in the alternative and if proven to the satisfaction of the court, to the market value of those shares at the time of the breach. The exercise price and number of shares to be acquired upon exercise of the Company's public warrants may require adjustment if the Company is required to issue the "reset" shares in the above-described lawsuit or for other reasons.

     INCREASE IN INTEREST COSTS. The Company used $1,343,000 of the net proceeds from the Notes to repay indebtedness with interest rates which were below the rate being paid by the Company on the Notes. Prior to issuing the Notes, the Company's interest bearing debt was comprised of bank debt and convertible subordinated debentures due December 31, 1997 (the "1992 Debentures") (See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Capital Resources"). The 1992 Debentures were repaid with a portion of the proceeds from this offering. The 1992 Debentures bore interest at 10.5%. The Company's bank debt bears interest at 1.25% over the bank's base rate; the interest rate is currently 9.50%. The Company repaid $315,000 of this debt with a portion of the proceeds of the Notes. Thus, the Company replaced debt which bore a fluctuating rate of interest with fixed rate debt. (See "Use of Proceeds.")

     INABILITY TO COVER FIXED CHARGES. Since 1993, the Company's earnings have been insufficient to cover its fixed charges. (See "Selected Financial Data.") As a result of closing the Note offering, the Company's total debt and fixed charges has increased significantly. There can be no assurance that the Company's earnings will ever increase sufficiently to cover its fixed charges.

     RISK OF OWNERSHIP OF NOTES. The Notes are general unsecured obligations of the Company and are subordinate to all "Senior Indebtedness" (as defined in the Indenture) of the Company ($10,000 at September 30, 1998) except indebtedness which by its term is subordinate or equal in right of payment to the Notes. The Company's ability to make payments of interest on the Notes and to repay the principal thereof at maturity may be affected by future prices of oil and gas, the success of the Company's operations and the amount of other indebtedness of the Company. The Company is permitted to incur additional indebtedness in the future without limitation or restriction by reason of the Notes. This additional indebtedness, subject to limited exceptions, could be superior to or equal in right of payment with the indebtedness of the Notes. (See "Description of Notes -- Subordination.") No sinking fund is provided for the Notes.

     An investment in the Notes is speculative, involves a high degree of risk, and Notes should be purchased only by persons who can afford an entire loss of their investment.

     DEFAULT ON SENIOR INDEBTEDNESS. If the Company defaults on any Senior Indebtedness, such Senior Indebtedness must be discharged in full before any payments can be made for principal, interest, or otherwise on account of the Notes. Senior Indebtedness includes the Company's bank debt. (See "Management Discussion and Analysis of Financial Condition and Results of Operations - Capital Resources.")

     DEFAULT ON NOTES. Default on any Senior Indebtedness does not itself constitute a default under the Notes. A default with respect to the Notes occurs only upon the failure to timely make a payment required with respect to the Notes or the occurrence of other specific events enumerated as defaults under the Indenture. Inasmuch as payments under the Notes are due only quarterly, the Company could experience financial difficulties between interest payment dates interest payments are due on the Notes, and a default with respect to the Notes would not occur until the next payment due date passed without payment being made under the Notes. The terms of the Notes may be modified or affected by the vote or action of certain percentages of the aggregate amount of the outstanding Notes. (See "Description of the Notes.")

     POSSIBLE LOSS OF INTEREST ON CONVERSION. If a Note is surrendered for conversion after an Interest Payment Date, the holder of such Note will not receive the accrued but unpaid interest on the Note. This forfeiture of interest does not apply in the case of a Note called for redemption by the Company.

     POSSIBLE TAXABLE DIVIDEND. If the Company were to make a distribution of property to its stockholders which would be taxable to the stockholders as a dividend for federal income tax purposes (e.g., distributions of evidences of indebtedness or assets of the Company, but generally not stock dividends on Common Stock or rights to holders of Common Stock to subscribe for Common Stock) and the conversion price of the Notes were to be decreased pursuant to the anti-dilution provisions of the Notes, such decrease could be deemed for federal income tax purposes to be payment of a taxable dividend to Noteholders.

                                 CAPITALIZATION

     The capitalization of the Company will not change as a result of a sale of Securities by the Selling Holders.


                                 DIVIDEND POLICY

     The Company has not paid dividends on its Common Stock and does not intend to pay such dividends in the foreseeable future. Under the Company's line of credit, the Company may not pay dividends on its capital stock without the prior written consent of its lending bank.


                                 USE OF PROCEEDS

     The Company will not receive any proceeds from the sale of Securities by the Selling Holders, but will receive the exercise price if the Warrants are exercised.

                      PRICE RANGE OF SECURITIES

     The following table sets forth the high and the low closing prices of the Common Stock of the Company on the AMEX for the periods indicated.

                                                              Common Stock
                                                          -------------------
                                                           High          Low
                                                          --------    -------
         1996
              First Quarter............................   5            2
              Second Quarter...........................   4            2  5/8
              Third Quarter............................   3  11/16     2  1/4
              Fourth Quarter...........................   3  1/2       2  1/4

         1997
              First Quarter............................   3  1/4       2  1/4
              Second Quarter...........................   2  7/16      1  5/8
              Third Quarter............................   2  1/2       1  9/16
              Fourth Quarter...........................   3  3/16      2  3/8

         1998
              First Quarter............................   2  5/8       1 1/2
              Second Quarter...........................   1  11/16     1 3/16
              Third Quarter............................   1  7/16        11/16
              Fourth Quarter (through October 14)......   1  5/16      1 1/8


     At October 14, 1998, the closing price of the Common Stock was $1.31 per share. At September 30, 1998, there were 12,134,678 shares of Common Stock outstanding held of record by approximately 3,000 stockholders.

                      SELECTED FINANCIAL AND OPERATING DATA

     The following Summary Condensed Financial Data for each of the years in the five-year period ended December 31, 1997 are derived from, and qualified by reference to, the Company's audited financial statements, appearing elsewhere herein. The Summary Selected Financial Data should be read in conjunction with the audited financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere herein.

            (dollars and shares in thousands, except per share data)

                                          SIX MONTHS ENDED
                                              JUNE 30,                           YEARS ENDED DECEMBER 31,
                                       ---------------------    ---------------------------------------------------------
                                          1998        1997        1997        1996         1995        1994        1993
                                       ---------   ---------    --------    ---------   ---------    --------    --------
                                             (unaudited)
STATEMENT OF OPERATIONS DATA
   Total Revenues....................  $   1,199   $   1,910    $  4,005    $   4,040   $   3,143    $  3,397    $  2,834
   Loss on sale of oil and
    gas properties...................  $       -   $      -     $      -    $       -   $   3,607    $      -    $      -
   Impairment to oil and gas
    properties ......................  $   260     $   3,200    $  3,650    $       -   $       -    $  3,347    $  2,993
   Net loss..........................  $  (1,464)  $  (4,722)   $ (5,958)   $  (1,330)  $  (5,876)   $ (4,453)   $ (3,703)
   Net loss per share................  $   (0.12)  $   (0.39)   $  (0.49)   $   (0.12)  $   (0.90)   $  (1.69)   $  (2.09)
   Net weighted average shares
     outstanding.....................     12,128      12,050      12,086       11,351       6,556       2,639       1,773
   Ratio of earnings to
     fixed charges(2)................         (3)         (3)         (3)          (3)         (3)
   Pro forma ratio of earnings to
     fixed charges...................         (4)                     (4)
OPERATING DATA:
   Net Production:
     Crude oil, condensate and
       gas liquids (Bbl).............     28,100      36,100      87,000       57,000      92,000      88,000       79,000
     Natural gas (Mcf)...............    319,800     407,800     821,000    1,038,000     909,000    1,017,000     724,000
     Gas equivalent (MCFE)...........    488,400     624,400    1,343,000   1,383,000   1,461,000    1,542,000   1,196,000
Average Sales Price:
     Crude oil, condensate and gas
       liquids ($ per Bbl)...........  $   13.82   $   19.76    $  19.04    $   20.24   $   14.66    $  14.14    $   14.33
     Natural gas ($ per Mcf).........  $    2.30   $    2.67    $   2.66    $    2.56   $    1.77    $   2.09    $    2.28


                                                    JUNE 30,                           DECEMBER 31,
                                                   ---------   ----------------------------------------------------------
                                                     1998         1997        1996         1995        1994        1993
                                                   ---------   --------    ---------   ---------    --------    ---------
                                                  (unaudited)
BALANCE SHEET DATA:
   Total assets......................             $  10,214    $ 12,626    $  16,335   $  17,800    $ 10,066    $  10,429
   Total debt........................             $   3,235    $  3,775    $   2,933   $   4,897    $  7,123    $   3,003
   Net Stockholders' Equity..........             $   6,513    $  8,053    $  13,037   $  12,314    $  2,130    $   6,588
RESERVES:
   Estimated net proved reserves(1):
     Crude oil and condensate (MBbl).                               257          249         347       1,647          813
     Natural gas (Bcf)...............                               3.2          3.5         5.9         5.9          5.6
     Estimated future net revenues
       Before income taxes...........                          $  8,410    $  14,112   $  12,600    $ 15,932    $  12,835
   Present value of estimated future
     net revenues before income taxes
     (discounted at 10% per annum)...                          $  6,503    $  10,820   $   8,942    $  8,148    $   8,554

----------
(1) Estimates of oil and gas reserves in future years are based in part on the sales price at December 31 of the respective year. To the extent that the cost of producing the oil and gas, plus applicable taxes, from any particular property exceeds the sales price, the quantity of proved reserves is reduced. (See "Business and Properties - Oil and Gas Operations
     - Oil and Gas Reserves")
(2) The ratio of earnings to fixed charges is expressed as the ratio of: (I) fixed charges plus income from operations, to (ii) fixed charges. Fixed charges consist of interest expense and amortization of deferred financing fees. The pro forma ratio is computed in a similar manner.
(3) Earnings were insufficient to cover fixed charges for the years ended December 31, 1997, 1996, 1995, 1994 and 1993 by the amount of $5,562, $895,
     $5,006, $3,993 and $3,392, respectively. The deficiency for the periods ended June 30, 1998 and 1997 are $1,063 and $4,592, respectively.
(4) The pro forma earnings to fixed charges deficiencies for the periods indicated are not different from the actual deficiencies.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

OVERVIEW

     All of the Company's operating revenues are derived from the production and sale of oil and gas. Prior to mid-1994, the Company was principally engaged in the purchase and production of oil and gas reserves, primarily in California. In mid-1994, the Company changed its business strategy and now concentrates in exploration projects onshore and offshore Louisiana and Texas and in the related transition zone.

     Operating revenues increased slightly from 1996 to 1997, primarily because production from the East Bayou Sorrel exploration success more than offset depletion declines and the reduced revenues from the effect of selling a portion of South Timbalier Block 76 in early 1996. Operating revenues have decreased in the first half of 1998 because the Company sold its interest in East Bayou Sorrel on March 31, 1998. In 1996 the Company sold its California properties, but 1996 revenues increased from 1995 as production from the South Timbalier Block 76 acquired in late 1995 contributed to revenues for a full year.

     Results in 1997 were adversely affected by substantial impairments to oil and gas properties, debt conversion expense and stock offering costs. Results in 1995 were adversely affected by a substantial loss on sale related to the Company's California properties. No such loss or expense was recorded in 1996. General and administrative expense increased significantly in 1996 because of the addition of executive personnel and litigation costs.

     The Company experienced substantial net losses in 1997, 1995 and the first half of 1998 primarily attributed to the items described above, and a smaller net loss in 1996. Operations contributed cash in 1996 and 1997, primarily due to relatively high gas prices and/or increases in production, but consumed cash in 1995 because of low gas prices during early 1995 and the shut-in of one of the Company's primary California properties. Operations consumed cash during the first six months of 1998 because of the lower revenues discussed above and lower prices received by the Company for its production. Substantial sales of equity securities in 1995 resulted in significant increases in the weighted average shares outstanding in 1996. Net loss per share decreased in 1996 as a result of a decrease in the net loss from operations and an increase in the weighted average shares outstanding.

     The Company made substantial net investments in oil and gas properties in 1997 and 1995, and a somewhat smaller net investment in 1996. From 1995 through the first six months of 1998, the Company's primary sources of capital have been the sale of equity and proceeds from the sale of oil and gas properties. During this same period, the Company reduced its total debt by $3.8 million and, as a result of restructuring its borrowing relationships, significantly increased the maturity of its remaining debt obligations. The Company believes that it has adequate capital resources to satisfy its obligations over the short term. The Company also believes that its operating cash flow will increase as a result of successful exploitation of its inventory of projects and prospects and that this increased cash flow will be the basis for future Company growth. However, there can be no assurance that Fortune will be successful in exploiting any of its projects and operating cash flow has decreased significantly in the short term as the result of the sale of the Company's interest in East Bayou Sorrel in March 1998. In the event that Fortune's operating cash flow does not increase significantly, or Management determines to accelerate the growth plans for the Company, the Company will continue to require equity and debt financing for additional capital.

SIX MONTHS ENDED JUNE 30, 1998 AND 1997

     During the six months ended June 30, 1998, Fortune had a net loss of $1,464,000 compared to a net loss of $4,722,000 for the same 1997 period. The higher 1997 loss was primarily attributable to the $316,000 non-cash debt conversion expense incurred in connection with closing the Company's Exchange Offer on February 26, 1997, the $269,000 of stock offering costs incurred in 1997 for the public offering which was withdrawn in April 1997, the $3,200,000 non-cash impairments to oil and gas properties recorded in 1997 and increased depreciation, depletion and amortization expense in 1997.

     Net oil and gas revenues in the first six months of 1998 decreased by $681,000 (38%) compared to the same 1997 period. The decrease primarily resulted from significantly lower oil and gas prices and oil and gas production in 1998. 1997 revenues included revenues from the Company's East Bayou Sorrel field that was sold effective April 1, 1998. South Timbalier Block 76 was shut-in for 26 days in 1997 for a workover, adversely affecting 1997 revenues and partially offsetting the decrease from 1997 to 1998.

     Oil production decreased 22% to 28,100 barrels during the first six months of 1998 versus 1997 as a result of the sale of East Bayou Sorrel. Gas production decreased 22% to 320,000 MCF during the first six months of 1998 versus 1997, also primarily because of the sale of East Bayou Sorrel, as discussed above.

     For the first six months of 1998, the Company's natural gas prices averaged $2.30 per MCF as compared to $2.67 per MCF for the same 1997 period (a 14% decrease). Oil prices averaged $13.82 per barrel for the first six months of 1998 compared to $19.76 per barrel for the same 1997 period (a 30% decrease).

     Production and operating expense decreased by $377,000 (51%) for the first six months of 1998 over 1997. Production and operating expense in 1997 included approximately $400,000 of costs attributable to a workover at South Timbalier Block 76.

     General and administrative expense decreased $199,000 (20%) for the first six months of 1998 versus 1997 primarily because of lower litigation costs in 1998 in connection with the 1995 Regulation S offering (discussed in note 4 to the December 31, 1997 Financial Statements) and lower personnel costs.

     Interest expense increased by $106,000 (103%) for the first six months of 1998 versus 1997 due to the higher debt balance. Non-cash amortization of debt financing costs increased by $165,000 during 1998 because of the Company's Notes offering in December 1997 and credit facility refinancing in July 1997. The Company's provision for depletion, depreciation and amortization (DD&A) decreased by $139,000 (14%) in the first six months of 1998 as compared to 1997 because of the impact of impairments to oil and gas properties and the sale of East Bayou Sorrel.

RESULTS OF OPERATIONS

Years ended December 31, 1997 and 1996

     Fortune had a net loss of $6.0 million in 1997 compared to a net loss of $1.3 million in 1996. The increased net loss in 1997 is primarily attributable to the following 1997 items: $3.7 million non-cash impairments to oil and gas properties, a $316,000 non-cash debt conversion expense incurred in connection with closing the Company's 1992 Debenture exchange offer in February 1997 and $323,000 of stock offering costs expensed as a result of the Company withdrawing a proposed public offering in April 1997. (See notes 2 and 5 to the December 31, 1997 Financial Statements.)

     Net oil and gas revenues increased slightly in 1997 compared to 1996. 1996 revenues included revenues from the Company's California properties that were sold in February and March 1996 and a higher ownership interest at South Timbalier Block 76 through March 1996. On March 8, 1996, the Company sold 25% of its interest in the South Timbalier Block 76 for $940,000 pursuant to a preexisting option agreement. 1997 revenues were adversely affected by shutting in the South Timbalier Block 76 well from March 24, 1997 to April 19, 1997 for a workover. The same well was also shut in from April 29, 1996 to June 15, 1996 for a prior workover. Offsetting these decreases was the commencement of production at East Bayou Sorrel from permanent production facilities in January 1997. The second well at East Bayou Sorrel was completed and placed on production on June 23, 1997. As discussed above, the Company's entire interest in the East Bayou Sorrel Field was sold effective March 31, 1998.

     Oil production increased 52% in 1997 compared to 1996 as a result of the Bayou Sorrel discovery. Gas production decreased 21% in 1997 versus 1996, primarily because of the reduced ownership interest in 1997 in South Timbalier Block 76, as discussed above, and natural depletion on the Company's properties.

     Gas prices for the Company's production averaged $2.66 per Mcf in 1997 as compared to $2.56 per Mcf in 1996. Oil prices averaged $19.04 per Bbl in 1997 compared to $20.24 per Bbl in 1996.

     Production and operating expenses decreased by $78,000 (7%) in 1997 compared to 1996. The decrease results primarily from the Company's sale of its relatively expensive-to-operate California properties in early 1996. Both 1997 and 1996 were adversely affected by the workovers at South Timbalier Block 76 that cost approximately $360,000 in 1997 and $300,000 in 1996.

     Interest expense decreased by $39,000 (9%) for 1997 compared to 1996 due to the lower average debt balance for most of 1997. The Company's debt balance increased during the fourth quarter of 1997 and the Company expects to incur higher interest expense in 1998 compared to 1997. (See "- Liquidity.")

     The Company's provision for depletion, depreciation and amortization (DD&A) increased to $1.62 per MCFE in 1997 compared to $1.14 per MCFE in 1996 because of higher average property costs and lower average proved reserves in 1997.

Years ended December 31, 1996 and 1995

     Fortune had a net loss of $1.3 million in 1996 compared to a net loss of $5.9 million in 1995. The higher net loss in 1995 was primarily attributable to a $3.6 million loss on the sale of the California properties.

     Net revenues from sales of oil and gas increased 29% to $3.8 million for 1996 compared to 1995. The increase resulted primarily from the combination of higher gas prices and a full year of production from South Timbalier Block 76. The 1995 production was adversely affected by a 5 1/2 month shut down of the Company's Hopper Canyon, California oil field due to storm damage. Although 1996 revenues were up, they were adversely affected by a two month shut down of the Company's South Timbalier Block 76 well due to a mechanical failure in the second quarter of 1996. This well accounted for about 50% of the Company's oil and gas revenues in 1996. The Company incurred approximately $300,000 in workover costs to repair the problem, most of which was expensed as production and operating expense in June and July 1996.

     Gas prices for the Company's production averaged $2.56 per Mcf for 1996 as compared to $1.77 per Mcf for 1995. Oil prices averaged $20.24 per Bbl in 1996 compared to $14.66 per Bbl in 1995. These higher average prices contributed to the increase in revenues.

     Production and operating expenses decreased by $342,000 (23%) in 1996 compared to 1995 despite the expense of the South Timbalier workover discussed above. The decrease in operating expenses resulted primarily from the Company's sale of its California properties in early 1996.

     In 1996, Fortune's general and administrative expenses increased by $712,000 (59%) over 1995. The increase was due primarily to higher legal fees resulting from certain litigation, costs incurred in the sale of the Company's California properties, increased shareholder reporting expense and increased personnel expense. The Company also incurred non-recurring office relocation and severance costs of $216,000 during 1996 in connection with the Company's move to Houston. Interest expense decreased by $435,000 (50%) for 1996 compared to 1995 due to the lower debt balance in 1996. The lower depletable property balance, resulting from the 1995 sale of the California properties recorded in December 1995, led to a decrease in the Company's provision for depletion, depreciation and amortization of $193,000 (11%) in 1996 as compared to 1995. Depletion, depreciation and amortization decreased from $1.22 per MCFE in 1995 to $1.14 per MCFE in 1996.

LIQUIDITY

Cash Balance, Working Capital and Cash Flows from Operating Activities

     Although cash flow from operating activities declined in the first six months of 1998, working capital increased significantly at June 30, 1998. Fortune's operating activities during the first six months of 1998 consumed cash flow in the amount of $498,000 as compared to cash flow provided from operating activities of $1,484,000 for the first six months of 1997. This decrease results primarily from the significant increase in payables in 1997 versus a decrease in 1998. Before considering the effect of changes in assets and liabilities, operating cash flow was $(163,000) for 1998 as compared to $102,000 for 1997. Lower oil and gas revenues and higher cash interest expense were the primary contributors to the 1998 decrease in cash flow. The Company's significantly higher working capital balance of $3,598,000 at June 30, compares to a December 31, 1997 balance of $1,376,000. The proceeds received from the sale of East Bayou Sorrel were the primary contributor to this significant increase in working capital. Management believes that, even in the face of fluctuating commodity prices, this increase in cash and working capital as a result of the sale of East Bayou Sorrel provides the Company with adequate capital to fully fund its capital program during 1998.

     Fortune's internal liquidity and capital resources in the near term will consist of working capital and cash flow from its oil and gas operations and its unused borrowing capacity, if any, under its bank credit facility.

     Although the Company's cash balance decreased from 1996 to 1997, working capital increased significantly to $1,376,000 at December 31, 1997 compared to $276,000 at December 31, 1996. Refinancing the Company's bank debt in July 1997 and completing a convertible subordinated debt offering in December 1997 were major contributing factors to this increase in working capital. During 1997, operating activities and financing activities were providers of cash while investing activities were net users of cash.

     Fortune's net cash flow provided by operating activities increased in 1997 to $1,379,000 as compared to $607,000 in 1996. Changes in accounts receivable and accounts payable were significant components of these net cash flow amounts in both years. Accounts payable increased in 1997 as a result of increased exploration activity and accounts receivable decreased in 1997 primarily as a result of lower year-end prices. Before considering changes in asset and liability accounts, net operating cash flow still increased in 1997 to $755,000 compared to $391,000 in 1996. The absence of corporate relocation costs in 1997 and lower interest and production and operating expense in 1997 contributed to this increase. The Company's 1996 exploratory discovery at East Bayou Sorrel, Iberville Parish, Louisiana had no impact on the Company's revenues in 1996. Its impact on 1997 production was partially offset by the items discussed in the 1997 operating results section above.

     Fortune's cash flow provided by operating activities increased for 1996 to $607,000 as compared to an operating cash flow deficit of $(744,000) for 1995. This increase resulted from higher gas prices and higher gas production in 1996 as discussed above. Fluctuations in current asset and liability accounts also contributed to the variance. Cash flow in 1996 was adversely affected by the shut-in of the South Timbalier Block 76 well for over two months in the second quarter of 1996, resulting in a loss of revenues from the well, and workover expenses incurred to bring the well back on production.

CAPITAL RESOURCES

Cash Used in Investing Activities - Capital Expenditures

     Cash expenditures for oil and gas properties for the first six months of 1998 were $1,711,000 as compared to $2,124,000 for the same period in 1997. The 1998 expenditures have been incurred primarily in connection with the Company's projects at LaRosa, Espiritu Santo Bay, East Bayou Sorrel, Whiskey Pass and Southwest Segno.

     The Company has been involved in two significant proprietary 3D seismic projects along the Texas coast. The La Rosa project, a 24 square mile proprietary 3D seismic survey over one of the Company's existing producing fields in Refugio County, Texas has been shot and drilling operations have commenced. The Company sold one-half of its interest in the non-producing portion of this field in exchange for the acquiring parties paying 100% of the Company's 3D seismic costs. Seven wells had been drilled based upon the 3D seismic through October 15, 1998. Three wells were completed as producers, three wells have been plugged and abandoned and a seventh is being tested. During 1998, the Company has incurred $502,000 of seismic interpretation, leasing and drilling costs through the second quarter. The Company holds a 37.5% working interest in the producing wells and an 18.75% working interest in the prospective projects covered by this 3D seismic survey.

     The second project is offshore Texas in the intracoastal waters of Espiritu Santo Bay, Calhoun County. This involves a 135 square mile proprietary 3D seismic survey in which the Company owns a 12.5% working interest. The area covered by the survey also includes producing fields. This survey was completed in 1997 and is being interpreted. Three wells have been spud in 1998, two of which appear to be productive and one was plugged and abandoned. Additional drilling is planned for 1998 and beyond. During 1998, the Company has incurred $137,000 of seismic interpretation and leasing costs through the second quarter.

     During the second quarter of 1998, the Company entered into agreements to participate in the drilling of three wells on prospects in the transition zone offshore Louisiana. Two of the wells are on the Whiskey Pass prospect and the third is on the Sea Serpent prospect. The prospects were identified by another company on a 25 sq. mile transition zone 3D seismic survey which Fortune also owns. Through June 30, 1998, the Company has incurred approximately $305,000 of seismic, leasehold and drilling costs. The first well drilled on the Whiskey Pass prospect was plugged and abandoned in May 1998. The Sea Serpent well was drilled in July 1998 and plugged and abandoned on July 22, 1998. The second well on the Whiskey Pass prospect is planned for late 1998. Fortune pays 12.5% of drilling and completion costs of these wells. The Company also incurred $166,000 in 1998 in connection with its dry hole at the Southwest Segno prospect in Liberty County, Texas.

     The Company continually reviews exploration, development and acquisition opportunities and expects to participate in additional projects in 1998.

     Capital expenditures funded with cash for the years ended December 31, 1997, 1996 and 1995 were $4.9 million, $3.2 million and $5.7 million, respectively. 1997 capital expenditures consisted primarily of $2.5 million for 3D seismic and leases at Espiritu Santo Bay; $1.5 million for development at East Bayou Sorrel and $0.4 million for the acquisition of an additional interest at East Bayou Sorrel. 1996 capital expenditures were primarily for four exploratory wells (East Bayou Sorrel, Lirette, DABM and South Lake Arthur) and continued lease and seismic acquisition offshore Louisiana. Capital expenditures for 1995 were principally attributable to capital expended to acquire, explore and develop the Company's New Mexico, LaRosa and AWP properties; begin the acquisition of seismic and leases offshore Louisiana; acquire South Timbalier Block 76 for $2.2 million; and drill the exploratory well at Aurora.

     In June 1997, Zydeco returned to the Company $2.2 million of exploration venture cash under the terms of the venture agreement, as discussed in note 2 to the Financial Statements. The cash was previously reported on the Company's balance sheet as restricted cash in "Other Assets." The Company also received $1.2 million for the sale of the California properties that was used to retire debt in February 1996 and $940,000 for the sale of 25% of its interest in South Timbalier Block 76. (See "Business and Properties - Exploration Activities" and " -- Property Acquisition Activities.")

     Fortune's net capital  expenditures  for its  acquisition,  exploration and development activities in 1998 are currently estimated to range from approximately $1.5 to $4.0 million, depending on the Company's capital resources. The Company intends to provide for these expenditures with its available cash, its cash flow from operations and, to the extent approved in advance by the bank, its bank credit facility. Should funds not be available to the Company as required for participation in the projects, the Company can reduce its working interest share of the projects. Should the Company's working interest in exploration projects be reduced, the Company would not derive as great a benefit in the event of an exploration success.

Cash Flows from Financing Activities -

     - Outstanding Debt and Debt Reduction

     On March 31, 1998, the Company paid off all but $10,000 of its bank credit facility using $540,000 of the proceeds from the sale of East Bayou Sorrel. The Company's other debt, all of which is subordinated convertible debt, is not due until 2007. Primarily as a result of the lower revenues in the current quarter, the Company was unable to meet the 3 to 1 coverage ratio of cash flow to fixed-charges which is required by the credit facility for the nine-months period ended June 30, 1998. The Company received a waiver of this covenant from the bank for the period ended June 30, 1998.

     - Convertible Subordinated Notes due December 31, 2007

     On December 1, 1997, Fortune completed a private placement of 12% Convertible Subordinated Notes due December 31, 2007 (the "Notes"). An aggregate of $3,225,000 principal amount of Notes was sold and the Company received $2,815,000 of net proceeds after offering expenses and commissions. The Notes were sold to a group of accredited investors under a placement agreement with J. Robbins Securities L.L.C.

     The net proceeds of the private placement were used to refinance existing debt and for general corporate purposes. On December 5, 1997, using the proceeds of the Notes offering, the Company redeemed the remaining outstanding balance of $1,028,000 of the Company's Debentures due December 31, 1997. In addition, $315,000 of net proceeds of the Notes offering were used to reduce the borrowings under the Company's credit facility with Credit Lyonnais. See "Description of the Notes" for the terms of the Notes.

     - Credit Facility

     The Company has in place a $20 million credit facility with Credit Lyonnais New York Branch ("Credit Lyonnais"). The Credit Lyonnais facility is due July 11, 1999, extendable for one year upon mutual consent. On March 31, 1998, the Company repaid all but $10,000 of the outstanding balance of the credit facility with a portion of the proceeds from the sale of East Bayou Sorrel. Prior to the Company's sale of its interest in the East Bayou Sorrel field, the Company's borrowing base was $2 million. The bank has not completed its redetermination of the borrowing base subsequent to this sale; consequently, the Company does not know how much, if any, is currently available for borrowing under this credit facility. Under the credit facility, once the borrowing base is redetermined, the Company may borrow up to a pre-determined borrowing base, for acquisitions and development projects approved by Credit Lyonnais at either 1.25% above Credit Lyonnais' base rate or 4% above LIBOR. The Credit Lyonnais facility is secured by a mortgage on all of the Company's existing proved oil and gas properties. The Company is also required to pay a commitment fee of 0.5% on the unused portion of the borrowing base. Primarily as a result of the lower revenues in 1998 as a result of lower oil and gas prices and the sale of East Bayou Sorrel, the Company was unable to meet the 3 to 1 coverage ratio of cash flow to fixed-charges which is required by the credit facility for the twelve-month period ended June 30, 1998. The Company received a waiver of this covenant from the bank for the period ended June 30, 1998.

     - Debentures

     On February 26, 1997, the Company closed an exchange offer for the Convertible Subordinated Debentures due December 31, 1997 (the "Debentures") which resulted in $697,000 principal amount of Debentures being exchanged for 218,858 shares of Common Stock and 174,250 Common Stock Warrants. Consequently, the balance due on the Debentures at December 31, 1997 was $1,028,000. This remaining balance was repaid on December 5, 1997 with proceeds from the Notes offering discussed above.

     In connection with the February 1997 exchange of Debentures for Common Stock and Common Stock warrants, the Company recorded a non-cash debt conversion expense of approximately $316,000 during the first quarter of 1997. The non-cash debt conversion expense represents the difference between the fair market value of all of the Common Stock and warrants issued in connection with the exchange offer and the fair market value of the lower number of shares of Common Stock that could have been issued upon the conversion of the Debentures under the 1992 Indenture prior to the exchange offer.

     - Cash Provided from Equity Transactions

     Fortune's primary source of capital during 1996 and 1995 was stock offerings and the exercise of warrants and options. In December 1996, the Company received net proceeds of approximately $1.1 million from the sale of 412,000 shares of Common Stock at a price of $3.00 per share in a private placement. On December 11, 1995, the Company received approximately $3.3 million of net proceeds in a private placement of 1,321,117 shares of Common Stock. The proceeds were used to acquire a producing property and for general corporate purposes. (See "Description of Business - Property Acquisition Activities - South Timbalier Block 76 Acquisition.")

     On June 30, 1995, the Company closed an underwriting of 4,100,000 shares of Common Stock at a price of $2.00 per share. On July 5, 1995, the underwriters exercised their over-allotment option for an additional 500,000 shares. The
Company netted approximately $8.1 million after deduction of underwriting discounts and costs of the offering. In February 1995, the Company netted $795,000 in a private placement of Common Stock. The proceeds were used to fund the initial contribution to the joint venture with Zydeco. (See "Business and Properties - Significant Properties and Activities - Joint Venture with Zydeco.")

Oil and Gas Prices and Reserves

     The price Fortune receives for its oil and gas production is influenced by conditions outside of Fortune's control. (See "Risk Factors - Risks Associated with the Oil and Gas Industry - Volatility of Oil and Gas Prices".) The
Company's revenues, profitability and future rate of growth are substantially dependent upon prevailing market prices for natural gas and oil, which can be extremely volatile and in recent years have been depressed by excess domestic and imported supplies. These fluctuating oil and gas prices have contributed to impairments to oil and gas properties such as the $3.7 million impairment recorded in 1997 and the $260,000 impairment recorded in the second quarter of 1998. As a result of lower oil and gas prices in September 1998, the Company expects to incur further impairments in the third quarter of 1998. As of October 15, 1998, the Company was receiving an average of approximately $12.50 per barrel for its oil production and $2.15 per MCF for its gas production.

     The Company's December 31, 1997 oil and gas reserve report prepared by Huddleston & Co. Inc., of Houston, Texas, its independent petroleum engineers, indicated a net present value, discounted at 10%, of the Company's proved reserves equal to $6.5 million at December 31, 1997, compared to a $10.8 million discounted value at December 31, 1996. Of that total value, the proved developed producing wells had a discounted present value of $3.4 million at December 31, 1997 compared to $6.3 million at December 31, 1996. The decrease in the present value of the reserves is primarily attributable to significantly lower oil and gas prices at year-end 1997 versus 1996. Total net proved reserves at December 31, 1997 were 257,000 Bbls of oil and 3.2 Bcf of gas compared to 249,000 Bbls of oil and 3.5 Bcf of gas at December 31, 1996. (See "Business and Properties - Exploration Activities.") At December 31, 1997, these net proved reserve figures included 152,000 barrels of oil and 204,000 mcf of gas attributable to the Company's interest at East Bayou Sorrel. The Company sold its entire interest in East Bayou Sorrel effective March 31, 1998. (See Note 6 to the June 30, 1998 Financial Statements).

"Year 2000" Compliance

     The Company is aware of the issues associated with the inability of many computer systems worldwide to recognize dates beyond December 31, 1999 and that a failure to correct this problem could result in significant disruption to those systems. The Company has reviewed its internal and accounting systems and believes that they are "year 2000 compliant." The Company currently does not operate any of its producing properties; accordingly it does not use any operating systems internally that must be evaluated for compliance. The Company's concerns regarding year 2000 compliance rests almost solely with its third party business associates. The Company has been assessing the readiness of the third parties that it believes are important to its business, such as: operators of its properties, its oil and gas product purchasers, its accounting system providers, consultants, communication systems providers, etc. The third parties contacted thus for have represented either to be in compliance or have communicated their plans and timetables for compliance. This process, however, is ongoing. The Company has begun making contingency plans in the event that its third parties are unable to achieve compliance. With respect to product purchasers, systems providers, consultants, its bank, and its stock transfer agent, for example, the Company does not have any contracts that extend beyond January 1999 and it will change to goods and service providers who are year 2000 compliant, if necessary. With respect to operators of its properties, the Company believes that a failure to comply by the operator or its critical suppliers would generally not be material except at South Timbalier Block 76. CNG Producing Company ("CNG") operates South Timbalier Block 76 and the Company is reviewing CNG's compliance efforts. The Company does not believe that the direct, out-of-pocket cost of its year 2000 compliance requirements will be significant. There are, however, numerous parties who the Company has no direct contact with but who nonetheless could have a significant impact on the Company's business activities if such parties do not achieve compliance. These indirect third parties include oil and gas refiners, gas and oil transmission companies, third party banking institutions, suppliers of supplier, etc. Although the Company has no practical way of assessing the viability of these companies, Fortune believes that its risk are no greater in this regard than businesses and the public in general. The Company will continue to monitor the status of year 2000 compliance issues to determine the impact, if any, on its operations.

RECENTLY ISSUED FINANCIAL ACCOUNTING STANDARDS

     In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). SFAS 131 establishes standards for the way public enterprises are to report information about operating segments in annual financial statements and requires the reporting of selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. SFAS 131 is effective for periods beginning after December 15, 1997. The Company does not believe that this SFAS will currently result in any significant new disclosures in its financial statements.

     In February 1998, the FASB issued Statement of Financial Accounting Standards No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" ("SFAS 132"). SFAS 132 revises employers' disclosures about pension and other postretirement benefit plans. It does not change the measurement or recognition of those plans. SFAS 132 is effective for fiscal years beginning after December 15, 1997. The Company does not expect SFAS 132 to have a significant effect on its financial reporting.

     In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 establishes accounting and reporting standards for derivative instruments, including derivative instruments embedded in other contracts and for hedging activities. SFAS 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. As it has not historically utilized derivative instruments, the impact upon the Company of SFAS 133 is not expected to have an effect on the reporting of future operating results.

BUSINESS AND PROPERTIES

GENERAL

     Fortune Natural Resources Corporation ("Fortune" or the "Company") is an independent public oil and gas company whose primary focus is on exploration for and development of domestic oil and gas properties. The Company's principal properties are located onshore and offshore Louisiana and Texas.

     During  1995,  the  Company   implemented  a  program  of  exploration  for
significant oil and gas reserves using state-of-the-art 3D seismic and computer-aided exploration ("CAEX") technology. The Company believes that the use of 3D seismic and CAEX technology provides more accurate and comprehensive geological data for evaluation of drilling prospects than traditional 2D evaluation methods. Since implementing this program in early 1995, the Company has been acquiring, with other industry partners, interests in oil and gas prospects in the Louisiana Gulf Coast and is continually evaluating 3D and 2D exploration projects.

     The Company also seeks to take advantage of attractive acquisition targets which will enable it to acquire producing properties at an attractive price. In furtherance of that objective, the Company purchased for cash an additional interest in the East Bayou Sorrel Field in early 1997 as well as an interest in the South Timbalier Block 76 in December 1995. The Company subsequently sold its entire interest at East Bayou Sorrel.

STRATEGY

     Fortune's strategy is to invest in a diversified portfolio of oil and gas exploration and development properties within its area of interest. Fortune seeks to mitigate the risks of exploration drilling by generally taking minority interests in projects with large potential reserves as well as additional development potential. Together with other industry partners, Fortune has invested in seismic exploration programs to identify new exploration prospects, in exploration prospects ready to drill, and in producing properties believed to have additional development potential, each described in more detail below.

     Fortune seeks to participate, generally as a minority, non-operating interest holder, in a variety of exploration and development projects with industry partners. The Company's approach to prospect acquisition is twofold. It seeks prospects on an opportunistic basis, evaluating individual prospect opportunities presented to it by other oil and gas companies or consultants. It also seeks to develop prospects through multi-year strategic joint ventures designed to evaluate a wide area for potential drilling prospects, such as the recently commenced venture along the Texas intracoastal waters and Matagorda Island at Espiritu Santo Bay.

     Fortune and its partners use state-of-the-art technologies including, where appropriate, 3D seismic and CAEX technology in defining and evaluating drilling prospects. Fortune believes that these techniques have undergone important technological advances in recent years and that their use can provide Fortune and its project partners with a more accurate and complete prospect evaluation, materially increasing the likelihood of finding commercial quantities of oil and gas at lower average reserve finding costs.

     Although Fortune does not currently operate properties or originate exploration prospects, it actively participates in the evaluation of opportunities presented by its industry partners, both at the time of its initial investment in a prospect and thereafter during the evaluation and selection of drilling locations. In order to maintain the ability to employ state-of-the-art technology while controlling fixed operating costs, Fortune relies heavily on industry consultants for its project evaluations. With aggressive downsizing by major oil companies in recent years and the reorganization of many independent oil companies, Fortune has found that highly qualified prospect originators and technical advisors are available as consultants and joint venturers, enabling Fortune to acquire expert technical assistance in its target geographic areas while avoiding the overhead associated with a larger number of employees.

     Currently, Fortune employs the services of Interpretation3, a consulting company headed by Daniel Shaughnessy, formerly an exploration supervisor with Mobil Oil Company, to assist in evaluating prospects. Mr. Shaughnessy became a director of Fortune in early 1997. (See "Management.") The Company employs Huddleston & Co., Inc., Houston, Texas, independent petroleum engineers, to estimate reserves in successful wells and in properties being evaluated for acquisition. The Company does not have contracts with these consultants that obligate the consultants to continue their availability to the Company. However, the Company has no reason to believe that these consultants will cease providing services in the foreseeable future.

EXPLORATION ACTIVITIES

     Fortune reviews prospects developed by companies that have particular expertise in specific exploration areas and uses its consultants and management knowledge to analyze the exploration data. By taking a minority non-operating position in such projects, the Company gains opportunities to participate in significant discoveries while minimizing its losses if the exploration wells are unproductive. Recent significant exploration projects undertaken by the Company include the 3D seismic surveys at Espiritu Santo Bay and LaRosa Field, both of which are discussed below.

PROPERTY ACQUISITION ACTIVITIES

     Prior to mid-1994, the Company focused its efforts on the acquisition of producing properties in an effort to take advantage of competitive prices for proved reserves with development potential. In mid-1994, the Company made a strategic decision to shift its emphasis from the acquisition of producing properties to exploration for oil and gas reserves, although the Company continues to examine attractive acquisition opportunities. This decision was prompted by increasing price competition for attractive producing properties as well as the recent important advances in exploration technology. To help facilitate its exploration strategy and focus its efforts, the Company sold all of its California producing properties and prospects in early 1996.

     The Company continues to examine attractive acquisition opportunities and will seek to acquire producing properties on a selected basis. In furtherance of that objective, the Company acquired an interest in South Timbalier Block 76 in December 1995.

SIGNIFICANT PROPERTIES AND ACTIVITIES

Espiritu Santo Bay Proprietary 3D Seismic Exploration Joint Venture

     On February 27, 1997, Fortune entered into a multi-year proprietary 3D seismic joint venture to evaluate and identify exploration prospects in a 166.5 square mile AMI in and around the Texas transition zone, including the intracoastal waters at Espiritu Santo Bay, and certain surrounding areas. Fortune owns a 12.5% working interest in the joint venture which has undertaken a 135 square mile proprietary 3D seismic venture. Fortune and its working interest partners currently own 17,794 leasehold acres and hold options to acquire leases on an additional 20,015 acres within the area of the seismic survey.

     The term of the joint venture agreement extends through July 15, 2002 but may be extended, if necessary. Under the Agreement, upon delineation of each exploration prospect, Fortune may elect whether to participate in drilling an initial well or farm out all or part of its interest to other joint venture partners or third parties. Seismic acquisition activities commenced in April 1997 and were completed in September 1997. The seismic data has been processed and is continually being interpreted. Over a dozen prospects have been delineated to date, however, no assurance can be given that any commercial quantities of hydrocarbons will be discovered. Drilling began on the first three such prospects in September 1998. The first such well was plugged and abandoned; the other two are currently being evaluated.

     On March 13, 1997, each of the Espiritu Santo Bay 3-D Seismic Project joint venture partners, including Fortune, elected to acquire their pro-rata shares of the Steamboat Pass Field, Calhoun County, Texas from Neumin Production Company ("Neumin"). The Steamboat Pass Field is in Espiritu Santo Bay. The acquisition also entitles Fortune to its pro-rata share of the existing facilities located on site. Fortune acquired a 12.5% working interest in the 5,766 acres held by production in the field. The acquisition was made in exchange for the assumption of Neumin's future obligation to plug and abandon the field. The cost of such abandonment is not expected to be material to the Company. The transaction closed on April 18, 1997.

La Rosa Proprietary 3D Seismic Exploration Program

     In 1994, the Company acquired an undivided 50% interest in the LaRosa Field, a producing oil and gas field in Refugio County, Texas. In January 1997, Fortune's working interest was reduced to a 37.5% working interest as the result of an after-payout back-in negotiated at the time of purchase. On February 13, 1997, Fortune and its working interest partners commenced a proprietary 3D seismic survey covering 24 square miles over the La Rosa Field and surrounding acreage in Refugio County, Texas. The survey was conducted using state-of-the-art technology. Processing was completed in September 1997. The Company farmed out 50% of its rights in this proprietary seismic program and in any new exploration opportunities generated by that program in exchange for the payment of all of Fortune's costs of such 3D survey. Accordingly, Fortune currently owns an undivided 18.75% working interest in all newly-generated prospects. Fortune maintains its 37.5% working interest in all production from wellbores existing prior to the commencement of the 3D seismic survey. Fortune and its working interest partners currently own 5,616 acres in the field and hold seismic options to acquire up to an additional 6,462 acres. The first well drilled based upon the 3D data was spudded December 2, 1997; since then six additional wells have been drilled. Three of these wells have been completed, three have been plugged and abandoned and a fourth is being tested. Further drilling has been suspended pending a review of the results obtained from the first phase of this drilling program.

Southwest Segno, Liberty County, Texas

     On September 24, 1997, the Company entered into a Participation Agreement to drill a well on the Southwest Segno Prospect in Liberty County, Texas. The Company paid $36,000 to acquire an undivided 30% before-payout working interest in this prospect. A well was drilled in early 1998 at a cost of approximately $165,000 to Fortune. Testing disclosed that the well was not economic to complete and it was plugged and abandoned.

South Timbalier Block 76 - federal waters, offshore Louisiana

     South Timbalier Block 76 is the Company's most prolific producer, currently accounting for over 40% of the Company's revenues and proved reserves. On December 11, 1995, Fortune acquired a 16.67% working interest (12.5% net revenue interest) in this 5,000 acre producing oil and gas property. This property ("Block 76") includes a producing well which was completed in 1990, drilling and production platform and a transmission line. The effective date of the acquisition was June 1, 1995, so Fortune received the net cash flow from the well from that date. The effective date for financial reporting purposes was November 1, 1995. The Company initially paid $2.2 million for its interest in Block 76 plus 150,000 common stock purchase warrants at prices from $4.625 to $6.00 per share, all of which expired unexercised in December 1997. In the acquisition, Fortune granted an option, exercisable until March 11, 1996, to a third party to acquire a 4.167% working interest in the property for $790,000 plus the retention by Fortune of a $150,000 deposit for a total of $940,000. The option was timely exercised, which reduced the Company's interest in the block to a 12.5% working interest (9.375% net revenue interest) effective January 1, 1996.

     On April 29, 1996, the Block 76 well was shut in due to a mechanical failure of downhole equipment. A remedial workover, started June 16, 1996, cost the Company approximately $300,000. The well was brought back on production July 6, 1996. The well was also shut-in from March 24 to April 19, 1997 for a workover to repair a leak that caused the well to lose casing pressure. The Company's share of the costs of this second workover was approximately $360,000. Notwithstanding these shut-ins, the well has already returned Fortune's investment, and the Company is evaluating the possibilities for additional wells.

     In order to finance the acquisition of the South Timbalier Block and to provide the Company with additional working capital, Fortune issued 1,321,117 shares of its Common Stock to a group of overseas investors in a transaction which qualified for an exemption from the registration requirements of the Securities Act of 1933 under Regulation S. From this sale in December 1995, the Company netted approximately $3.3 million after payment of expenses of the offering. The shares were sold subject to certain "reset" provisions pursuant to which the purchasers could receive additional shares if the price of the Common Stock were to drop. Despite a drop in the price of the Common Stock during the calculation period, the Company does not expect that it will be required to issue any reset shares. (See "- Legal Proceedings.")

Ship Shoal Blocks 43 and 67 - state waters, offshore Louisiana

     On April 24, 1998 and July 1, 1998, the Company entered into agreements with Rozel Energy, LLC ("Rozel") to participate in Rozel's Whiskey Pass (Block
43) and Sea Serpent (Block 67), respectively. The agreement on Block 43 required Fortune to pay $138,000 for an assignment of a 12.5% working interest in approximately 2,284 acres offshore Terrebonne Parish. The agreement further provided for the drilling of two wells to test this acreage. The first such well was drilled in June at an approximate cost to Fortune of $230,000. The well was plugged and abandoned as a dry hole. The second Whiskey Pass well is currently scheduled to spud in late October.

     The agreement on Block 67 provided for the payment by the Company of $64,000 to acquire a 12.5% working interest in approximately 390 leasehold acres. A single well was drilled on this prospect in August at a cost to the Company of approximately $260,000. Although hydrocarbons were encountered, they were not judged to be present in economic quantities and the well was plugged and abandoned.

Joint Venture with Zydeco

     Fortune owns varying working or royalty interests in eighteen projects located in the transition zone and Timbalier Trench regions offshore Louisiana. Each of these projects (referred to herein as the "Joint Venture Projects") was acquired by a joint venture formed with Zydeco to identify, evaluate and explore oil and gas prospects in this area. Each of these projects was identified using a combination of advanced 2D and 3D seismic and CAEX technology in conjunction with geological analysis of existing wells.

     Under its exploration agreement with Zydeco, Fortune contributed $4.8 million to the venture in 1995. The funds were to be used to pay all of the budgeted leasehold acquisition and seismic costs on the projects, entitling Fortune to a 50% working interest in each project. As of June 1997, $2.2 million of the funds remained unspent and were returned to Fortune in accordance with the terms of the exploration agreement. The Company's 50% working interest in the projects that have not been farmed out is subject to proportionate reduction in the event that Zydeco expends additional funds on the projects. Fortune has farmed out its interest in six of the Joint Venture Projects to industry partners, retaining overriding royalties and/or the right to participate as a working interest owner and has a 100% working interest on one of the projects. It has retained its 50% working interest in the remaining projects. One of the prospects which was farmed out, located on South Timbalier Block 86, is currently being drilled by Sonat Exploration Company. The Company has a 3.166% override, convertible to a 12.5% working interest, in this project.

     The Company does not currently expect that wells will be drilled on all of the Joint Venture Projects or that it will, except in certain circumstances, retain a working interest of more than 25% in any wells that are drilled. In keeping with its strategy of balancing risk, Fortune intends to farm out its remaining interest to other oil companies. Under a farmout arrangement, the Company would be relieved of all or part of its obligation to pay drilling expenses, and could recover its acquisition and exploration costs but would wind up with a smaller interest in any given prospect. No assurance can be given that Fortune will be able to farm out any of the projects or that, if it is successful in doing so, the farmout will be on the terms described above. Each of the parties in the joint venture has a right to farm out a portion or all of its interest in each prospect to the other under a "put" arrangement in the exploration agreement.

     The Joint Venture Projects are in various stages of evaluation. The leases have initial lease terms varying from 3 to 5 years, during which period the venture must either commence drilling operations or lose the leases. To date, wells have been drilled on two of the Joint Venture Projects, the Aurora and Polaris Prospects. Hydrocarbons were encountered in both wells, but were of insufficient quantities to justify completion attempts. A third party drilled one of these wells under a farmout for which Fortune received $66,000 in fees. The Company incurred approximately $832,000 in costs on the other well. The remaining projects are being evaluated for drilling, farmout or resale opportunities. Many of the Joint Venture Projects are in the vicinity of recent discoveries in the transition zone and Timbalier Trench and, as such, should represent opportunities to find significant oil and gas production. However, there can be no assurance that Fortune will have sufficient resources to participate in any exploration wells proposed, that it will be able to farm out its interest on favorable terms or that any of the exploration wells will be drilled or be successful.

     Fortune acquired its interest in the joint venture through its acquisition in May 1995 of Lagniappe Exploration, Inc. ("LEX"), for 1,200,000 shares of Common Stock and 1,200,000 stock purchase warrants exercisable at $4.75 per share through May 12, 2000. The interest in the joint venture was the only significant asset of LEX.

     In connection with the return of the unexpended funds from the joint venture in June 1997, Fortune reviewed its $4.3 million remaining unevaluated investment in the Joint Venture Projects. The $4.3 million investment includes the value of the Fortune Common Stock that was issued in 1995 to acquire LEX as well as the funds that Fortune has expended for joint venture leases and seismic. As a result of this review, Fortune transferred all of its investment in the Joint Venture Projects to the evaluated property account in 1997. This was the major contributing factor to the Company's $3.7 million impairments to oil and gas properties recorded in 1997.

Rio Arriba County, New Mexico - San Juan Basin

     On June 24, 1994, Fortune concluded the purchase of a 25% interest in EnRe-1, LLC, a newly formed Texas limited liability company (the "LLC"), which owned three Jicarilla Apache Minerals Development Agreements ("MDAs") covering 60,000 producing, development and exploratory acres in Rio Arriba County, New Mexico and associated tangible property, and an approximately 22% working interest in certain mineral, oil and gas leasehold interests in an additional 10,000 exploratory acres in that county. These interests were acquired for $1.7 million. Since that date, Fortune has expended approximately $1.5 million for its share of the cost of drilling wells in the San Juan Basin. In 1996, one of the MDAs, comprising approximately 20,000 acres terminated, and the acreage reverted to the lessors. In 1997, approximately 14,000 additional acres reverted to the lessors pursuant to the terms of the MDAs.

     Of the seven wells drilled on these properties during 1994 and 1995, two were completed as producing wells. The Company did not participate in the drilling of any additional wells in 1996 or 1997. Production revenues from the properties have not exceeded the total cost of acquiring and conducting drilling operations on the properties. The Company's reserve engineers have not assigned any proved reserves to the San Juan Basin properties because of the limited data available from which to evaluate the properties. Given the tight sands and the production history, the engineers were unable to determine whether the future production would be economic and, therefore, were unable to conclude that any proved reserves should be assigned to the producing wells. There are no immediate plans to conduct further evaluations of the wells that are temporarily shut in or to drill additional wells in this field. At June 30, 1997, the Company transferred all of its remaining $1.3 million of unevaluated costs attributable to these properties to the evaluated property account. On August 26, 1998 the Company sold its entire interest in these properties and the LLC to the operator in exchange for an assumption of all existing liabilities.

Webb County, Texas - Belle Pepper and Belle Jeffers Fields

     On October 5, 1993, the Company completed the acquisition of certain mineral, oil and gas leasehold interests and associated tangible property from Michael Petroleum Corporation, Brazos Resources, Inc., Pioneer Drilling Company and Endowment Energy Partners. The mineral, oil and gas leasehold interests include working interests in producing and non-producing oil and gas properties located in Webb County, Texas, known as the Belle Pepper and Belle Jeffers Fields. The Company acquired interests in approximately 2,300 acres of mineral leases, including 10 producing gas wells. The Lobo sand in this area has very low permeability (under one millidarce) which has qualified all the acquired production as a "tight" gas sand. As a tight gas sand, the production from wells drilled before January 1, 1993 (which includes 9 of the wells on the property) is exempt from Texas state severance tax. The Company participated in the drilling of a 10,000 foot exploratory test well to the Lobo sand in 1994 which was determined to be non-commercial. The Company had a 25% working interest in this well; dry hole costs to the Company were $115,000. The Company has a 20% interest in a proved undeveloped in-fill location within the Belle Pepper Field.

     Fortune paid an adjusted price of $6.5 million in cash and 195,000 three-year common stock purchase warrants which were either exercised or expired in 1996. Aggregate production from the producing wells acquired by Fortune has not yet returned the Company's investment in this area.

McMullen County, Texas - AWP Field

     In 1992, the Company acquired a 10% working interest in the AWP Field, McMullen County, Texas as part of a package of California and Texas properties for a purchase price of 243,153 shares of Common Stock and the assumption of a $2,000,000 note. The Company has since sold the California properties and paid off the $2,000,000 note. The property includes approximately 3,500 acres of oil and gas leases and 10 proved undeveloped locations remaining to be drilled on either 40 or 80 acre spacing. The Company's estimated share of the drilling and completion costs for each of these wells is $48,000. In February 1996, developmental drilling was resumed with the commencement of drilling the Bracken Ranch #47 well location which was successfully completed as a producer. The Bracken Ranch #48 well was completed as a producer in January 1997. Production to date has not returned the Company's investment. The operator is currently attempting to reduce the landowners' royalty from 35% to 25% before proceeding with further drilling in the field.

Divestiture of East Bayou Sorrel

     On March 31, 1998, the Company sold its interest in the East Bayou Sorrel field, Iberville Parish, Louisiana to National Energy Group, Inc. for cash in the amount of $4,695,000. The properties sold consisted of the Company's interest in the Schwing #1 and #2 wells and all of the Company's leases, facilities and interests in the East Bayou Sorrel area of mutual interest, as such area is defined in the East Bayou Sorrel operating agreement. The sale was effective April 1, 1998. The sale closed on March 31, 1998, whereupon the Company received $4,535,000, which is net of ordinary closing adjustments.

     The Company's interest in the two productive wells at East Bayou Sorrel were pledged to secure the Company's Credit Facility with Credit Lyonnais. The total balance outstanding under the Credit Facility prior to this sale was $550,000. Concurrently with closing the sale of the East Bayou Sorrel field, the Company paid down the outstanding balance of the Credit Facility by $540,000. The Company plans to reinvest the remaining proceeds from the sale of East Bayou Sorrel into its exploration, development and property acquisition activities, including, for example, future anticipated exploration and development wells at its Espiritu Santo Bay and LaRosa 3D seismic exploration projects.

     The Schwing #1 and #2 wells began producing from permanent production facilities in January 1997 and June 1997, respectively. Although both wells were shut-in from March 13, 1998 through the date of the sale to repair production facilities, they accounted for a significant portion of the Company's oil and gas revenues during 1997 and proved reserves as of December 31, 1997. A third well in the field, the Schwing #3, which was spudded October 9, 1997, was temporarily plugged and abandoned on March 5, 1998 pending further evaluation of the well's potential. During 1997 and 1998, the Company incurred approximately $1 million in connection with drilling and attempting to complete this well as a result of difficult drilling conditions and mechanical problems.

Divestiture of California Properties

     At December 31, 1995, Fortune owned and operated 39 gross and 29.92 net wells located in California (including all the wells that were sold in 1996). Production in California during 1995 totaled approximately 57,160 net Bbls of oil and 66,292 net Mcf of gas. This represented about 62% of the Company's 1995 oil production and about 7% of its gas production. The Sespe property comprised approximately 26% of Fortune's net proved oil reserves and 1% of Fortune's net proved gas reserves as of December 31, 1995.

     Despite the high percentage of the Company's oil production represented by these properties, the costs of operating the wells in California was, in the view of management, disproportionately high in relation to the revenues generated. The high cost of production in California on the Company's properties was a result of several factors, including the low gravity of the oil, the small production from each well and environmental and worker's compensation costs.

     On February 23, 1996, Fortune sold its interest in all but one of its California properties for cash in the amount of $840,000. The properties sold consisted of the Company's interest in the Hopper Canyon, Holser Canyon, Oxnard and Sheils Canyon Fields in Ventura County and the Bacon Hills Field in Kern County. The sale was effective December 31, 1995. In connection with the sale, Fortune paid commissions and expenses of approximately $75,000. The Company sold its remaining California property, the Sespe Field, Ventura County, California, to Seneca Resources for approximately $300,000 net of closing adjustments in April 1996. The Company recorded a loss on sale of $3.6 million in 1995 as a result of these divestitures.

     All of the Company's California properties were pledged to secure the Company's bank debt. Concurrently with the closing of the sale of the non-Sespe properties, Fortune reduced its bank debt by $1.1 million, representing the entire indebtedness secured by the Company's California properties. The closing of the sales of the California properties and the relocation of the Company's headquarters to Houston completed the Company's strategic move to focus its efforts on exploration in the Gulf Coast.

     Prior to 1994, the Company made various other acquisitions, primarily of producing properties located in California, which have since been sold.

Drilling Activities

     The following table sets forth information regarding development and exploratory wells drilled by Fortune in the years ended December 31, 1997, 1996 and 1995:

                             WELL DRILLING ACTIVITY

                                                 Year Ended December 31,
                            ------------------------------------------------------------
                                  1997                  1996                  1995
                            -----------------    ------------------   ------------------
                             Gross      Net       Gross      Net       Gross        Net
                            -------   -------    -------    -------   -------    -------
      Exploratory Wells
         Productive               -         -        1.0        .11         -          -
         Dry                    1.0       .13        3.0       1.21         -          -
                            -------   -------    -------    -------   -------    -------
                                1.0       .13        4.0       1.32         -          -
                            =======   =======    =======    =======   =======    =======

      Development Wells
          Productive            1.0       .13        2.0        .20       1.0        .20
          Dry                     -         -          -          -         -          -
                            -------   -------    -------    -------   -------    -------
                                1.0       .13        2.0        .20       1.0        .20
                            =======   =======    =======    =======   =======    =======

Oil and Gas Reserves

     The Company's reserves are located in Texas and onshore and offshore Louisiana. Proved reserves represent estimated quantities of oil and gas which geological and engineering data demonstrate to be reasonably certain to be recoverable in the future from known reservoirs under existing economic and operating conditions. Proved developed oil and gas reserves are proved reserves that can be expected to be recovered through existing wells using existing equipment and operating methods.

     The oil and gas reserve estimates at December 31, 1997, 1996 and 1995 were determined by Huddleston & Co., Inc., Houston, Texas, independent petroleum engineers. Such estimates are subject to numerous uncertainties inherent in the estimation of quantities of proved reserves and in the projection of future rates of production, prices and the timing of development expenditures. The accuracy of any reserve estimate is a function of available data and of engineering and geological interpretation and judgment. Estimates of the economically recoverable oil and gas reserves attributable to any particular group of properties, classifications of such reserves based on risk of recovery and estimates of future net cash flows expected therefrom, prepared by different engineers or by the same engineers at different times, may vary substantially. The future cash inflow, as reflected in the "Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves," determined from such reserve data, are estimates only, and the present values thereof should not be construed to be the current market values of the Company's oil and gas reserves or the costs that would be incurred to obtain equivalent reserves. While the reserve estimates presented herein are believed to be reasonable, they should be viewed with the understanding that subsequent production of oil and gas from each reservoir, the timing and success of future development drilling and changes in pricing structure or market demand will affect the reserve estimate.

     The following sets forth information with respect to estimated proved oil and gas reserves as determined by Fortune's independent petroleum engineers attributable to the Company's interests in oil and gas properties as of December 31, 1997, 1996 and 1995. At December 31, 1997, these figures included 152,000 barrels of oil and 204,000 mcf of gas attributable to the Company's interest at East Bayou Sorrel. The Company sold its entire interest in East Bayou Sorrel effective March 31, 1998. (See Note 6 to the June 30, 1998 Financial Statements).

                        ESTIMATED NET RESERVE QUANTITIES

                                                           December 31,
                                              ----------------------------------
                                                 1997       1996        1995
                                              ---------   ---------   ---------
     Total Proved Reserves (1)
         Oil (Bbls).........................     257,000     249,000     347,000
         Gas (Mcf)..........................   3,217,000   3,481,000   5,938,000
     Equivalent Mcf (MCFE) (2)..............   4,759,000   4,975,000   8,020,000

     Total Proved Developed Reserves:
         Oil (Bbls).........................     198,000     160,000     324,000
         Gas (Mcf)..........................   1,548,000   1,749,000   4,686,000
     Equivalent Mcf (MCFE) (2)..............   2,736,000   2,709,000   6,630,000

----------
(1) Estimates of oil and gas reserves are based in part on the price at which the product was sold as of the end of each year; and if the cost of producing the oil and gas exceeds the sales price, the quantity of "recoverable reserves" is reduced. The slight decrease in equivalent proved reserves in 1997 versus 1996 was primarily attributable to production, which was almost offset by reserve extensions and discoveries. The decrease in proved reserves in 1996 versus 1995 was primarily attributable to the sale of 25% of the Company's interest in South Timbalier Block 76 in March 1996, the sale of the one remaining California property and a West Texas property in 1996 and natural depletion, offset by the reserve addition at East Bayou Sorrel.

(2)  After conversion (1:6); one Bbl of oil to six Mcf of gas.


Discounted Present Value of Future Net Revenues

     The following table represents the estimated future net revenues (using unescalated prices) and the present value of the estimated future net revenues from the proved reserves at December 31, 1997, 1996 and 1995.

                               FUTURE NET REVENUES

                                                          December 31,
                                        ---------------------------------------
                                           1997           1996          1995
                                        -----------   -----------   -----------
     Estimated Future Net Revenue
     Undiscounted (1).................  $ 8,410,000   $14,112,000   $12,600,000
                                        -----------   -----------   -----------
     Standardized Measure of Discounted
       Future Net Cash Flows (1) (2)..  $ 6,503,000   $10,820,000   $ 8,942,000
                                        -----------   -----------   -----------

----------

(1) The decrease in the estimated discounted and undiscounted future net revenues in 1997 versus 1996 is primarily attributable to the significant decrease in prices to $2.60 per Mcf and $16.90 per Bbl at December 31, 1997. The increase in the discounted present value of the reserves in 1996 versus 1995 is primarily attributable to the higher prices at year end 1996 of $4.04 per Mcf and $22.79 per Bbl vs. $2.32 per Mcf and $16.10 per Bbl at December 31, 1995.

(2) The Standardized Measure of Discounted Future Net Cash Flow represents the present value of future net revenues after income taxes, discounted at 10%.

Production

     The approximate net production data related to the Company's properties for the years ended December 31, 1997, 1996 and 1995 are set forth below:

                               NET PRODUCTION DATA

                                                 December 31,
                                      ---------------------------------
                                         1997        1996       1995
                                      ---------   ---------   ---------
     Oil (Bbls)..................        87,000      57,000      92,000
     Gas (Mcf)...................       821,000   1,038,000     909,000


Prices and Production Costs

     The following table sets forth the approximate average sales prices and production (lifting) costs per Bbl of oil and per Mcf of gas produced and sold in the United States from the Company's oil and gas properties for the years ended December 31, 1997, 1996 and 1995:

                    AVERAGE SALES PRICES AND PRODUCTION COSTS

                                                                    December 31,
                                                           ---------------------------
                                                            1997      1996      1995
                                                           -------   -------   -------
     Average Sales Price Received:
        Oil (per Bbl)....................................   $ 19.04   $ 20.24   $ 14.66
       Gas (per Mcf)....................................      2.66      2.56      1.77
       Average Production and Operating Cost per MCFE...      0.81      0.85      1.04


Producing Wells

     The following table lists the total gross and net producing oil and gas wells in which Fortune had an interest at December 31, 1997.

                                 PRODUCING WELLS

                                                    Gross                Net
                                              ------------------  -----------------
                                                Oil       Gas       Oil       Gas
                                              --------  --------  --------  --------
     Texas.................................       39.0      43.0      3.90     11.15
     Louisiana.............................        2.0         -       .26         -
     Federal waters - Gulf of Mexico.......          -       1.0         -       .13
                                              --------  --------  --------  --------
      Total...............................        41.0      44.0      4.16     11.28
                                              ========  ========  ========  ========


Principal Customers

     During 1997, 63% of the Company's oil production was sold to Plains Marketing and Transportation, Inc. and 25% to Scurlock Permian Corporation; of the Company's gas production, 41% was sold to CNG Energy Services Corporation, 16% to Pinnacle Natural Gas Company and 16% to Valero Industrial Gas, L.P. During 1996, 54% of the Company's oil production was sold to Scurlock Permian Corporation; of the Company's gas production, 26% was sold to CNG Energy Services Corporation, 23% to Fina Natural Gas Company, 20% to Texana Pipeline Joint Venture and 17% to Michael Gas Marketing. During 1995, 56% of the Company's oil production was sold to Texaco Trading and Transportation and 10% to Laroco, LLP; of the Company's gas production, 29% was sold to Laroco LLP, 26% to Michael Gas Marketing and 16% to AWP.

     The Company believes that the loss of any of these customers should not have any material adverse effect on the Company, since there are a large number of companies which purchase oil and gas in the areas in which the Company operates.

PROPERTIES

Leasehold Acreage

     Fortune's holdings of developed and undeveloped leasehold acreage as of December 31, 1997 were approximately as follows:

                                LEASEHOLD ACREAGE

                                                 Developed         Undeveloped
                                            ------------------  ------------------
                                             Gross       Net     Gross      Net
                                            --------  --------  --------  --------
     Louisiana............................       160        21     5,347     1,297
     Federal waters - Gulf of Mexico......       500        63    21,095     5,607
     Texas    ............................    11,270     1,677    18,306     3,113
     New Mexico...........................     1,320       285    27,180     5,882
     Oklahoma ............................         -         -        80         5
                                            --------  --------  --------  --------
       Total..............................    13,250     2,046    72,008    15,904
                                            ========  ========  ========  ========


Title to Properties

     Detailed title examinations were performed for many of the Company's properties in 1997 in conjunction with the establishment of the Company's bank credit facility, and title opinions were issued. The Company believes it holds valid title on all its properties, free and clear of any liens or encumbrances except for encumbrances described herein. Title opinions are obtained on newly acquired properties as of the date of the closing. As is customary in the oil and gas industry, the Company performs only a perfunctory title examination at the time exploratory oil and gas properties are acquired. Prior to the commencement of drilling operations, a thorough title examination of the drillsite and any pass-through parcels is conducted and any significant defects are remedied before proceeding with operations. All of the Company's producing leasehold interests have been pledged to secure the Company's bank Credit Facility. Transfers of many of the Company's properties are subject to various restrictions.

Office Facilities

     In February 1996, the Company relocated its headquarters to Houston, Texas. Prior to that, the Company leased office space in Agoura Hills, California. The lease in Agoura Hills, California expires in 1999. On February 13, 1996, the Company entered into an agreement with Animation Magazine to sublease the Agoura Hills office space, under terms and conditions identical to those contained in the Company's lease with its landlord, for the balance of the term of Fortune's lease. At its present location Fortune occupies approximately 5,400 square feet of office space under a lease agreement with a term of 5 years. (See note 8 of notes to the Financial Statements)

COMPETITION

     The principal resources necessary for the exploration for, and the acquisition, development, production and sale of, oil and gas are: leasehold prospects under which oil and gas reserves may be discovered; drilling and other service contractors to evaluate and explore for such reserves; and knowledgeable personnel to conduct all phases of oil and gas operations. The Company must compete for such resources with both major companies and independent oil and gas operators. Each of these resources is currently in high demand. Many of the companies with whom Fortune competes for these resources are better equipped to acquire them. There is no assurance that the Company will be able to acquire any portion of these resources in a timely and economical manner.

EMPLOYEES

     As of September 30, 1998, the Company employed seven persons, all in management and administration. In addition, the Company utilizes the services of outside consultants in certain technical aspects of the Company's business. Fortune utilizes these consultants to aid in the evaluation of Company projects and to evaluate oil and gas assets for potential acquisitions.

GOVERNMENTAL REGULATION

     Environmental laws and regulations are having an increasing impact on Fortune's operations in nearly all the jurisdictions where it has production. Drilling activities and the production of oil and gas are subject to regulations under federal and state pollution control and environmental laws and regulations. It is impossible to predict the effect that additional environmental requirements may have on future earnings and operations, but it will continue to be necessary to incur costs in complying with these laws and regulations.

     The Company is not currently a party to any judicial or administrative proceedings which involve environmental regulations or requirements and believes that it is in substantial compliance with all applicable environmental regulations. The Company believes that it is reasonably likely that the trend in environmental legislation and regulations will continue toward stricter standards. The Company is unaware of future environmental standards that are reasonably likely to be adopted that will have a material effect on the Company's financial position or results of operations, but cannot rule out the possibility.

     The Company has never had a material environmental problem, but if a property in which Fortune has an interest is found to be contaminated, the Company could be required to participate in a "clean up" program. Such a clean up, depending on its magnitude and the Company's ownership interest therein, could require undetermined amounts of capital and exceed the Company's ability to pay. The Company has obtained insurance against oil spills providing $11,000,000 of coverage with a $5,000 deductible for such hazards.

     The operations of oil and gas properties covered by leases in which the Company has or may acquire an interest will require compliance with spacing and other conservation rules of various state commissions and of the United States Geological Survey and the Bureau of Land Management with respect to federal oil and gas acreage. State conservation laws regulate the rates of production from oil and gas wells for the purpose of ensuring maximum production of the resource. Such regulations may require the Company to produce certain wells at less than their maximum flow rate.

     State law also governs the apportionment of production among property owners and producers where numerous wells may be producing from a single reservoir (referred to as unitization proceedings). Rulings in unitization proceedings may allocate production in a particular reservoir in a manner that decreases the Company's share of production.

     Other regulations prevent the Company from freely conducting operations at all times during the year, such as those which protect the whooping crane habitat which occupies a portion of the Company's Espiritu Santo Bay prospect. There is no assurance that laws and regulations enacted in the future will not adversely affect the Company's exploration for or production and marketing of oil and gas. From time to time, proposals are introduced in Congress or by the Administration that could affect the Company's oil and gas operations.

LEGAL PROCEEDINGS

     On March 26, 1996, Fortune was served with a lawsuit which had been filed in the Federal District Court in Delaware by one of the purchasers of Fortune common stock in an offering in December 1995 under Regulation S of the Securities Act. Under the terms of the subscription agreement pursuant to which the plaintiff acquired his shares, he was entitled to receive additional shares of Fortune stock if the market price fell below a stated level during a specified period following the 40-day holding period prescribed by Regulation S. Fortune contested this action, believing that the plaintiff either participated in a scheme to unlawfully manipulate the market price of the Common Stock or benefited from such manipulation by others. On February 3, 1997, the plaintiff voluntarily dismissed the complaint without prejudice, and the court ordered the return to Fortune of shares of Common Stock that had been voluntarily placed in escrow by Fortune. Management does not anticipate that the action will be refiled.

     On April 16, 1996, Fortune was advised that two other buyers in the same offering had filed similar suits in Federal District Court in New York. Fortune responded to the suits, admitting that the stock price declined but alleged that suspicious trading activity in Fortune stock occurred immediately prior to and during the time period in which the additional-share allocation was computed. Fortune believes that it has discovered evidence of active market manipulation in the Common Stock by these plaintiffs; accordingly, it has commenced a countersuit for damages suffered by the Company and its shareholders as a result of these acts and has also received leave of court to add third-party defendants whose actions furthered this market manipulation. Fortune intends to continue to vigorously defend plaintiffs' actions and prosecute its own counterclaims. Discovery has been stayed pending a ruling by the court on a motion filed by one of these third-party defendants.

ADDITIONAL INFORMATION

     The Company is subject to the informational requirements of the Exchange Act and, in accordance therewith, files reports and other information with the Commission. Reports, proxy and information statements filed by the Company with the Commission pursuant to the informational requirements of the Exchange Act may be inspected and copied at the public reference facilities maintained by the Commission, at Room 1024, Judiciary Plaza Building, 450 Fifth Street, N.W. Washington, D.C. 20549, and the Regional offices of the Commission: Seven World Trade Center, Suite 1300, New York, New York 10048, and Citicorp Center, 500 W. Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may be obtained at prescribed rates from the Public Reference Section of the Commission at Room 1025, Judiciary Plaza Building, 450 Fifth St., N.W., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling 800-SEC-0330. In addition, reports and other information concerning the Company can be inspected at the offices of the American Stock Exchange, Inc., 86 Trinity Place, New York, New York 10006-1881, on which the Common Stock is listed. The SEC maintains an Internet site which contains reports, proxy and information statements, and other information regarding issuers which file electronically with the SEC, as does the Company. The address of that site is http://www.sec.gov. The Company does not currently have an Internet address.

     All documents filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the securities made hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of the filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom this Prospectus is delivered, upon oral or written request, a copy of any or all of the documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents). Written or telephone requests should be directed to Fortune Natural Resources Corporation, 515 West Greens Road, Suite 720, Houston, Texas 77067. Attention: Dean W. Drulias, General Counsel (telephone (281) 872-1170).

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

   The directors and executive officers of the Company are as follows:

                                     Director
   Executive Officer            Age   Since               Title
   ---------------------------- ---  -------- ----------------------------------
   Tyrone J. Fairbanks.........  42    1991   President, Chief Executive
                                                Officer, and Director
   Dean W. Drulias(1)..........  51    1990   Executive Vice President, General
                                                Counsel, Corporate Secretary
                                                and Director
   J. Michael Urban............  44     --    Vice President, Chief Financial
                                                Officer and Assistant Secretary
   John L. Collins.............  53     --    Vice President of Investor
                                                Relations
   Graham S. Folsom(2).........  41    1992   Director
   Barry Feiner(1).............  64    1995   Director
   Gary Gelman(2)..............  32    1995   Director
   Daniel Shaughnessy(2).......  48    1997   Director
   Dewey A. Stringer, III(1)...  55    1998   Director


----------

(1)  Member of Compensation Committee
(2)  Member of Audit Committee

     Tyrone J. Fairbanks serves as President and Chief Executive Officer of the Company. Mr. Fairbanks served as Vice President and Chief Financial Officer of the Company from January 1991 to June 1994. Prior to joining Fortune, Mr. Fairbanks served as President, Chief Executive Officer and Director of Fairbanks & Haas, Inc. from January 1990 to January 1991. Fairbanks & Haas, Inc. was an oil and gas exploration, production, acquisition and operations company located in Ventura, California. Mr. Fairbanks co-founded Fairbanks & Haas, Inc. and served in the capacity of Director and Executive Vice President from February 1987 to January 1990.

     Dean W. Drulias was hired effective October 16, 1996 as Executive Vice President and General Counsel. Prior to his employment by the Company, Mr. Drulias was a stockholder of and a practicing attorney at the law firm of Burris, Drulias & Gartenberg, a Professional Corporation, Los Angeles, California, which served as counsel to the Company since its incorporation in May 1987. He had practiced law in the Los Angeles area since 1977, specializing in the areas of energy, environmental and real property law. Mr. Drulias is a member of the State Bars of California and Texas.

     J. Michael Urban was hired effective March 11, 1996 as the Company's Vice President and Chief Financial Officer. Mr. Urban previously served as Vice-President, Finance with Norcen Explorer, Inc. ("Norcen"), a Houston based oil and gas company with operations primarily in the Gulf of Mexico. Norcen was a wholly owned subsidiary of Norcen Energy Resources Limited, a Canadian public company. Mr. Urban had been with Norcen since March 1986. Mr. Urban is also a director of Community Bank, a private commercial bank located in the Houston area. Mr. Urban received his B.B.A. in Accounting from the University of Texas in 1976 and has been a Certified Public Accountant in the State of Texas since 1978.

     John L. Collins was hired effective May 30, 1995 as the Company's Vice President of Investor Relations. Mr. Collins formerly served as Vice President of Investor Relations with Texas Meridian Resources Corporation, a Texas based oil and gas company, a position he held from January 1991 until his resignation to join Fortune in May 1995. Mr. Collins became a registered representative in 1970 and spent approximately 20 years in the securities industry.

     Graham  S.  Folsom  has  served  as the Chief  Financial  Officer  of Klein
Ventures, Inc. since April 1987. Klein Ventures, Inc. is a diversified investment company. Mr. Folsom has been active in the oil investments of such company and its affiliates since 1987. Mr. Folsom has been licensed as a Certified Public Accountant in the State of California since 1982 and is responsible for all of the accounting and financial affairs of Klein Ventures and its affiliates. Mr. Folsom is chairman of the Company's Audit Committee.

     Barry Feiner graduated from Columbia Law School and is a member of the Bar of the State of New York. He has practiced law in the State of New York since 1965. His practice concentrates on the areas of corporate and securities law. Prior to beginning private practice, Mr. Feiner served on the staff of the Securities and Exchange Commission. Mr. Feiner also serves on the board of directors of Alfin, Inc. (AMEX). He is chairman of the Company's Compensation Committee.

     Gary Gelman has served as president of GAR-COR Holding Corporation, a real estate management and brokerage firm, since 1989. Mr. Gelman is a principal of and serves as a loan consultant for National Bank of New York City.

     Daniel R. Shaughnessy is a geologist and geophysicist. He is the founder and president of Interpretation3, a company that specializes in interpretation of 2D and 3D seismic data. His firm provides consultation services to Fortune. Prior to organizing Interpretation3, Mr. Shaughnessy served as a consultant with Interactive Exploration Solutions, Inc. (INXES) for approximately one year. For most of the period from 1980 through 1993, he worked for Mobil Oil, most recently as Exploration Supervisor in Louisiana. (See "Business and Properties - Strategy".)

     Dewey A. Stringer has been the president of Petro-Guard Company, Inc. ("Petro-Guard") since 1982. Petro-Guard specializes in acquiring operated and non-operated oil and gas properties, exploration utilizing 3D seismic technology and organizing large exploration projects. Petro-Guard currently operates the Espiritu Santo Bay project in which the Company is a participant. Mr. Stringer received his B.S. degree from the University of Houston in 1966.

EXECUTIVE COMPENSATION

     The following table lists the total compensation paid by the Company to persons who served in the capacity of chief executive officer during the periods indicated and to the other executive officers whose combined 1997 salary and bonus exceeded $100,000:

                           SUMMARY COMPENSATION TABLE

                                                                                Long Term Compensation
                                                                        ------------------------------------
                                             Annual Compensation                 Awards              Payouts
                                        -----------------------------   --------------------------  --------
                                                                        Restricted   Securities
                                                                          Stock      Underlying       LTIP      All Other
      Name and Principal                 Salary     Bonus     Other(1)   Awards   Options/Warrants   Payouts  Compensation
           Position             Year       ($)       ($)        ($)        ($)          (No.)         ($)          ($)
----------------------------    ----    --------   --------  --------   --------  ----------------  --------  ------------
Tyrone J. Fairbanks.........    1997     155,833    17,500     35,309       -          120,000         -          4,748
  President and CEO             1996     150,000         -     20,934       -           80,000         -          3,000
                                1995     125,000    25,000          -       -          105,599         -              -

Dean W. Drulias.............    1997     125,000     3,000          -       -           75,000         -          4,750
  Executive Vice President      1996      26,291       250          -       -           56,0002        -          1,643

J. Michael Urban............    1997     120,000     5,000          -       -          100,000         -          4,750
  Chief Financial Officer       1996      97,308         -          -       -           55,0003        -          4,750

----------

(1) Amounts include automobile expenses and loan forgiveness, but are shown only if such amounts exceed 10% of the total annual salary and bonus.

(2) The figure shown reflects the issuance to Mr. Drulias of 20,000 stock purchase warrants exercisable at $2.75 per share (the market price of the Common Stock on October 16, 1996, the date of issue) and expiring on October 16, 2001.

(3) The figure shown reflects the issuance to Mr. Urban of 35,000 stock purchase warrants exercisable at $2.5625 per share (the market price of the Common Stock on March 11, 1996, the date of issue) and expiring on March 11, 2001.

     The following  table lists the  outstanding  options under  Company's Stock
Option Plans held on December 31, 1997 by the Company's executive officers listed in the Summary Compensation Table:


          AGGREGATE OPTION EXERCISES IN 1997 AND YEAR-END OPTION VALUES

                                                                 Number of        Value of Unexercised
                                                           Unexercised Options/   in the Money Options
                                                           Warrants at FY-End          at FY-End (1)
                   Shares Acquired                            Exercisable/            Exercisable/
Name                 on Exercise     Value Realized ($)     Unexercisable(1)          Unexercisable
---------------------------------------------------------------------------------------------------------
Tyrone J. Fairbanks       -                 -                 406,999 / 0                -
Dean W. Drulias         6,400               -                 151,000 / 0                -
J. Michael Urban          -                 -                 155,000 / 0                -

----------

(1)  Includes warrants reflected in the preceding table.


EMPLOYMENT AGREEMENTS

     The Company has entered into an employment agreement with Tyrone J. Fairbanks, its President and Chief Executive Officer. The agreement provides that if employment is terminated for any reason other than for cause, death or disability within two years following a change in control (which for purposes of the employment agreement means a change in more than one-third of the board of directors following certain special events), Mr. Fairbanks is entitled to receive a single payment equal to two year's compensation and all shares of Common Stock subject to stock options then held by him without payment of the exercise price therefor. Mr. Fairbanks' agreement also provides for two years of consulting services upon the completion of the primary term of his contract at 40% of the last compensation thereunder. Mr. Fairbanks' employment agreement provides for an annual salary of $160,000, annual salary increases, and additional compensation, in an amount not to exceed his annual salary, based upon certain increases in the value of the Company's Common Stock. Mr. Fairbanks' employment contract expires the later of May 31, 2000, or six months following notice of non-renewal. As part of the relocation of the Company's headquarters to Houston, Texas, Fortune provided Mr. Fairbanks with an incentive relocation package to facilitate his move and with various loans and other benefits. (See "Certain Relationships and Related Transactions")

     The Company has entered into an employment agreement with Dean W. Drulias, its Executive Vice President and General Counsel. The agreement provides that if employment is terminated for any reason other than for cause, death or disability within two years following a change in control (which for purposes of this Agreement means a change in the majority of the board of directors following certain special events), Mr. Drulias is entitled to receive a single payment equal to two year's compensation and all shares of Common Stock subject to stock options then held by him without payment of the exercise price therefor. The agreement provides for an annual salary of $125,000. The term of Mr. Drulias' employment contract expires December 31, 1998.

STOCK OPTIONS

     Fortune has two Stock Option Plans. All existing plans cover officers and employees of the Company; those effective in 1993 and 1998 also provide for options for directors of the Company. Awards are made by the board of directors upon recommendations of its Compensation Committee. There is no performance formula or measure. Options granted under both plans must be exercised within five years of the date of grant or they are forfeited.

     Options have been granted as follows: (1) under the 1993 plan, options for 75,000 shares at $5.00 per share granted in 1993, options for 263,000 shares at $5.48 per share granted in 1994, options for 264,000 shares at $6.03 per share granted in 1995, options for 450,000 shares at $3.125 per share granted in 1996, and options for 595,000 shares at $3.00 per share granted in 1997 and (2) 727,500 shares at $1.5625 per share granted under the 1998 plan. The exercise prices of all options granted in 1993, 1994 and 1995 were reduced to $2.75 on January 12, 1995.

     The following table shows the grants of stock options during 1997 to each of the executives named in the Summary Compensation Table.

                             OPTION GRANTS IN 1997

                                           Individual Grants
                      ------------------------------------------------------------
                        Number of    % of Total                                    Potential Realizable Value At
                       Securities     Options                                         Assumed Annual Rates Of
                       Underlying   Granted to     Exercise or                       Stock Price Appreciation
                         Options   Employees in    Base Price         Expiration          For Option Term
         Name           Granted     Fiscal Year     ($/Share)            Date           5%              10%
-------------------   ----------   -----------     -----------   -----------------  ------------  ------------
Tyrone J. Fairbanks      120,000        20.2          3.00       February 13, 2002  $ 99,461        $219,784
Dean W. Drulias           75,000        12.6          3.00       February 13, 2002    62,163         137,365
J. Michael Urban         100,000        16.8          3.00       February 13, 2002    82,884         183,153


     In addition to the grants shown, Mr. Fairbanks was granted options to purchase 100,000 shares and Messrs. Drulias and Urban were each granted options to purchase 150,000 shares on March 5, 1998.

     In the event of a change in control of the Company, the shares of Common Stock subject to options granted to all option holders under the Company's stock option plans will be issued to them without further action on their part or the payment of the exercise price for such shares.

RETIREMENT PLAN

     During 1996, the Company adopted the Fortune Natural Resources Corporation 401(k) Profit Sharing Plan for its eligible employees. Under the plan, eligible employees are permitted to make salary deferrals of up to 15% of their annual compensation, subject to Internal Revenue Service (IRS) limitations. Salary deferrals will be matched 50% by the Company, subject to IRS limitations, and are 100% vested after two years of service with the Company. Salary deferrals are 100% vested at all times. The Company does not make profit sharing contributions to the plan. Messrs. Drulias and Urban are the trustees of the plan.

     For the 1997 plan year, the Company's matching contribution obligation was $24,000, all of which was paid in shares of Common Stock. The amounts contributed to the plan as matching contributions for executives of the Company are shown in the Summary Compensation Table set forth above.

DIRECTOR COMPENSATION

     The Company pays outside directors fees of $2,500 per quarter. Inside directors do not receive any compensation for serving as directors.


                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     On October 14, 1997, Fortune commenced a private placement of up to $4.5 million of 12% Convertible Subordinated Notes due December 31, 2007 (the "Notes"). The private placement was completed on December 1, 1997. An aggregate of $3,225,000 principal amount of Notes was sold, and the Company received $2,815,000 of net proceeds after offering expenses and commissions. The Notes were sold under a placement agreement with J. Robbins Securities, L.L.C. (the "Placement Agent"). The Placement Agent received a ten percent sales commission, a three percent non-accountable expense allowance, and warrants to purchase 89,583 shares of Common Stock. The warrants are exercisable over a five-year period at $3.60 per share. Barry W. Blank, a beneficial owner of more than five percent of the Company's Common Stock, is managing director for the Placement Agent and marketed substantially the entire private placement. As such, Mr. Blank earned approximately 50% of the fees and commissions paid to the Placement Agent for the Notes sold by him and 20% of the warrants to be issued to the Placement Agent. A trust established by and, under certain circumstances, for the benefit of Mr. Blank acquired $500,000 of the Notes and Mr. Blank's mother acquired $50,000 of Notes. Mr. Blank disclaims beneficial ownership of the Notes purchased by his mother. Barry Feiner, a director of the Company, acted as outside counsel for the Placement Agent in connection with the private placement and earned $32,250 in legal fees from the Placement Agent. Mr. Feiner's wife acquired $50,000 in Notes for which Mr. Feiner disclaims beneficial ownership. Mr. Feiner recused himself from voting on all Company board of director matters associated with the private placement.

     As part of the relocation of Fortune's headquarters to Houston, Texas, the Company provided Tyrone J. Fairbanks, its President and Chief Executive Officer, with an incentive relocation package to facilitate his move to Texas. The package consisted of a payment by the Company of Mr. Fairbanks' moving expenses, a non-recourse, unsecured loan in the amount of $80,000 and a secured recourse loan in the amount of $70,000. The $80,000 loan bears interest at the rate of 6% per annum, with $20,000 of such loan forgiven in each of four consecutive years beginning in 1996, provided Mr. Fairbanks is still employed by the Company or has not been terminated by the Company with cause. The $70,000 loan also bears interest at the rate of 6% per annum, payable interest only for two years with a $35,000 principal payment due on the second anniversary of the loan and all remaining principal and interest due on the third anniversary of the loan. (See "Management - Employment Agreements).

     On April 24, 1995, the Company obtained a $300,000 "bridge" loan to enable it to pay certain expenses, including $100,000 on its Credit Facility. The loan was obtained from LEX, which in turn had borrowed the funds from several individuals. Upon the consummation of the Company's acquisition of LEX, it became liable on such loans. The loans were repaid out of the proceeds of the Company's public offering of Common Stock in 1995. Among the individuals who loaned funds to LEX were Mrs. William H. Forster, mother of William D. Forster, a principal of LEX and former director of Fortune, and John E. McConnaughy, Jr., formerly a principal stockholder of the Company. Each of Mrs. Forster and Mr. McConnaughy loaned LEX $100,000 and received from LEX, as an inducement to make the loan, 33,333 shares of Common Stock and 33,333 stock purchase warrants out of 170,000 shares and 170,000 warrants issued to LEX prior to the closing of the acquisition. W. Forster & Co., Inc., a corporation wholly owned by William D. Forster, received a $30,000 placement fee from the Company for assistance in arranging the $300,000 bridge loan. As a result of its acquisition of LEX, Fortune was required, at the time the bridge loan was repaid, to accelerate the amortization of the value of the shares paid by LEX to the lenders in connection with the bridge loan in the amount of $150,000.

     In order to provide additional capital for development activities, in December 1994, the Company borrowed an aggregate of $750,000 from certain principal stockholders and from each of its directors then serving (Messrs. Champion, Drulias, Fairbanks, Folsom and Walker). The Company borrowed an aggregate of $175,000 from the directors, $375,000 from Klein Ventures, Inc., and $200,000 from Jack Farber. (See "Principal Stockholders"). The notes were unsecured, bore interest at 11% per annum (1.5% above the Bank One, Texas, prime rate), payable monthly, and were due six months from their respective dates of issue. The loans from each of the directors were repaid in full on December 21, 1995. Both the Klein Ventures, Inc. and Farber notes permitted the holder to elect to exchange their notes for shares of Common Stock at the price on the date the notes were issued ($2.00 and $1.875 per share, respectively), and Fortune reserved 294,166 shares of Common Stock for such purpose. Klein Ventures, Inc. and the Estate of Jack Farber exercised the option contained in their note agreements to convert the note to Fortune Common Stock. This option was not available to the directors.

     As additional consideration for making these loans, Klein Ventures, Inc. received 10,000 Common Stock purchase warrants with an exercise price of $2.40 per share, and Mr. Farber received 35,000 Common Stock purchase warrants with an exercise price of $1.875 per share. Klein Ventures, Inc. and the successors to Mr. Farber each exercised the warrants issued in connection with this transaction.

     During 1996 and 1995, the law firm of which Dean W. Drulias was formerly a shareholder billed the Company a total of $152,000 and $183,000, respectively, for legal fees and costs. (See "Management - Directors and Executive Officers.")

     During 1997 and 1996, Fortune paid $182,000 and $45,000, respectively, and $195,000 for the six months ended June 30, 1998 for consulting services to Interpretation3, of which Daniel R. Shaughnessy is the owner and president. Mr. Shaughnessy was elected to the Company's board of directors in January 1997. (See "Management - Directors and Executive Officers.")

     All of the foregoing transactions between the Company and members of management or principal stockholders were, and any future transactions will be, on terms no less favorable to the Company than those which could be obtained from unaffiliated third parties. In addition, no future transaction will be entered into between the Company and members of management or principal stockholders unless such transactions are approved by a majority of the directors who are not members of management or principal stockholders.

LIMITED LIABILITY OF DIRECTORS

     In accordance with the Delaware General Corporation Law, the Company has included a provision in its Certificate of Incorporation to limit the personal liability of its directors for violations of their fiduciary duties. The provision eliminates such directors' liability to the Company or its stockholders for monetary damages, except (i) for any breach of the directors' duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payment of dividends or unlawful stock purchases or redemptions, or (iv) for any transaction from which any director derived an improper personal benefit.

     This provision protects the Company's directors against personal liability for monetary damages arising from breaches of their duty of care. Directors remain liable for breaches of their duty of loyalty to the Company and its stockholders and for the specific matters set forth above, as well as for violations of the federal securities laws. The provision has no effect on the availability of equitable remedies such as injunction or rescission.
Additionally, these provisions do not protect a director from activities undertaken in any capacity other than that of director.

INDEMNIFICATION OF OFFICERS AND DIRECTORS

     The Company's bylaws provide for indemnification of its officers and directors to the fullest extent permitted by the Delaware General Corporation Law in effect at the time of a claim for indemnification. Such indemnification applies to any threatened, pending or contemplated suit or proceeding arising by reason of such person acting as an officer or director of the Company or its affiliates.

     Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

                             PRINCIPAL STOCKHOLDERS

     The following table contains information at September 30, 1998, as to all persons who, to the knowledge of the Company, were the beneficial owners of five percent (5%) or more of the outstanding shares of the common stock of the Company and of all officers and directors.



                                                               Amount and Nature      Percent
                          Name                             Of Beneficial Ownership   Of Class
     ---------------------------------------------------   -----------------------   --------
     Barry Blank
       5353 N. 16th St., Phoenix, AZ(1)                            1,132,604            8.6%
     William D. Forster
       237 Park Ave, New York, NY(2)                                 681,000            5.4%
     Tyrone J. Fairbanks (Director, President and CEO)
       515 W. Greens Rd., Houston, TX(3)                             533,521            4.2%
     John L. Collins (Vice President)
       515 W. Greens Rd., Houston TX(3)                              410,267            3.3%
     Dean W. Drulias (Director, Executive Vice President,
       General Counsel and Corporate Secretary)
       515 W. Greens Rd., Houston, TX(3)                             333,641            2.7%
     J. Michael Urban (Vice President and CFO)
       515 W. Greens Rd., Houston, TX(3)                             323,701            2.6%
     Graham S. Folsom (Director)
       515 W. Greens Rd., Houston, TX(3)(4)                          172,251            1.4%
     Gary Gelman (Director)
       515 W. Greens Rd., Houston, TX(3)                             131,583            1.1%
     Barry Feiner (Director)
       515 W. Greens Rd., Houston, TX(3)(5)                          127,993            1.0%
     Daniel R. Shaughnessy (Director)
       515 W. Greens Rd., Houston, TX(3)                              77,500             *
     Dewey A. Stringer, III (Director)
       515 W. Greens Rd., Houston, TX(3)                              15,000             *
     All Officers and Directors
     as a group of nine (9) persons                                2,125,457           15.2%
                                                                   =========           =====

----------
*  indicates less than 1%.

(1) Includes 137,000 shares of Common Stock and 17,917 shares of Common Stock which underlie an equal number of private stock purchase warrants, exercisable at $3.60 per warrant, issued in connection with the Company's 1997 Convertible Note offering; 777,687 shares of Common Stock which underlie 541,000 publicly-traded stock purchase warrants held by Mr. Blank and exercisable at $3.75 per warrant; and 200,000 shares of Common Stock underlying 200,000 stock purchase warrants, exercisable at $2.40 per share, issued to the underwriters of the Company's 1995 Equity Offering, which Mr. Blank acquired from Coleman & Company Securities, Inc. Mr. Blank is managing director of J. Robbins Securities, LLC., the underwriter for the Company's 1997 Convertible Note offering.

(2) Includes 515,000 shares of Common Stock underlying stock purchase warrants exercisable at $4.75 per share and expiring April 2000.

(3) Includes the following shares of Common Stock issuable upon the exercise of stock options granted under the Company's various stock option plans and shares of Common Stock issuable upon the exercise of stock purchase warrants issued to employees in lieu of stock options:


                                        Common Stock       Average Weighted
                                          Issuable          Exercise Price
                                        ------------       ----------------
          Tyrone J. Fairbanks             506,999               $2.63
          J. Michael Urban                305,000                2.25
          Dean W. Drulias                 299,800                2.27
          John L. Collins                 297,000                2.57
          Graham S. Folsom                148,475                2.61
          Gary Gelman                     111,750                2.56
          Barry Feiner                    111,750                2.56
          Daniel R. Shaughnessy            47,500                1.87
          Dewey A. Stringer, III           10,000                1.50

(4) Includes 7,187 shares issuable upon exercise of 5,000 stock purchase warrants (at $3.75 per warrant).

(5) All shares shown, except those which underlie stock purchase options granted to Mr. Feiner by virtue of his service as a director, are owned by Janet Portelly, wife of Barry Feiner; Mr. Feiner disclaims beneficial ownership of all such shares owned by Mrs. Portelly. The number shown includes 14,375 shares issuable upon exercise of 10,000 public warrants (at $3.75 per warrant).

                               THE SELLING HOLDERS

     Fortune issued and sold the Securities to the Selling Holders in a private sale exempt from the registration requirements of the Securities Act, and agreed to register the sale of the Securities with the Securities and Exchange Commission on one occasion after December 31, 1997 upon the request of holders of a majority of the underlying shares. Fortune has agreed to indemnify the Selling Holders against certain liabilities, including liabilities under the Securities Act, and to bear the expenses of the registration of which this prospectus is a part.

     Except as otherwise indicated, the following table is as of September 30, 1998. The term "Selling Holders" includes the beneficial owners of the Securities listed below and their respective transferees, pledgees, donees or other successors. Except as noted below or in "Certain Relationships and Related Transactions", no Selling Holder has had any material relationship with the Company or any of its affiliates within the past three years.


                                                                                 Number of Shares
                                              Aggregate Principal Amount      of Common Stock Owned
         Name of Selling Holder           of Notes Owned and Offered Hereby   and Offered Hereby (1)
--------------------------------------    ---------------------------------   --------------------
Sherrill M. Baird                                $     150,000                      50,000
Violet M. Blank Trust                                   50,000                      16,666
William N. Jones                                        50,000                      16,666
Robert A. Mignatti                                      50,000                      16,666
Janet M. Portelly                                       50,000                      16,666
Richard J. Cranmer                                      50,000                      16,666
Joseph Roselle                                         150,000                      50,000
Harlan W. Smith                                        150,000                      50,000
Dwight and Judith Haight                               100,000                      33,333
Ben Branch                                              30,000                      10,000
Tenaire Profit Sharing Trust                            20,000                       6,666
Suzanne Bader                                           50,000                      16,666
Richard Maser                                           50,000                      16,666
JoAnn Timbanard Trust                                   50,000                      16,666
Compass Bank, Custodian FBO Renaissance
  Capital Growth and Income Fund III, Inc.             350,000                     116,666
Compass Bank, Custodian FBO Renaissance
  US Growth and Income Trust PLC                       350,000                     116,666
George P. Haight                                       100,000                      33,333
J. E. McConnaughy, Jr.                                 500,000                     166,666
Barry A. Friedman                                       50,000                      16,666
Stuart D. Wechsler                                      50,000                      16,666
Kenneth W. Moore IRA                                    50,000                      16,666
Sam A. and Barbara C. Phillips                          50,000                      16,666
John L. and Sharon L. Kiser                             50,000                      16,666
Willard J. Kiser Living Trust                          100,000                      33,333
Alec G. Land                                            75,000                      25,000
J. Robbins Securities, LLC (2)                               -                      71,666
Barry W. Blank (2) (3)                                 500,000                     184,582
                                                    ----------
Total                                               $3,225,000
                                                    ==========


(1) Unless otherwise noted, the nature of beneficial ownership is sole voting and/or investment power. Shares shown are the number of whole shares into which the Holder's Notes are convertible at the initial conversion price of $3.00 and the shares underlying the underwriter's warrants issued in connection with this transaction. Except as disclosed in footnote 3 below, no Selling Holder reported owning any other shares of capital stock of Fortune.

(2) The number of shares of Common Stock shown are the number of whole shares into which the Selling Holders' Warrants are convertible at their initial exercise price. The Warrants are not registered or listed for trading.

(3) Mr. Blank is the beneficiary of a trust which owns $500,000 in principal amount of the Notes, convertible into 166,666 shares, and separately holds a Warrant to purchase 17,916 shares at $3.60 per share paid to him as a representative for the placement agent in the offering of the Notes. Mr. Blank is also the owner of 137,000 shares of Fortune Common Stock, which represents approximately 1.1% of the outstanding shares, and holds warrants to purchase an additional 995,604 shares at effective prices ranging from $2.40 to $3.60 per share. If Mr. Blank exercised all warrants to purchase Fortune Common Stock held by him, he would own 1,132,604 shares, representing approximately 8.6% of the outstanding shares of Fortune Common Stock.

     The table above reflects information furnished to Fortune by or on behalf of the Selling Holders. Changes in that information and information respecting additional Selling Holders will be included in supplements hereto when necessary.

                            DESCRIPTION OF THE NOTES

     The following summary of certain provisions of the Notes does not purport to be complete and is subject to and is qualified in its entirety by reference to the Notes, a copy of which is filed as an exhibit to the Registration Statement of which this prospectus is a part and is incorporated herein by this reference.

GENERAL

     The Notes are unsecured obligations of Fortune, are limited to $3,225,000 in aggregate principal amount and mature on December 31, 2007. The Notes bear simple interest at the annual rate of 12%, payable quarterly in arrears, on the first day of each January, April, July and October commencing on January 1, 1998, until paid in full. Interest on the Notes will be paid on the basis of a 360-day year of twelve 30-day months.

     Payment of principal and interest on the Notes may be made by the Company's check. Interest payments are mailed to the holder's address as furnished to the Company, and principal payments will be made upon surrender of the Note to Fortune.

CONVERSION RIGHTS

     Subject to the Alternate Conversion Right described below, the Notes are convertible into Common Stock, at the option of the Holder, at any time commencing on May 1, 1999 until the close of business on the business day preceding the day the Notes are paid in full, if not earlier prepaid by the Company. The Notes may be converted in part so long as such portion is $50,000 or a whole multiple thereof. The conversion price, subject to adjustment as described below, shall be the lower of (i) $3.00 per share or (ii) 5% above the average Closing Prices of the Common Stock for the 60 calendar day period immediately preceding May 1, 1999.

     If, however, prior to May 1, 1999 Fortune issues any shares of Common Stock for purposes other than for an Adjustment Event (as defined below) or in satisfaction of any exercise of stock options or stock purchase warrants, for a per share consideration less than the conversion price in effect on the date of such issue, Fortune shall, within ten business days after such issuance, give notice of such issuance to each holder who shall have the one time right (the "Alternate Conversion Right"), exercisable within 20 business days thereafter, to convert all, but not less than all, of the Notes. In that event, the conversion price shall be reduced by an amount equal to the number obtained by dividing the number of shares of Common Stock so issued and outstanding by the total number of share of Common Stock issued and outstanding after such issuance and multiplying the quotient by the difference between the existing conversion price and the price of the shares of Common Stock so issued. Shares issued for cash shall be deemed to be sold for the gross cash proceeds received; issuances for other than cash shall be deemed to be for the value of the consideration placed by the parties to the transaction or, if no such value is stated, by the Board of Directors of Fortune acting in good faith and with respect to all aspects of the transaction. No fractional shares shall be issued on conversion.

     The conversion price is subject to adjustment on the occurrence of any of the following events by Fortune (each an "Adjustment Event"): (i) the declaration of a dividend on its outstanding Common Stock in shares of its capital stock, (ii) the subdivision of its outstanding Common Stock, (iii) the combination of its outstanding Common Stock into a smaller number of shares,
(iv) the issuance of any shares of its capital stock by reclassification of its Common Stock (including any such reclassification in a consolidation or merger in which Fortune is the continuing corporation), unless in connection with a merger, consolidation or similar transaction, the Notes are converted into the equivalent kind and amount of securities, cash or other assets, and with equivalent adjustments, as would have been owned if the Note had been converted immediately prior to the transaction, (v) the issuance to all its existing stockholders of rights, options, or warrants for Common Stock at a price per share less than the average of the daily closing prices for the 30 consecutive trading days commencing 45 trading days before the record date for the determination of stockholders entitled to receive such rights, or (vi) the distribution to its stockholders of evidences of its indebtedness or assets; provided, however, that no adjustment need be made if (a) in each case the holder is permitted to participate in the transaction on a basis no less favorable than any other party and at a level which would preserve holder's percentage equity participation in the Common Stock upon conversion of the Note,
(b) the sales of Common Stock are pursuant to a Company plan for reinvestment of dividends or interest, the granting or exercise of options under existing stock option plans, the exercise of any other outstanding options or authorized warrants, or (c) the Note becomes convertible solely into cash. In the case of each Adjustment Event, the conversion price shall be adjusted to reflect the dilutive effect of the Adjustment Event on the conversion price. Adjustments are made successively whenever an Adjustment Event occurs, and are effective immediately after the record date in the case of a dividend or distribution and immediately after the effective date in the case of a subdivision, combination or reclassification. Any adjustment of less than 1% of the conversion price will not be made, but will be carried forward and taken into account in any subsequent adjustment.
Fortune will promptly mail a notice of adjustment to all holders, stating the facts requiring the adjustment, the adjusted conversion price, the manner of computing it and the effective date of the adjustment. As of the date of this prospectus, no Alternate Conversion Right has arisen and no Adjustment Event has occurred.

     Fortune may reduce the conversion price for any period of time of at least 20 days by any amount, and shall mail a notice of the reduction to all holders at least 15 days before the effective date of the reduction. A reduction of the conversion price will not, however, change or adjust the conversion price otherwise in effect beyond the period specified in the notice.

     Any conversion prior to an interest payment date will result in forfeiture of accrued interest on the Notes so converted. Upon a partial conversion of the principal amount of a Note, shares of Common Stock will be issued in accordance with the conversion price for that portion of the principal amount of the Note so converted, and a new Note will be issued for the balance of the principal amount.

SUBORDINATION

     The payment of the principal of and premium, if any, and interest on the Notes and any other payment obligations of Fortune in respect of the Notes (including any obligation to repurchase the Notes) are subordinated in right of payment to the prior payment in full of all Senior Debt, whether outstanding on the date of the issuance of the Notes or thereafter incurred. Senior Debt includes all indebtedness, and any deferrals, renewals, increases or extensions thereof, borrowed under the Company's Credit Agreement with Credit Lyonnais New York Branch, as agent (the "Credit Agreement") and all indebtedness secured by assets of Fortune having a value (as determined by the Board of Directors) of more than 50% of the outstanding principal amount of such indebtedness or $100,000, whichever is less, (i) for borrowed money, (ii) for money borrowed by others and guaranteed by Fortune, or (iii) constituting purchase money indebtedness for the payment of which Fortune is liable, whether existing on or created after the date the Notes are issued, that is not made subordinate to or pari passu with the Notes by the instrument creating the indebtedness. Purchase money indebtedness means indebtedness evidenced by a note, debenture, bond or other similar instrument issued to or assumed for a vendor as all or part of the purchase price of such asset acquired by the Company. Each Note shall be paid on a pari passu basis with all other Notes. All Senior Debt evidenced by the Credit Agreement and the documents related thereto, and all modifications and amendments thereto and substitutions thereof are herein referred to as the "Senior Bank Debt".

     If there is a payment or distribution of assets to creditors on any liquidation, dissolution, winding up, receivership, reorganization, assignment for the benefit of creditors, marshaling of assets and liabilities or any bankruptcy, insolvency or similar case or proceeding of Fortune, the holders of all Senior Bank Debt will be entitled to receive payment in full of all obligations under the Senior Debt before the holders of the Notes will be entitled to receive any payment in respect of the principal or interest on the Notes. In addition, Fortune may not make any payment on any of its obligations under the Notes if a default or potential default, as defined in the Credit Agreement, occurs and until it is remedied by payment in full of all Senior Bank Debt or waived in writing by all affected holders of the Senior Bank Debt. So long as any Senior Bank Debt is outstanding, holders of the Notes may not take any enforcement action to accelerate the debt evidenced by the Notes or exercise any remedies against Fortune to collect any of its obligations thereunder, or join in or initiate any action in bankruptcy, insolvency, liquidation, reorganization, receivership, dissolution or similar law, if a default or potential default under the Credit Agreement has occurred and has not been remedied or waived so that the full amount of the Senior Bank Debt is declared due and payable. In addition, holders of the Notes may not institute any proceedings against Fortune or the holder of the Senior Bank Debt which would interfere with or delay the exercise of the rights of such holders in respect of any property of the Company constituting collateral security for the Senior Bank Debt or under the Credit Agreement. Any distribution received by the holders of the Notes (other than the Underlying Shares received in conversion of the Notes) in contravention of any of the terms of the Note before all Senior Bank Debt has been paid in full shall be deemed to be held in trust for the benefit of the holders of the Senior Bank Debt.

     The Company is not prohibited or limited in the incurrence of additional Senior Debt. As of September 30, 1998, $10,000 was outstanding under the Credit Agreement; the Company has no other Senior Debt. Fortune expects to incur Senior Debt from time to time in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

PREPAYMENT

     Fortune may not repay the Notes or any portion thereof prior to May 1, 1999. Thereafter, Fortune may prepay the Notes or any portion thereof, together with accrued interest to the date fixed for repayment, at any time after notice to the holders. Notice of such repayment shall be given to the holders not more than 30 nor less than 60 days before the date fixed for repayment. Beginning May 1, 1999, Fortune may prepay the Notes without any premium or penalty on 30 days notice to the holders if the closing price of the Common Stock on the principal national securities exchange on which it is listed for 30 consecutive trading days immediately preceding the day on which the repayment notice is sent equals or exceeds $4.50 per share. Alternatively, if such trading price is not reached, Fortune may prepay the Notes at the percent of principal amount of the Notes as indicated below for the dates shown:


                           Percent of                            Percent of
       Date                Principal             Date             Principal
  -----------------        ----------      -----------------     ----------
  May 1, 1999                110.00        February 1, 2000         104.96
  June 1, 1999               109.44        March 1, 2000            104.40
  July 1, 1999               108.88        April 1, 2000            103.84
  August 1, 1999             108.32        May 1, 2000              103.28
  September 1, 1999          107.76        June 1, 2000             102.72
  October 1, 1999            107.20        July 1, 2000             102.16
  November 1, 1999           106.64        August 1, 2000           101.60
  December 1, 1999           106.08        September 1, 2000        101.04
  January 1, 2000            105.52        October 1, 2000          100.48


     Repayment after October 1, 2000 shall be at 100% of principal. No sinking fund is provided for the Notes. Notes called for repayment will be convertible until the close of business on the day before the repayment date, but Note holders will forfeit the accrued interest for the then-current period on any Notes surrendered for conversion.

RIGHTS UPON AN EVENT OF DEFAULT

     An "Event of Default" consists of (i) the failure by Fortune to make a timely payment of principal or interest on the Note when due and payable under the Notes, which failure remains uncured for a period of 15 days after notice thereof has been given by a holder to Fortune, (ii) Fortune's failure to be in material compliance with its covenant to issue the Common Stock upon a holder's conversion of the Notes in accordance with their terms, (iii) Fortune's failure to be in material compliance with its covenant to keep its corporate existence and rights in full force and effect, continue conducting its business, keep adequate books and records of account of its business activities, maintain appropriate levels and types of insurance with reputable carriers, and comply in all material respects with all governmental laws and regulations applicable to it which, if breached, would have a material adverse effect on its business or financial condition, (iv) Fortune's failure to be in material compliance with or neglect to perform any of the provisions of the Note, which failure remains uncured for 30 days after notice has been given by holder or the agent under the Credit Agreement to Fortune, (v) any representation or warranty made by Fortune in the Note which is untrue or incorrect in any material respect as of the date made, (vi) the commencement of any bankruptcy, receivership, winding up or liquidation of the affairs of Fortune or any of its subsidiaries, which remains undismissed for a period of 90 consecutive days, or (vii) the institution of bankruptcy, custodianship, receivership or similar action by or with the consent of Fortune or one of its subsidiaries.

     The occurrence of an Event of Default as described under subparagraphs (vi) or (vii) above shall result in all obligations due under the Notes becoming immediately due and payable without notice. If an Event of Default as described under subparagraphs (i) through (v) above shall occur, the holders of at least 51% in principal amount of the Notes may at their option by notice to Fortune declare all unpaid obligations immediately due and payable. In addition to the obligations remaining unpaid under the Notes, all reasonable costs and expenses of collection and enforcement of the Note shall be payable by Fortune.

     Fortune's ability to pay the obligations due under the Notes upon the acceleration of their maturity may be limited by the terms of the Senior Debt and will depend on the availability of sufficient funds. Accordingly, no assurance can be given that Fortune will be able to meet its obligations under the Notes upon the occurrence of an Event of Default.

FORM, DENOMINATION AND TRANSFER

     The Notes were issued in registered form, without coupons, in denominations of $10,000 or integral multiples thereof, and in such principal amounts as were determined by the Company. No transfer shall be valid unless effected on Fortune's books by the registered holder in person or by an attorney duly authorized in writing, and similarly noted on the Note. Fortune may charge holder a reasonable fee for any re-registration, transfer or exchange of the Notes.

REGISTRATION RIGHTS

     Pursuant to the registration rights extended to the Selling Holders under the Notes, Fortune has registered the sale of the Notes and the Underlying Shares under the Securities Act for resale by the holders thereof who satisfy certain conditions relating to the provision of information in connection with the registration statement of which this prospectus is a part. Fortune has also agreed to use its best efforts to keep the registration statement effective until the earliest of two years after the date of this prospectus, the date all the Securities registered hereunder have been sold or until the Securities may be sold publicly without registration (November 4, 1999 for holders that have not then been affiliates of Fortune for at least three months). Fortune will also use its best efforts to qualify the Securities under the securities laws of the states in which holders reside, provided that Fortune is not required to consent to service or to qualify to do business in any state as a result of such qualification. Fortune cannot assure it will be able to maintain an effective, current registration statement under the Securities Act as required, and any failure to do so might adversely affect the marketability and sale price of the Securities. Each of the Securities will remain restricted in its transfer until sold in accordance with this registration under the Securities Act or distributed to the public pursuant to Rule 144 or any similar provision then in force.

     Holders also have the right to include the Securities in any registration statement filed by Fortune with respect to any of the Company's securities (except one relating to stock option or employee benefit plans) in a piggy-back registration, subject to exclusion of those Securities by any underwriter of Fortune's offering, so long as the Securities cannot be sold pursuant to the exemption from registration provided by Rule 144(k) promulgated under the Securities Act (November 4, 1999 for holders that have not then been affiliates of Fortune for at least three months).

     The holders electing to include Securities in any registration filed by the Company must provide the Company with such information and execute such documents, including appropriate cross-indemnification, as are reasonably required to prepare and process the Company's registration statement. Fortune has agreed to bear all expenses (except underwriting discounts and commissions, if any, and the legal fees and expenses, if any, of counsel to holders) necessary and incidental to either registration.

LIMITED MARKET FOR THE NOTES

     On their original issuance, the Notes were issued in a private placement to accredited investors and were severely restricted in their transfer. The Notes have not been and will not be listed for trading on any recognized market. No assurance can be given that a market for the Notes will develop, as to the liquidity or sustainability of any market that may develop, or the ability of holders to sell their Notes at any price. Future trading prices of the Notes will depend on many factors, including prevailing interest rates, Fortune's operating results, the price of the Common Stock and the market for similar securities.

GOVERNING LAW; MODIFICATION

     The Notes are construed in accordance with, and the rights of the parties thereto shall be governed by, the laws of the State of Texas applicable to contracts made and to be performed entirely within such state. The Notes may be modified only by a writing signed by the holder and Fortune, and then only to the extent set forth in such writing and only in the specific instance for which it is given. No forbearance, delay or failure to exercise any right or remedy by a holder of a Note will operate as a waiver of or acquiescence in any default.

                            DESCRIPTION OF SECURITIES

COMMON AND PREFERRED STOCK

     The following description is qualified in all respects by reference to the Company's Certificate of Incorporation and all amendments thereto and the Company's Bylaws, copies of which are filed as exhibits to the Registration Statement of which this Prospectus is a part.

     The  Company's   Certificate  of  Incorporation,   as  amended,   currently
authorizes 40,000,000 shares of Common Stock, $.01 par value and 2,000,000 shares of preferred stock, $1.00 par value. Of this total, 12,134,678 shares of Common Stock were issued and outstanding as of September 30, 1998. An additional 4,380,059 shares of Common Stock were issuable upon exercise of options and private warrants outstanding as of that date. No preferred stock is currently outstanding.

COMMON STOCK

     Holders of shares of Common Stock are entitled to dividends when and as declared by the Board of Directors from funds legally available therefor and upon liquidation are entitled to share ratably in any distribution to stockholders. All holders of Common Stock are entitled to one vote per share on any matter coming before the stockholders for a vote, including the election of directors. In keeping with stockholder democracy rights, Fortune's Certificate of Incorporation permits the stockholders to remove any director or the entire board of directors, with or without cause, upon a vote of a majority of the outstanding shares.

     All issued and outstanding shares of Common Stock are validly issued, fully paid and non-assessable. Holders of the Common Stock do not have pre-emptive rights or other rights to subscribe for unissued or treasury shares or securities convertible into shares.

     Additionally, under Section 145 of the Delaware General Corporation Law, the Company has availed itself of the provisions permitting the limitation of liability through the indemnification of officers, directors, employees and agents of Delaware corporations. (See "Certain Relationships and Related Transactions - Limited Liability of Directors" and " - Indemnification of Officers and Directors.")

PREFERRED STOCK

     The Certificate of Incorporation authorizes the Board of Directors to establish and designate the classes, series, voting powers, designations, preferences and relative, participating, optional or other rights, and such qualifications, limitations and restrictions of the Preferred Stock as the Board, in its sole discretion, may determine without further vote or action by the stockholders.

     The rights, preferences, privileges and restrictions or qualifications of different series of preferred stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions and other matters. The issuance of Preferred Stock could decrease the amount of earnings and assets available for distribution to holders of Common Stock, or could adversely affect the rights and powers, including voting rights, of holders of Common Stock.

     The existence of the Preferred Stock, and the power of the Board of Directors of the Company to set its terms and issue a series of Preferred Stock at any time without stockholder approval, could have certain anti-takeover effects. These effects include that of making the Company a less attractive target for a "hostile" takeover bid or rendering more difficult or discouraging the making of a merger proposal, assumption of control through the acquisition of a large block of Common Stock or removal of incumbent management, even if such actions could be beneficial to the stockholders of the Company.

WARRANTS

     The Company has issued various Common Stock private purchase warrants from time to time.

TRANSFER AGENT AND REGISTRAR

     The principal transfer agent and registrar for the Common Stock is U.S. Stock Transfer Corporation, Glendale, California. The co-transfer agent and co-registrar for such securities is Registrar and Transfer Company, Cranford, New Jersey.

CERTAIN ANTI-TAKEOVER DEVICES

     Section 203 of the Delaware General Corporation Law applies to Delaware corporations with a class of voting stock listed on a national securities exchange, authorized for quotation on an inter-dealer quotation system or held of record by 2,000 or more persons. In general, Section 203 prevents an "interested stockholder" (defined generally as any person owning, or who is an affiliate or associate of the corporation and has owned in the preceding three years, 15% or more of a corporation's outstanding voting stock and affiliates and associates of such person) from engaging in a "business combination" (as defined) with a Delaware corporation for three years following the date such person became an interested stockholder unless (1) before such person became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (2) the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the corporation and by employee stock plans that do not provide employees with the rights to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (3) on or subsequent to the date such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder. Under Section 203, the restrictions described above also do not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of one of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors.

     These provisions could have the effect of delaying, deferring or preventing a change of control of the Company.

     The Commission has indicated that the use of authorized unissued shares of voting stock could have an anti-takeover effect. In such case, various specific disclosures to the stockholders are required. Any business combination, as that term is used in Section 203, would be reviewed by the Company's Board of Directors solely for its impact on the Company.

     The Company has in place a shareholder rights plan which is designed to distribute preferred stock purchase rights to holders of Common Stock in the event a person acquires beneficial ownership of fifteen percent or more of the Company's stock or commences a tender offer which would result in ownership of fifteen percent or more of such Common Stock. The plan, which expires February 28, 2007, provides for the issuance of a fraction of a share of a new series of junior preferred stock of the Company for each outstanding share of the Company's stock. Depending on the circumstances, such new preferred stock will enable the holders to either buy additional shares of the Company at a discount or buy an interest in any acquiring entity.

                    CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     The following discussion has been prepared by the Company to present the material federal income tax considerations under generally applicable current law of the acquisition, ownership, conversion and disposition of the Notes and the acquisition, ownership and disposition of any Common Stock which is received on the conversion of a Note or the Warrants, for persons who acquire the Notes and hold those Notes and any such Common Stock as capital assets. It does not, however, discuss the effect of (i) special rules, such as those which apply to tax-exempt organizations, insurance companies, financial institutions, persons who hold the Notes or Common Stock in connection with a straddle or dealers or
(ii) any foreign, state or local tax law. Accordingly, each prospective purchaser of Notes is advised to consult its own tax advisor regarding the matters discussed herein in light of its particular circumstances, the application of state, local and foreign tax laws, and the fact that such laws change from time to time.

     The following statements are based upon the Internal Revenue Code of 1986, as amended (the "Code"), existing regulations thereunder and the current judicial and administrative interpretations thereof.

OWNERSHIP BY U.S. PERSONS

     The following applies to a person who is a citizen or resident of the United States (a "U.S. Holder"), a corporation or partnership created or organized in the United States or any state thereof or an estate or trust the income of which is includible in income for United States federal income tax purposes regardless of its source.

Interest on Notes

     The stated interest on a Note will be taxable as ordinary income at the time interest is paid or accrued in accordance with the U.S. Holder's method of accounting for United States federal income tax purposes. The Notes were not issued with original issue discount.

Market Discount

     If a Note is acquired at a "market discount," gain realized on a taxable disposition (and certain nontaxable dispositions) thereof will be treated as interest income to the extent of the theretofore unrecognized accrued market discount. Subject to a de minimis exception, "market discount" with respect to a
Note is equal to the excess of (i) the stated redemption price at maturity of the Note over (ii) the holder's initial basis in the Note. Any market discount accrues on a ratable basis or, at the election of the Holder, on the basis of a constant interest rate, and a Holder of a market discount Note may elect to include the market discount in its income as that market discount accrues. If a holder converts a market discount Note into Common Stock, the theretofore unrecognized accrued market discount on that Note will not, in general, be recognized, but will be treated as ordinary income on the later disposition of that Common Stock to the extent of any gain recognized at that time on the disposition of that Common Stock.

Conversion of Notes

     A U.S. Holder generally will not recognize gain or loss on the conversion of a Note into Common Stock except that it will recognize a capital gain or loss as a result of the receipt of cash in lieu of a fractional share equal to the amount of cash reduced by the basis of the portion of the Note in respect of which that cash was paid. The basis of the Common Stock that is received on the conversion will be the adjusted basis of the Note which was converted at the time of conversion increased by any gain that is recognized, decreased by any loss that is recognized and decreased by any cash that is received. The holding period of that Common Stock will include the holding period of the converted Note.

Constructive Dividend

     A distribution to holders of Common Stock may cause a deemed distribution (which will be a dividend to the extent of Fortune's current or accumulated earnings and profits) to the Noteholders if the conversion price or conversion ratio of the Notes is adjusted to reflect that distribution.

Sale or Exchange of Notes or Common Stock

     Gain or loss will be recognized on the sale or exchange of the Notes or of Common Stock in an amount equal to the difference between (i) the amount of cash and the fair market value of any other property received by the Holder (excluding, in the case of the Notes, any amount representing accrued interest, which will be taxable as such) and (ii) the Holder's adjusted basis in the property sold or exchanged. Any such gain (other than gain characterized as interest under the market discount rules) or loss with respect to a Note or Common Stock will be a capital gain or loss. If the holding period of the asset was more than one year it will be a long-term capital gain or loss subject to a maximum tax rate of 28%, or a maximum tax rate of 20% if the holding period was more than eighteen months.

Dividends on Common Stock

     Distributions on the Common Stock will be dividends to the extent of the current or accumulated earnings and profits of Fortune, then a nontaxable return of capital reducing the holder's adjusted basis in the Common Stock until such adjusted basis is reduced to zero and finally an amount received in exchange for the Common Stock. Dividends paid to domestic corporations may qualify for the dividends received deduction subject to the limiting provisions that apply thereto.

OWNERSHIP BY NON-U.S. HOLDERS

     The following applies to a person who is not a U.S. Holder (a "Non-U.S. Holder") and to the income received thereby, such as interest, dividends and gain or loss on disposition, with respect to Notes and Common Stock which is not effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the United States. Any such effectively connected items of income will be subject to the United States federal income tax that applies to U.S. Holders generally, and, in the case of such a Non-U.S. Holder that is a foreign corporation, those items also will be subject to the branch profits tax.

Interest on Notes

     Interest paid on Notes to a Non-U.S. Holder will not be subject to United States federal income tax or to withholding in respect thereof if: (i) the beneficial owner (or if certain requirements are satisfied, a member of a class of financial institutions) certifies, under penalties of perjury, that the beneficial owner is not a U.S. Holder and provides the beneficial owner's name and address, (ii) the Non-U.S. Holder does not actually or constructively own 10% or more of the total voting power of all classes of stock of Fortune entitled to vote (Common Stock into which a Note can be converted is constructively owned for these purposes), (iii) the Non-U.S. Holder is not a controlled foreign corporation with respect to which Fortune is a "related person" within the meaning of Section 864(d)(4) of the Code, and (iv) the Non-U.S. Holder is not a bank holding the Notes as a result of an extension of credit made pursuant to a loan agreement entered into in the ordinary course of its trade or business. Accrued market discount on a Note is not treated for these purposes as interest income. If the foregoing conditions are not satisfied, then the interest will generally be subject to United States federal income tax withholding at a rate of 30% (or any lower rate that is provided by any applicable treaty).

Sale or Exchange of Notes or Common Stock; Conversion of Notes

     A Non-U.S. Holder generally will not be subject to United States federal income tax on gain recognized on the sale or exchange of Notes or Common Stock or on the conversion of a Note unless (i) the Holder is an individual who is present in the United States for 183 or more days in the taxable year and certain other conditions are satisfied or (ii) Fortune is (as is not expected) a "United States real property holding corporation," as defined in Section 897 of the code, and certain exceptions do not apply.

Dividends on Common Stock

     Any distribution on Common Stock to a Non-U.S. Holder will be subject to United States federal income tax withholding at a rate of 30% (or any lower rate which is provided by any applicable treaty).

Estate Tax

     An individual Non-U.S. Holder of a Note will not be required to include the value of such Note in his gross estate for United States federal estate tax purposes, provided that such Holder did not at the time of death actually or constructively own 10% or more of the combined voting power of all classes of stock of Fortune and, at the time of such Holder's death, payments of interest on such Note would not have been effectively connected with the conduct by such Holder of a trade or business in the United States. An individual Non-U.S. Holder who is treated as the owner, or has made certain lifetime transfers, of an interest in the Common Stock will be required to include the value thereof in his gross estate for United States federal estate tax purposes (and may be subject to United States federal estate tax with respect thereto), unless otherwise provided by an applicable estate tax treaty.

Backup Withholding; Information Reporting

     A noncorporate U.S. Holder holding Notes or Common Stock (and any Non-U.S. Holder failing to provide a certificate that it is not a U.S. Holder) will be subject to backup withholding at the rate of 31% with respect to interest paid on the Notes, dividends paid on Common Stock and the proceeds of any sale, exchange or redemption thereof if the payee fails to furnish a taxpayer identification number and in certain other circumstances. Any amounts so withheld will be allowed as a refund or a credit against the Holder's United States federal income tax liability, provided that certain information is furnished to the Internal Revenue Service. Information reporting will be required with respect to a payment of proceeds from the sale or exchange of Notes or Common Stock through a foreign office of a broker that is a United States person or of certain foreign brokers unless the broker has documentary evidence in its files that the owner is a Non-U.S. Holder and the broker has no actual knowledge to the contrary.

                              PLAN OF DISTRIBUTION

     The Selling Holders may offer and sell the Securities from time to time and will act independently of Fortune in deciding the timing, manner and size of any sale. Fortune expects that sales generally will be made at then prevailing market prices, but prices in negotiated transactions may differ considerably. Fortune cannot predict the extent, if any, to which Selling Holders may sell the Notes.

     Selling Holders may sell Securities in the over-the-counter market or otherwise and the Common Stock on the AMEX, at prices that (i) represent or relate to then prevailing market prices or (ii) are negotiated, including by means of purchase by a broker-dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus, ordinary brokerage transactions and transactions in which a broker solicits purchasers, and block trades in which a broker-dealer so engaged will attempt to sell the Securities as agent but may take a position and resell a portion of the block as principal to facilitate the transaction. In addition, any Securities covered by this prospectus which qualify for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

     No Selling Holder has advised Fortune, as of the date hereof, that it has arranged for the offering or sale of any Security with any broker. Underwriters, brokers, dealers or agents (collectively, "underwriters") may participate in these transactions as agents and, in that capacity, may (i) be deemed underwriters for purposes of the Securities Act and (ii) receive brokerage commissions from Selling Holders or their purchasers which (together with any profits received by the Selling Holders) may be deemed underwriting discounts and commissions under the Securities Act. The Selling Holders have disclaimed the status of Securities Act "underwriters."

     To comply with the securities laws of certain jurisdictions, if applicable, the Securities will be offered or sold in those jurisdictions only through registered or licensed brokers or dealers. In addition, in certain jurisdictions, the Securities may not be offered or sold unless they have been registered or qualified for sale in those jurisdictions or unless an exemption from that registration or qualification is available and is complied with.

     Under applicable rules and regulations under the Exchange Act, any person engaged in a distribution of the Securities may be limited in its ability to engage in market activities respecting the Securities. In addition and without limiting the foregoing, each Selling Holder is subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, Rule 10b-2 and Regulation M, which provisions may limit the timing of purchases and sales of any of the Securities by the Selling Holders. All the foregoing may affect the marketability of the Securities.

     Fortune may suspend the use of this prospectus and any supplements hereto in certain circumstances because of pending corporate developments or a need to file a post-effective amendment. In any such event, Fortune will use its reasonable efforts to ensure that the use of the prospectus may be resumed as soon as practicable.

     Fortune has agreed to pay substantially all the expenses incident to the registration, offering and sale of the Securities by the Selling Holders to the public other than any brokers' commission, agency fee or underwriter's discount or commission, which will be borne by the relevant Selling Holder.


                                  LEGAL MATTERS

         The legality of the Notes and the Underlying Shares will be passed upon for the Company by Dean W. Drulias, Esq., General Counsel for the Company.


                                     EXPERTS

     The financial statements of the Company as of December 31, 1996 and 1997 and for each of the years in the three year period ended December 31, 1997, have been included herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

     The information appearing herein with respect to net proved oil and gas reserves of the Company at December 31, 1995, 1996 and 1997, was estimated by Huddleston & Co., Inc., independent petroleum engineers, and is included herein on the authority of such engineers as experts in petroleum engineering.


                              AVAILABLE INFORMATION

     The Company has filed with the Commission a Registration Statement on Form S-2 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Act"), with respect to the Common Stock offered hereby. This Prospectus, filed as part of the Registration Statement, does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto, certain portions of which have been omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and to the exhibits and schedules thereto, which may be inspected at the Commission's offices without charge or copies of which may be obtained from the Commission upon payment of the prescribed fees. Statements made in the Prospectus as to the contents of any contract, agreement or document referred to are not necessarily complete, and in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement.

     The following documents filed by the Company with the Securities and Exchange Commission (the "Commission") pursuant to the Securities Exchange Act of 1934 (the "Exchange Act") (File No. 1-12334) are incorporated in this Prospectus by reference and are made a part hereof:

1. Annual Report on Form 10-K for the year ended December 31, 1997, filed on March 3, 1998.

2.   Current report on Form 8-K filed on March 31, 1998.

3. Current report on Form 10-Q for the quarterly period ended March 31, 1998, filed on May 8, 1998.

4. Current report on Form 10-Q for the quarterly period ended June 30, 1998, filed on August 3, 1998.

                          GLOSSARY OF OIL AND GAS TERMS


AMI.                             "AMI" means Area of Mutual Interest.

BBL.                             "Bbl" means barrel.  "Mbbl" means thousand
                                  barrels.  "MMBbl"  means million barrels.

BCF.                             "Bcf" means billion cubic feet.

BOPD.                            "BOPD" means barrels of oil (or
                                 condensate) per day of production.

FARMOUT. "Farmout" means an agreement pursuant to which an owner of a working interest sells a portion of its working interest in an exploration well or prospect in exchange for either a payment of previously incurred costs or an agreement to pay a disproportionate share of future exploration costs. If the
                                 exploration       project      is
                                 unsuccessful,     the     working
                                 interest   farmed   out  in  this
                                 manner  commonly  reverts  to the
                                 seller.

GROSS ACRES OR WELLS.            "Gross  Acres or Wells" are the total
                                 acres or wells,  as the case may be,
                                 in which an entity has an interest, either directly or through an affiliate.

MCF. "Mcf" means thousand cubic feet. "Mmcf" means million cubic feet. Natural gas volumes are stated at the legal pressure base of the state or area in which the reserves are located at 60 degrees Fahrenheit.

MCFD.                            "MCFD" means Mcf of gas per day of gas
                                 production.

MCFE. "MCFE" means thousand cubic feet of gas equivalent, which is determined using the ratio of one Bbl of crude oil, condensate or natural gas liquids to six Mcf of natural gas so that one Bbl of oil is referred to as six Mcf equivalent or "MCFE." "MMCFE" means Million cubic feet of gas equivalent. "BCFE" means billion cubic feet of gas equivalent.

NET ACRES OR WELLS.              A  party's  "Net Acres"   or   "Net   Wells"
                                 are calculated  by  multiplying   the
                                 number  of  gross  acres or gross wells
                                 in which  that party has an interest
                                 by the fractional interest of the party in each such acre or well.

NET REVENUE INTEREST.            "Net Revenue  Interest"  reflects the
                                 percentage of net revenues  generated
                                 by operating activities on a property, exclusive of any royalty or overriding royalty interests which may burden that property.

OVERRIDING ROYALTY INTEREST.     "Overriding  Royalty  Interest" is the right
                                 to share in the gross revenues generated
                                 by a  producing  property,  free of any
                                 costs  of  exploration, acquisition,
                                 development,   or  operation,  and  free
                                 of  all  risks  in connection therewith.

PAYOUT. "Payout" refers to the point in time when initial working interest owners recover a defined portion of acquisition, exploration, development, and lease operating expenses from the revenues generated by a property or well.

PRODUCING PROPERTIES
OR RESERVES.                     "Producing  Reserves"  are Proved
                                 Developed Reserves expected to be
                                 produced from existing completion
                                 intervals now open for production
                                 in existing  wells.  A "Producing
                                 Property"  is a property to which
                                 Producing   Reserves   have  been
                                 assigned   by   an    independent
                                 petroleum engineer.

PROVED DEVELOPED
NON-PRODUCING RESERVES.          "Proved  Developed  Non-Producing  Reserves"
                                 (PDNP) are  Proved  Developed
                                 Reserves  that  are  recoverable  from
                                 zones  behind  cemented  casing  in
                                 existing wells which will require  additional
                                 completion  work or a future recompletion
                                 prior to the start of  production.  The cost
                                 of  making  such reserves  available for
                                 production is insignificant  relative to the
                                 volume of  reserves  expected  to  be
                                 recovered  from  the  planned  recompletion
                                 programs.   The  PDNP   reserves  are
                                 supported   by  actual   production
                                 performance from wells completed in the same reservoir elsewhere in the local area.

PROVED DEVELOPED PRODUCING
RESERVES.                        "Proved Developed  Producing  Reserves" are
                                 Proved Developed  Reserves that are
                                 recoverable from completion intervals in existing wells that are currently open and delivering commercial volumes of hydrocarbons to market.

PROVED DEVELOPED RESERVES.       "Proved  Developed  Reserves" are Proved
                                 Reserves which can be expected to
                                 be recovered through existing wells with existing equipment and operating methods.

PROVED RESERVES.                 "Proved  Reserves" are the estimated
                                 quantities of crude oil,  natural gas
                                 and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known oil and gas reservoirs under existing economic and operating conditions, that is, on the basis of prices and costs as of the date the estimate is made and any price changes provided for by existing conditions.

PROVED UNDEVELOPED RESERVES.     "Proved Undeveloped  Reserves" are Proved
                                 Reserves which can be expected to
                                 be  recovered  from new  wells on
                                 undrilled   acreage,    or   from
                                 existing wells where a relatively
                                 major expenditure is required for
                                 recompletion.  The  offset  units
                                 containing the proved-undeveloped
                                 reserves are  reasonably  certain
                                 of  commercial   production  when
                                 drilled.

RESERVES.                        "Reserves"  means crude oil and  natural  gas,
                                 condensate and natural gas liquids, which are net of leasehold burdens, are stated on a net revenue interest basis, and are found to be commercially recoverable.

ROYALTY INTEREST.                A "Royalty  Interest" is an interest in an
                                 oil and gas  property  entitling
                                 the  owner to a share of oil and gas
                                 production  (or the  proceeds  of the
                                 sale thereof) free of the costs of production.

SEC METHOD. The "SEC Method" is a method of determining the present value of proved reserves. Under the SEC method, the future net revenues from proved reserves are estimated assuming that oil and gas prices and production costs remain constant. The resulting stream of revenues is then discounted at the rate of 10% per year to obtain a present value.

SHUT IN. "Shut in" refers to a well or wells which are capable of producing oil and/or gas, but
                                  which    are    not     currently
                                  operational   due   to   required
                                  repairs  or  prevailing  economic
                                  conditions.

TRANSITION ZONE.                  "Transition  Zone" is generally  the area
                                  which may extend up to five miles
                                  on either side of a shallow water coastline.

UNDEVELOPED ACREAGE.              "Undeveloped Acreage" is oil and gas  acreage
                                  (including, in applicable instances, rights in one or more horizons which may be penetrated by existing well bores, but which have not been tested) to which by independent petroleum engineers.

WORKING INTEREST.                 A "Working  Interest" is the operating
                                  interest under an Oil and Gas Lease
                                  which gives the owner the right to drill, produce and conduct operating activities on the property and a share of production, subject to all royalties, overriding royalties and other burdens and to all costs of exploration, development and operations and all risks in connection therewith. If a party owns a "back-in" working interest, it has the right to acquire a portion of the working interest owned by another party upon the occurrence of a specified event, such as payout of the costs incurred by the other party in drilling a well or undertaking another operation on the property.

                          INDEX TO FINANCIAL STATEMENTS



                                                                          Page

Independent Auditors' Report - KPMG Peat Marwick LLP.............          F-2

Balance Sheets - December 31, 1997 and 1996......................          F-3

Statements of Operations for the years ended
   December 31, 1997, 1996 and 1995..............................          F-4

Statements of Stockholders' Equity for the years ended
  December 31, 1997, 1996 and 1995...............................          F-5

Statements of Cash Flows for the years ended
  December 31, 1997, 1996 and 1995...............................          F-6

Notes to Financial Statements....................................          F-7

Balance Sheets - June 30, 1998 (unaudited)
 and December 31, 1997 (audited).................................         F-22

Statement of Operations for the six months ended
 June 30, 1998 and 1997 (unaudited)..............................         F-23

Statement of Stockholders' Equity for the year
 ended December 31, 1997 and
 six months ended June 30, 1998 (unaudited)......................         F-24

Statement of Cash flows for the six months
 ended June 30, 1998 (unaudited).................................         F-25

Notes to Financial Statements (unaudited).........................        F-26

                          INDEPENDENT AUDITORS' REPORT




The Board of Directors and Stockholders
Fortune Natural Resources Corporation:

         We have audited the financial statements of Fortune Natural Resources Corporation as listed in the accompanying index. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fortune Natural Resources Corporation as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1997, in conformity with generally accepted accounting principles.



/s/ KPMG PEAT MARWICK LLP

Houston, Texas
February 20, 1998

                                          FORTUNE NATURAL RESOURCES CORPORATION
                                                      BALANCE SHEETS
                                                          ASSETS
                                                                         December 31,
                                                                ---------------------------
                                                                     1997           1996
                                                                ------------   ------------
CURRENT ASSETS:
       Cash and cash equivalents .............................  $  1,667,000   $  2,174,000
       Accounts receivable ...................................       507,000        695,000
       Prepaid expenses ......................................          --           25,000
                                                                ------------   ------------
       Total Current Assets ..................................     2,174,000      2,894,000
                                                                ------------   ------------

PROPERTY AND EQUIPMENT:
       Oil and gas properties, accounted for
         using the full cost method ..........................    27,822,000     23,079,000
       Office and other ......................................       383,000        375,000
                                                                ------------   ------------
                                                                  28,205,000     23,454,000
       Less--accumulated depletion, depreciation
         and amortization ....................................   (18,403,000)   (12,545,000)
                                                                ------------   ------------
                                                                   9,802,000     10,909,000
                                                                ------------   ------------
OTHER ASSETS:
       Deposits and other ....................................       124,000        188,000
       Debt issuance costs (net of accumulated amortization of
         $93,000 and $238,000 at December 31, 1997
         and 1996, respectively) .............................       526,000         51,000
       Restricted cash .......................................          --        2,293,000
                                                                ------------   ------------
                                                                     650,000      2,532,000
                                                                ------------   ------------

TOTAL ASSETS .................................................  $ 12,626,000   $ 16,335,000
                                                                ============   ============

                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
       Current portion of long-term debt .....................  $       --     $  2,253,000
       Accounts payable ......................................       279,000         84,000
       Accrued expenses ......................................       407,000         77,000
       Royalties payable .....................................        36,000        103,000
       Accrued interest ......................................        76,000        101,000
                                                                ------------   ------------
       Total Current Liabilities .............................       798,000      2,618,000
                                                                ------------   ------------

LONG-TERM DEBT, net of current portion .......................     3,775,000        680,000
                                                                ------------   ------------

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
       Preferred stock, $1.00 par value:
       Authorized--2,000,000 shares
       Issued and outstanding--None ..........................          --             --
       Common stock, $.01 par value
         Authorized--40,000,000 shares
         Issued and outstanding--12,118,982 and 11,853,663
           shares at December 31, 1997 and 1996,
           respectively ......................................       121,000        119,000
       Capital in excess of par value ........................    30,283,000     29,273,000
       Treasury stock, at cost (9,769 and -0- shares,
           respectively)......................................       (38,000)          --
       Accumulated deficit ...................................   (22,313,000)   (16,355,000)
                                                                ------------   ------------

NET STOCKHOLDERS' EQUITY .....................................     8,053,000     13,037,000
                                                                ------------   ------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY ...................  $ 12,626,000   $ 16,335,000
                                                                ============   ============

                 See accompanying notes to financial statements.

                      FORTUNE NATURAL RESOURCES CORPORATION

                            STATEMENTS OF OPERATIONS


                                                      For the Years Ended December 31,
                                               ------------------------------------------
                                                   1997            1996          1995
                                               ------------   ------------   ------------
REVENUES
       Sales of oil and gas, net of royalties  $  3,851,000   $  3,825,000   $  2,959,000
       Other income .........................       154,000        215,000        184,000
                                               ------------   ------------   ------------

                                                  4,005,000      4,040,000      3,143,000
                                               ------------   ------------   ------------
EXPENSES
       Production and operating .............     1,094,000      1,172,000      1,514,000
       Provision for depletion, depreciation
         and amortization ...................     2,219,000      1,623,000      1,816,000
       General and administrative ...........     1,965,000      1,924,000      1,212,000
       Corporate relocation .................          --          216,000           --
       Debt conversion expense ..............       316,000           --             --
       Stock offering cost ..................       323,000           --             --
       Interest .............................       396,000        435,000        870,000
       Loss on sale of oil and gas properties          --             --        3,607,000
       Impairments to oil and gas properties      3,650,000           --             --
                                               ------------   ------------   ------------
                                                  9,963,000      5,370,000      9,019,000
                                               ------------   ------------   ------------

LOSS BEFORE PROVISION FOR INCOME TAXES ......    (5,958,000)    (1,330,000)    (5,876,000)
PROVISION FOR INCOME TAXES ..................          --             --             --

NET LOSS ....................................  $ (5,958,000)  $ (1,330,000)  $ (5,876,000)
                                               ============   ============   ============

WEIGHTED AVERAGE NUMBER OF
  COMMON SHARES OUTSTANDING .................    12,086,219     11,351,211      6,555,875
                                               ============   ============   ============

NET LOSS PER COMMON SHARE ...................  $      (0.49)  $      (0.12)  $      (0.90)
                                               ============   ============   ============






                 See accompanying notes to financial statements.

                      FORTUNE NATURAL RESOURCES CORPORATION

                       STATEMENTS OF STOCKHOLDERS' EQUITY


                                                                       Capital in                                   Stock-
                                                        Common Stock    Excess of     Treasury    Accumulated      holders'
                                              Shares       Amount       Par Value      Stock         Deficit       Equity
                                             ---------   ---------    ------------    ---------   -----------   -----------
BALANCE, December 31, 1994.............     2,644,032   $   26,000    $ 11,253,000    $       -   $ (9,149,000)  $  2,130,000

Common stock returned
  to treasury..........................           (12)           -               -                           -              -
Common stock issued for
  exercise of stock options............       202,481        2,000         500,000            -              -        502,000
Common stock issued for
  directors' fees......................        14,445            -          39,000            -              -         39,000
Common stock issued for
  stock offerings .....................     6,569,117       65,000      11,729,000            -              -     11,794,000
Common stock issued for
  merger ..............................     1,200,000       12,000       2,480,000            -              -      2,492,000
Common stock and warrants issued
  for payment of investment
  banking services.....................       100,000        2,000         263,000            -              -        265,000
Common stock issued for
  warrant conversion...................       115,479        1,000         392,000            -              -        393,000
Common stock issued for
  note conversion......................       294,167        3,000         572,000            -              -        575,000
Net loss...............................             -            -               -            -     (5,876,000)    (5,876,000)
                                           ----------   ----------    ------------    ---------   ------------   ------------

BALANCE, December 31, 1995.............    11,139,709   $  111,000    $ 27,228,000    $       -   $(15,025,000)  $  12,314,000
                                           ==========   ==========    ============    =========   ============   =============
 .......................................
Common stock issued for exercise.......
   of stock options....................        46,150        1,000         114,000            -              -         115,000
Common stock issued for
   exercise of warrants................       255,638        3,000         813,000            -              -         816,000
Common stock issued for
   directors' fees.....................         1,395            -           4,000            -              -           4,000
Common stock canceled and
   stock issuance cost.................        (1,227)           -         (31,000)           -              -         (31,000)
Common stock issued for
  stock offerings .....................       412,000        4,000       1,145,000            -              -       1,149,000
Common stock returned to treasury......            (2)           -               -            -              -               -
Net loss...............................             -            -               -            -     (1,330,000)     (1,330,000)
                                           ----------   ----------    ------------    ---------   ------------   -------------

BALANCE, December 31, 1996.............    11,853,663   $  119,000    $ 29,273,000    $       -   $(16,355,000)  $  13,037,000
                                           ==========   ==========    ============    ---------   ============   =============

Common stock issued for
  exercise of stock options............         6,400            -          18,000            -              -          18,000
Common stock issued for
  exercise of warrants.................        45,000            -          89,000            -              -          89,000
Common stock issued in exchange
  for debentures, net of
  offering costs.......................       218,858        2,000         889,000            -              -         891,000
Common stock contributed to
  Company 401(k) Plan..................         4,835            -          14,000            -              -          14,000
Common stock repurchased in
  odd-lot buyback......................        (9,769)           -               -      (38,000)             -         (38,000)
Common stock returned to treasury......            (5)           -               -            -              -               -
Net loss...............................             -            -               -            -     (5,958,000)     (5,958,000)
                                           ----------   ----------    ------------    ---------   ------------   -------------

BALANCE, December 31, 1997.............    12,118,982   $  121,000    $ 30,283,000    $ (38,000)  $(22,313,000)  $   8,053,000
                                           ==========   ==========    ============    =========   ============   =============




                 See accompanying notes to financial statements.

                      FORTUNE NATURAL RESOURCES CORPORATION

                            STATEMENTS OF CASH FLOWS

                                                                                 For the Years Ended December 31,
                                                                            ----------------------------------------
                                                                                1997          1996           1995
                                                                            ------------  ------------  ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net loss..........................................................     $ (5,958,000) $ (1,330,000) $ (5,876,000)
     Adjustments to reconcile net loss
      to net cash provided by (used in) operating activities:
       Common stock issued for directors' fees,
         compensation and consulting fees ..............................            --           4,000        39,000
       Depletion, depreciation and amortization ........................       2,219,000     1,623,000     1,816,000
       Amortization of deferred financing cost .........................         147,000        74,000       172,000
       Debt conversion expense .........................................         316,000           --            --
       Stock offering cost .............................................         323,000           --            --
       Impairments to oil and gas properties ...........................       3,650,000           --            --
       Loss on sale of oil and gas properties ..........................            --             --      3,607,000
       Provision for executive severance ...............................            --             --        (17,000)
       Non-cash compensation expense ...................................          58,000        20,000           --
     Changes in assets and liabilities:
       Accounts receivable .............................................         188,000       340,000      (485,000)
       Prepaids and oil inventory ......................................          25,000       102,000       (13,000)
       Accounts payable and accrued expenses ...........................         525,000      (215,000)      (95,000)
       Payment of executive severance ..................................            --             --       (111,000)
       Royalties and working interest payable ..........................         (67,000)        9,000        41,000
       Accrued interest ................................................         (25,000)      (18,000)      (11,000)
       Deposits and other ..............................................         (22,000)       (2,000)      189,000
                                                                            ------------  ------------  ------------
     Net cash provided by (used in) operating activities ...............       1,379,000       607,000      (744,000)
                                                                            ------------  ------------  ------------

CASH FLOWS FROM INVESTING ACTIVITIES:
     Expenditures for oil and gas properties ...........................      (4,946,000)   (3,232,000)   (5,654,000)
     (Increase) decrease in restricted cash ............................       2,293,000       937,000    (3,230,000)
     Proceeds from sale of properties and equipment ....................         203,000     2,197,000           --
     Expenditures for other property and equipment .....................         (27,000)     (297,000)       16,000
                                                                            ------------  ------------  ------------
     Net cash used in investing activities .............................      (2,477,000)     (395,000)   (8,868,000)
                                                                            ------------  ------------  ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
     Gross proceeds from issuance of long-term debt,
       net of issuance costs ...........................................       3,290,000           --             --
     Repayment of long term debt .......................................      (1,793,000)   (1,979,000)   (1,651,000)
     Gross proceeds from issuance of common stock ......................         103,000     2,168,000    15,220,000
     Debt and equity offering costs ....................................        (971,000)     (115,000)   (2,467,000)
     Common stock repurchase ...........................................         (38,000)          --            --
                                                                            ------------   -----------  ------------
     Net cash provided by financing activities .........................         591,000        74,000    11,102,000
                                                                            ------------   -----------  ------------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS ...................        (507,000)      286,000     1,490,000
                                                                            ------------   -----------  ------------

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR ...........................       2,174,000     1,888,000       398,000
                                                                            ------------   -----------  ------------

CASH AND CASH EQUIVALENTS, END OF YEAR .................................    $  1,667,000   $ 2,174,000  $  1,888,000
                                                                            ============   ===========  ============

Supplemental information:
    Interest paid in cash ..............................................    $    249,000   $   361,000  $    692,000
    Common stock issued or issuable as directors' fees .................             --          4,000        39,000
    Common stock issued for payment of executive severance .............             --            --         43,000
    Common stock issued to acquire LEX .................................             --            --      2,492,000
    Common stock and warrants issued for payment of
      investment banking fees ..........................................             --            --        265,000
    Common stock issued for conversion of debt .........................         975,000           --        575,000
    Value of California assets transferred to oil and gas
      properties held for sale..........................................             --            --      1,180,000
    Common stock issued for 401(k) Plan contribution ...................          14,000           --            --


                 See accompanying notes to financial statements.

                      FORTUNE NATURAL RESOURCES CORPORATION

                          NOTES TO FINANCIAL STATEMENTS


(1)      GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Fortune Natural Resources Corporation (Fortune or the Company), formerly Fortune Petroleum Corporation, is an independent energy company engaged in the acquisition, production and exploration of oil and gas, primarily offshore Louisiana and the Texas and Louisiana Gulf Coast.

Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and revenues and expenses during the reported period. Actual results could differ from those estimates.

Cash Equivalents

     The  Company   considers  all  highly  liquid   instruments  with  original
maturities of three months or less to be cash equivalents.

Property and Equipment

     The Company accounts for its oil and gas operations using the full cost method. Under the full cost method, all costs associated with the acquisition, exploration and development of oil and gas reserves, including non-productive costs, are capitalized as incurred. Internal overhead, which is directly identified with acquisition, exploration and development is capitalized. Such overhead has not been material through December 31, 1997.

     The capitalized costs of oil and gas properties are accumulated in cost centers on a country-by-country basis and are amortized using the unit-of-production method based on proved reserves. All of the Company's properties are located in the United States. Estimated future development and abandonment costs are included in the amortization base. Depreciation, depletion and amortization expense per equivalent Mcf was $1.62, $1.14, and $1.22 for the years ended December 31, 1997, 1996, and 1995, respectively. Capitalized costs and estimated future development costs associated with unevaluated properties are excluded from amortization until the quantity of proved reserves attributable to the property has been determined or impairment has occurred.

     Dispositions of oil and gas properties are recorded as adjustments to capitalized costs, with no gain or loss recognized unless such adjustments would significantly alter the relationship between capitalized costs and proved reserves. See note 3 regarding the disposition of the California Properties.

     The unamortized cost of oil and gas properties less related deferred income tax may not exceed an amount equal to the tax-effected net present value discounted at 10% of proved oil and gas reserves plus the lower of cost or estimated fair market value of unevaluated properties. To the extent the Company's unamortized cost of oil and gas properties exceeded the ceiling amount, a provision for additional depreciation, depletion and amortization would be required as an impairment reserve. During 1997, the Company recorded $3.7 million of impairments to oil and gas properties. See note 2 regarding these impairments.

     Office and other property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated future service life of the property and equipment.

Income Taxes

     The Company utilizes the asset and liability method for recognition of deferred tax assets and liabilities. Deferred taxes are recognized for future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. The effect on deferred taxes of a change in tax rates is recognized in income in the period the change occurs.

Debt Issuance Costs

     Debt issuance costs are being amortized using the straight line method over the life of the related debt, or in the case of convertible debt outstanding at December 31, 1997, over the period that such debt is not convertible.

Stock Option Plans

     Prior to January 1, 1996, the Company accounted for its stock option plans in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. As such, compensation expense would be recorded only if the market price of the underlying stock exceeded the exercise price on the date of grant. On January 1, 1996, the Company adopted SFAS No. 123, Accounting for Stock-Based Compensation, which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures to employee stock option grants made in 1995 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

Computation of Net Loss Per Share

     Net loss per common share is computed by dividing net loss by the weighted average number of common shares outstanding. Diluted earnings per common share are not presented, since the issuance or conversion of additional securities would have an anti-dilutive effect.

     In 1997, the Company adopted SFAS No. 128 Earnings Per Share. SFAS No. 128, under certain circumstances, changes the calculation and financial statement presentation of earnings per share and requires the restatement of prior period earnings per share amounts. The adoption of SFAS No. 128 by the Company did not result in a change to the net loss per share information presented herein.

(2)  RESTRICTED CASH AND IMPAIRMENTS TO OIL AND GAS PROPERTIES

     Under the terms of the Company's exploration venture agreement with Zydeco Exploration, Inc. ("Zydeco"), Fortune contributed $4.8 million in cash to the Zydeco venture during 1995 for payment of certain prior and future lease and seismic costs incurred by the venture. Fortune's contribution entitled it to a 50% working interest in all projects generated within the venture AMI. Prior to June 1997, the remaining unspent contribution had been recorded as restricted cash on Fortune's balance sheet. On June 4, 1997, the Company exercised its right under the exploration agreement with Zydeco to have all unspent capital contributions returned to Fortune. The balance of unspent funds of $2,154,000 was returned to Fortune in June 1997. Fortune is relieved of any obligation to pay future costs associated with the projects; however, the Company's 50% working interest in each project which has not already been farmed out is subject to a proportionate reduction in the event that Zydeco expends additional funds on such project.

     In connection with requesting the return of unspent funds from its exploration venture with Zydeco, the Company reviewed its $4.3 million remaining unevaluated investment in the Zydeco exploration venture properties (see note
3). The $4.3 million investment includes the value of the Fortune Common Stock that was issued in 1995 to acquire its interest in the exploration venture as well as the funds that Fortune has spent for leases and seismic in the exploration venture. As a result of this review in the second quarter of 1997 and subsequent reviews in the third and fourth quarters of 1997, Fortune has transferred all of its investment in the Zydeco exploration venture projects to the evaluated property account during 1997. As a result, the Company has recorded impairments to oil and gas properties during 1997 of $3.7 million.

(3)  ACQUISITIONS AND DISPOSITION OF ASSETS

South Timbalier Block 76

     On December 11, 1995, Fortune acquired, for $2.2 million, a 16.67% working interest (12.5% net revenue interest) in a 5,000 acre producing oil and gas property offshore Louisiana from Petrofina, Inc. The property, South Timbalier Block 76 (and referred to herein as the "South Timbalier Block"), includes a producing well, drilling and production platform and transmission line. In connection with the acquisition, Fortune granted a third party the option, exercisable until March 11, 1996, to acquire a 4.167% working interest in the South Timbalier Block for $790,000 and the retention by Fortune of the option holder's deposit of $150,000. The option was exercised on March 8, 1996 for the $940,000 consideration discussed above, reducing the Company's interest in the block to a 12.5% working interest. The proceeds received on this sale were credited to oil and gas properties in 1996.

     The following pro forma unaudited results reflect the year ended December 31, 1995 as if the South Timbalier Block 76 acquisition had occurred, the option had been exercised, and the common stock issued in the acquisition of Langniappe Exploration, Inc. was issued (see below and note 9), as of January 1, 1995:

                                                          For the Year
                                                             Ended
                                                       December 31, 1995
                                                       -----------------

     Revenues...................................         $   4,451,000
                                                         =============
     Net Loss...................................         $  (5,316,000)
                                                         =============
     Net Loss Per Common Share..................         $       (0.59)
                                                         =============
Disposition of California Properties

     In December 1995, the Company entered into a purchase and sale agreement to sell all but one of its California properties to a private group for a price of $840,000. The sale closed in February 1996, with an effective date of December 31, 1995. The sale of the Company's remaining California property closed in April 1996, with an effective date of December 1, 1995. The Company received net proceeds in this transaction of $300,000 after deducting closing adjustments, primarily consisting of net cash flow received by the Company between the effective date and the closing date. The sale of these properties significantly altered the relationship between capitalized costs and proved reserves because the properties sold comprised approximately 53% of the Company's proved reserves at the time of the sales. Accordingly, the Company recognized a loss in 1995 of $3.6 million, which represents the excess of 53% of the oil and gas property balance subject to depreciation, depletion and amortization over the $1.2 million net sales proceeds received from the sale of the properties. During 1996 and 1995, the operation of these properties did not have a significant impact on net income.

Lagniappe  Exploration,  Inc./Zydeco Exploration

     On May 12, 1995, Fortune acquired Lagniappe Exploration, Inc. ("LEX") which had previously entered into an exploration agreement with Zydeco. The Company acquired 100% of LEX in exchange for 1.2 million shares of Fortune Common Stock and 1.2 million warrants. The acquisition has been recorded using the purchase method of accounting, effective May 12, 1995. The market value of the shares, when issued, was $2,572,000. At the time of the acquisition, the only material asset owned by LEX was its right to participate in the Zydeco exploration agreement in exchange for funding a budget of $4.8 million for leasehold acquisition and seismic costs. Subsequent to closing the acquisition, LEX was liquidated and its assets were merged into Fortune. Under the exploration agreement, Fortune acquired a 50% interest in certain seismically defined oil and gas projects. (See notes 2 and 9).

(4)  OIL AND GAS  PROPERTIES AND OPERATIONS

     Capitalized costs relating to oil and gas producing activities and related accumulated depletion, depreciation and amortization at December 31, 1997, 1996 and 1995 were as follows:

                                                   1997          1996         1995
                                               -----------   -----------   -----------
     Capitalized  costs  of  oil
        and  gas   properties...............   $27,822,000   $23,079,000   $20,864,000
     Less accumulated depletion,
        depreciation and amortization.......   (18,137,000)  (12,308,000)  (10,730,000)
                                               -----------   -----------   -----------
                                               $ 9,685,000   $10,771,000   $10,134,000
                                               ===========   ===========   ===========

     Of the above capitalized costs, the amount representing unproved properties was $3.2 million, $4.9 million, and $5.9 million in 1997, 1996 and 1995, respectively.

     Costs incurred in oil and gas producing activities were as follows:

                                                  1997          1996           1995
                                              ------------   -----------   -----------
     Property acquisition
          Unproved..........................  $    333,000   $    77,000   $ 4,596,000
          Proved............................       368,000             -     2,192,000
     Exploration............................     2,285,000     2,317,000       576,000
     Development............................     1,960,000       838,000       498,000
                                              ------------   -----------   -----------
                                              $  4,946,000   $ 3,232,000   $ 7,862,000
                                              ============   ===========   ===========


     The results of operations from oil and gas producing activities for the years ended December 31, 1997, 1996 and 1995, are as follows:


                                                                              1997         1996          1995
                                                                         ------------  ------------  ------------
     Revenues  from  oil and  gas  producing activities:
       Sales  to  unaffiliated   parties..............................   $  3,851,000  $  3,825,000  $  2,959,000

     Production and other taxes...................................          1,094,000     1,172,000     1,514,000
     Depreciation, depletion and amortization......................         2,179,000     1,576,000     1,781,000
     Loss on sale of oil and gas properties........................                 -             -     3,607,000
     Impairments to oil and gas properties.........................         3,650,000             -             -
                                                                          -----------  ------------  ------------

     Total expenses...............................................          6,923,000     2,748,000     6,902,000
                                                                          -----------  ------------  ------------

     Pretax income (loss) from producing activities................        (3,072,000)    1,077,000    (3,943,000)
     Income tax (expense) benefit..................................                 -             -             -
     Results of oil and gas producing activities
      (excluding corporate overhead and interest costs)...........       $ (3,072,000) $  1,077,000  $ (3,943,000)
                                                                          ===========  ============  ============


(5)  LONG-TERM DEBT

     A summary of long-term debt follows:


                                                                                               December 31,
                                                                                       --------------------------
                                                                                           1997          1996
                                                                                       ------------  ------------
     Convertible Subordinated Notes due December 31, 2007...........................   $  3,225,000  $          -
     Credit Lyonnais credit facility due July 11, 1999,
        including interest at 1-1/4 over the bank's base rate.......................        550,000             -
     Convertible Subordinated Debentures converted or repaid in 1997................              -     1,683,000
     Bank One credit facility repaid July 11, 1997..................................              -     1,250,000
                                                                                       ------------  ------------
     Total long-term debt...........................................................      3,775,000     2,933,000
     Less current installments......................................................              -     2,253,000
                                                                                       ------------  ------------
     Long-term debt, excluding current installments.................................   $  3,775,000  $    680,000
                                                                                       ============  ============

     During November and December of 1997, Fortune closed a private placement of 12% Convertible Subordinated Notes due December 31, 2007 (the "Notes"). An aggregate of $3,225,000 principal amount of Notes was sold, and the Company received $2,815,000 of proceeds, net of offering expenses and commissions.

     The Notes are currently convertible into the Company's Common Stock at a conversion price of $3.00 per share, subject to adjustment. The Notes are convertible by the holders after May 1, 1999, subject to a one-time option by the holders to convert at a lower conversion price prior to that date in the event that the Company sells shares of its Common Stock at a price below the conversion price. The Notes are redeemable by the Company after May 1, 1999, at a premium that reduces monthly from 10% to zero over an 18-month period. Any such premium on redemption is waived in the event that the Company's Common Stock price averages at least $4.50 per share for 30 consecutive trading days. The holders of the Notes will be entitled to receive additional shares upon conversion in the event that the Company's Common Stock price averages less than the conversion price for a certain period prior to May 1, 1999. The Company has determined that the value of the potential adjustments to the conversion price is not material. The Notes are subordinate to all of the Company's secured debt, including the credit facility with Credit Lyonnais. The Notes bear interest at a rate of 12% per year, payable quarterly. The costs incurred to issue the Notes is being amortized as additional interest expense over the 18-month period ending May 1, 1999, the first date that the Notes are convertible. As a result of this amortization of issuance costs, the effective interest rate of the Notes over this 18-month period is 21.2%. If the Notes were held to maturity, the effective interest rate over the life of the Notes would be 13.4%.

     A portion of the net proceeds of the private placement was used to refinance existing debt. On December 5, 1997, the Company redeemed the remaining outstanding balance of $1,028,000 of the Company's Debentures due December 31, 1997. In addition, $315,000 of net proceeds was used to reduce the borrowings under the Company's credit facility with Credit Lyonnais.

     As discussed in the proceeding paragraph, the remaining balance on the 10 1/2% Convertible Subordinated Debentures (the "Debentures") was repaid on December 5, 1997. The Debentures bore an effective interest rate of 12.13% and were convertible into shares of the Company's Common Stock at a conversion price of $6.32 per share (158 shares of Common Stock per Debenture). On February 26, 1997, the Company closed an Exchange Offer for these Debentures which resulted in $697,000 ($680,000 net of discount) principal amount of Debentures being converted to 218,858 shares of Common Stock. The Company also issued 174,250 Common Stock Warrants to the Debentureholders who exchanged their Debentures in connection with the Exchange Offer. The Common Stock Warrants are exercisable for a period of three years, one-half at $4.00 per share and one-half at $5.00 per share. Furthermore, the Company recorded a non-cash debt conversion expense of $316,000 during the first quarter of 1997. The $316,000 non-cash expense represents the difference between the fair market value of all of the Common Stock and Common Stock Warrants issued in the Exchange Offer and the fair market value of the lower number of Common Stock shares that could have been issued upon the conversion of the Debentures prior to the Exchange Offer. For purposes of calculating the non-cash debt conversion expense, the Company valued the 218,858 shares of Common Stock issued in connection with the Exchange Offer at $547,502 ($2.625 per share) based on the closing price of the Common Stock on the American Stock Exchange on February 26, 1997. The Company estimated the value of the Common Stock Warrants issued to the Debentureholders at $8,713 ($0.05 per warrant). As of December 31, 1996, the Company classified as long-term liabilities the portion, net of discount, of the Debentures that were converted to Common Stock in the Exchange Offer.

     On July 11, 1997, the Company refinanced its bank debt by entering into a $20 million credit facility with Credit Lyonnais New York Branch ("Credit Lyonnais"). The Credit Lyonnais facility is due July 11, 1999, extendable for one year upon mutual consent. Under the new credit facility, the Company may borrow up to a pre-determined borrowing base for acquisitions and development projects approved by Credit Lyonnais at either 1.25% above Credit Lyonnais' base rate or 4% above LIBOR. The borrowing base, currently set at $2.0 million, was calculated based upon the Company's July 1, 1997 oil and gas reserves and is subject to semi-annual review. The Credit Lyonnais facility is secured by a mortgage on all of the Company's existing proved oil and gas properties. The Company is also required to pay a commitment fee of 0.5% on the unused portion of the borrowing base. The Company previously had a credit facility in place with Bank One, Texas, N.A. which was due October 1, 1997, bore interest at 1.5% over Bank One's prime rate and required monthly principal payments of $75,000.The Company's maturities of long-term debt over the next five years are as follows:
                   Year                         Debt
                 --------                    ------------
                   1998                      $          -
                   1999                           550,000
                   2000                                 -
                   2001                                 -
                   2002                                 -
                                             ------------
                                             $    550,000

(6)  INCOME TAXES

     No provision for income taxes was required for the years ended December 31, 1997, 1996 and 1995. Deferred taxes consist of the following:


                                                              1997         1996
                                                          -----------  -----------
     Deferred   tax   assets:
        Net operating loss carryforwards................  $ 4,990,000  $ 4,354,000
        Oil and gas properties difference
          in accumulated depletion......................    1,517,000      586,000
                                                          -----------  -----------
                                                            6,507,000    4,940,000
        Less  valuation  allowance (100%)...............    6,507,000    4,940,000
                                                          -----------  -----------
        Net deferred taxes..............................  $         -  $         -
                                                          ===========  ===========

     At December 31, 1997, the Company estimates it had cumulative net operating loss carryforwards for federal income tax purposes of approximately $15 million which, subject to significant restrictions under I.R.C. 382, is available to offset future federal taxable income, if any, with various expirations through 2012. The Company is uncertain as to the recoverability of the above deferred tax assets and has therefore applied a 100% valuation allowance.

     The Company has available IRC Section 29 Tax Credits that may be used to reduce or eliminate federal income tax through the year 2001. It is uncertain at this time to what extent the Company will be able to utilize these federal tax credits, as their utilization is dependent upon the amount, if any, of future federal income tax incurred, after application of the Company's net operating loss carryforwards.

(7)  STOCK OFFERINGS

     In December 1996, the Company received $1.1 million of net proceeds for the sale of 412,000 shares of Common Stock at a price of $3.00 per share in a private placement. In addition, the Company issued to the acquiring shareholders one Common Stock Warrant for every two Common Stock shares acquired. The 206,000 warrants are exercisable for a period of two years at a price of $3.50 per share.

     On December 15, 1995, the Company received approximately $3.3 million of net proceeds in a private placement of 1,321,117 shares of Common Stock at a price of $3.22 per share. The shares were sold subject to certain "reset" provisions pursuant to which the purchasers could receive additional shares if the price of the Common Stock were to drop below the purchase price during certain calculation periods. The Company's Common Stock price did fall to a level that would have required the Company to issue approximately 1,266,000 additional Common Stock shares to the purchasers; however, the Company alleges certain irregularities occurred in the trading in its Common Stock and is uncertain whether it will be required to issue additional shares. (See note 8.)

     In June and July 1995, the Company received net proceeds of $8.1 million for the sale of 4.6 million shares of the Company's Common Stock at $2.00 per share in a public offering. In February 1995, the Company closed a previous private placement of 648,000 shares of Common Stock. The proceeds were used to fund the initial contribution to the Zydeco venture.

(8)  COMMITMENTS AND CONTINGENCIES

     The Company has an employment agreement with its President and Chief Executive Officer (the "CEO") that provides for an annual salary of $160,000 through the later of May 31, 2000, or six months following notice of non-renewal. The agreement provides that if employment is terminated for any reason other than for cause, death or disability within two years following a change in control, the CEO is entitled to receive a lump-sum payment of two year's compensation and all shares of Common Stock subject to stock options then held by him without payment of the exercise price. The agreement also provides for two years of consulting services upon the completion of the primary term of his contract at 40% of the last compensation thereunder. The agreement further provides for additional compensation, in an amount not to exceed his annual salary, based upon certain increases in the value of the Company's Common Stock. The Company also has an employment agreement with its Executive Vice President and General Counsel that provides for an annual salary of $125,000 through December 31, 1998. In the event of a termination of employment after a change of control, the Executive Vice President and General Counsel is also entitled to a lump sum payment of two year's compensation and all shares of Common Stock subject to stock options then held by him without payment of the exercise price thereof.

     The Company leases certain office space under non-cancelable operating leases. Rental expense under the office lease for the years ended December 31, 1997, 1996 and 1995 was $86,000, $75,000 and $53,000, respectively.

     Minimum future lease payments under the non-cancelable operating leases are as follows:

     Year ending December 31,

         1998........................................  $   87,000
         1999........................................      87,000
         2000........................................      87,000
         2001........................................      36,000
                                                       ----------
                                                       $  297,000
                                                       ==========

     On March 26, 1996, Fortune was served with a lawsuit that had been filed in the Federal District Court in Delaware by one of the purchasers of Fortune Common Stock in an offering in December 1995 under Regulation S of the Securities Act of 1933. The terms of the subscription agreement pursuant to which the plaintiff acquired his shares entitled him to receive additional shares of Fortune Common Stock if the market price fell below a stated level during a specified period following the 40-day holding period prescribed by Regulation S. Fortune contested this lawsuit, believing that the plaintiff either participated in a scheme to unlawfully manipulate the market price of the Common Stock or benefited from such manipulation by others. On February 3, 1997, the plaintiff voluntarily dismissed the complaint without prejudice, and the court ordered the return to Fortune of shares of Common Stock that it had voluntarily placed in escrow. Management does not anticipate that the action will be refiled.

     On April 16, 1996, Fortune was advised that two other buyers in the same offering had filed similar suits in Federal District Court in New York. Fortune responded to the suits, admitting that the stock price declined but alleged that suspicious trading activity in Fortune Common Stock occurred immediately prior to and during the time period in which the additional-share allocation was computed. Fortune believes that it has discovered evidence of active market manipulation in the Common Stock by these plaintiffs; accordingly, it has commenced a countersuit for damages suffered by the Company and its shareholders as a result of these acts and has also received leave of court to add third-party defendants whose actions furthered this market manipulation. Fortune intends to continue to vigorously defend plaintiffs' actions and prosecute its own counterclaims. Discovery is continuing in these cases and a consolidated trial is expected in 1998.

(9)  RELATED PARTY  TRANSACTIONS

     The Convertible Subordinated Notes discussed in note 5 were sold under a placement agreement with J. Robbins Securities, L.L.C. (the "Placement Agent"). The Placement Agent received a ten percent sales commission, a three percent non-accountable expense allowance, and warrants to purchase 89,583 shares of Common Stock. The warrants are exercisable over a five-year period at $3.60 per share. Barry W. Blank, a beneficial owner of more than five percent of the Company's Common Stock, is managing director for the Placement Agent and marketed substantially the entire private placement. As such, Mr. Blank earned approximately 50% of the fees and commissions paid to the Placement Agent and 20% of the warrants to be issued to the Placement Agent. A trust established by and, under certain circumstances, for the benefit of Mr. Blank acquired $500,000 of the Notes and Mr. Blank's mother acquired $50,000 of Notes. Mr. Blank disclaims beneficial ownership of the Notes purchased by his mother. Barry Feiner, a director of the Company, acted as outside counsel for the Placement Agent in connection with the private placement and earned $32,250 in legal fees from the Placement Agent. Mr. Feiner's wife acquired $50,000 in Notes for which Mr. Feiner disclaims beneficial ownership. Mr. Feiner recused himself from voting on all Company board of director matters associated with the private placement.

     As part of the relocation of Fortune's headquarters to Houston, Texas, the Company provided Tyrone J. Fairbanks, its President and Chief Executive Officer, with an incentive relocation package to facilitate his move to Texas. The package consisted of a payment by the Company of Mr. Fairbanks' moving expenses, a non-recourse, unsecured loan in the amount of $80,000 and a secured recourse loan in the amount of $70,000. The $80,000 loan bears interest at the rate of 6% per annum, with $20,000 of such loan forgiven in each of four consecutive years beginning in 1996, provided Mr. Fairbanks is still employed by the Company or has not been terminated by the Company with cause. The $70,000 loan also bears interest at the rate of 6% per annum, payable interest only for two years, with a $35,000 principal payment due on the second anniversary of the loan and all remaining principal and interest due on the third anniversary of the loan.

     On April 24, 1995, the Company obtained a $300,000 "bridge" loan to enable it to pay certain expenses, including $100,000 on its credit facility. The loan was obtained from LEX, which in turn had borrowed the funds from several individuals. Upon the consummation of the Company's acquisition of LEX, it became liable on such loans. (See note 3.) The loans were repaid out of the proceeds of the Company's June 1995 Common Stock offering. The individuals who loaned funds to LEX included Mrs. William H. Forster, mother of William D. Forster, (a principal of LEX and principal stockholder and formerly a director of Fortune), and John E. McConnaughy, Jr., formerly a principal stockholder of the Company. Each of Mrs. Forster and Mr. McConnaughy loaned LEX $100,000 and received from LEX, as an inducement to make the loan, 33,333 shares of Common Stock and 33,333 stock purchase warrants out of 1,200,000 shares and 1,200,000 warrants issued to LEX in conjunction with the acquisition. W. Forster & Co., Inc., a corporation wholly owned by William D. Forster, received a $30,000 placement fee from the Company for assistance in arranging the $300,000 bridge loan.

     In order to provide additional capital for development activities, on December 19 and 20, 1994, the Company borrowed an aggregate of $750,000 from certain principal stockholders and from each of its directors then serving (Messrs. Champion, Drulias, Fairbanks, Folsom and Walker). The directors loaned $175,000 to the Company in the aggregate; $375,000 was obtained from Klein Ventures, Inc.; and $200,000 was obtained from Jack Farber. The notes were unsecured, bearing interest at 11% per annum (1.5% above the Bank One, Texas, prime rate), payable monthly, and were due six months from their respective dates of issue.

     Both the Klein Ventures, Inc. and Farber notes permitted the holder to elect to exchange their notes for shares of Common Stock at the price on the date the notes were issued ($2.00 and $1.875 per share, respectively), and Fortune reserved 294,166 shares of Common Stock for such purpose. On or about June 30, 1995, the estate of Mr. Farber converted its note into 106,667 shares of Common Stock. As additional consideration for making the loan, Klein Ventures, Inc. received 10,000 Common Stock purchase warrants with an exercise price of $2.40 per share, and Mr. Farber received 35,000 Common Stock purchase warrants with an exercise price of $1.875 per share. The Company also agreed to name two individuals nominated by Mr. Farber to fill vacancies on the board of directors. Barry Feiner, Esq., who served as counsel to Mr. Farber prior to the latter's death on May 5, 1995 and to Barry Blank, another principal stockholder of the Company, and Mr. Gary Gelman, Mr. Farber's grandson, were appointed to the board of directors in January 1995 pursuant to this agreement. Both Mr. Feiner and Mr. Gelman were subsequently re-elected to the board by the Company's stockholders.

     At maturity, on December 21, 1995, Klein Ventures, Inc. opted for conversion of its notes to Fortune Common Stock. The balance of the notes to the directors was repaid in full.

     No future transaction will be entered into between the Company and members of management or principal stockholders unless such transactions are approved by a majority of the directors who are not members of management or principal stockholders.

     In January 1995, Daniel E. Pasquini, the former president of the Company, agreed to a modification of a previous severance package. He accepted $85,000 in cash, the exercise price of 45,000 Common Stock options held by him was reduced to $.575 per share and the Company issued him warrants to purchase 45,000 shares of Common Stock at $2.75 per share. Compensation expense related to this severance package was recognized in 1994.

     Until his employment by the Company effective October 16, 1996, Mr. Dean W. Drulias was a stockholder of and a practicing attorney at the law firm of Burris, Drulias & Gartenberg, a Professional Corporation, which served as counsel to the Company since its incorporation in May 1987. Mr. Drulias has served as a director since 1990 and as Secretary since July 1994. During 1996 and 1995, his firm billed the Company a total of $152,000 and $183,000, respectively, for legal fees and costs.

     On January 22, 1997, the Company's board of directors appointed Daniel R. Shaughnessy as a director of the Company. Mr. Shaughnessy is a petroleum geophysicist and geologist and is president and owner of Interpretation3, an integrated 3D geophysical interpretation company which does geological and geophysical consulting work for the Company. During 1997, 1996 and 1995, Mr. Shaughnessy's firm billed the Company a total of $182,000, $45,000 and $1,500, respectively, for geological and geophysical consulting.

     As compensation to outside  directors,  the Company pays directors' fees of
$2,500  per  quarter.   Inside  directors  do  not  receive  such  compensation.

(10) STOCKHOLDERS'  EQUITY

     On September 30, 1997 the Company completed an odd-lot shareholder stock buy back wherein the Company offered to buy for $3.00 per share the Common Stock owned by shareholders who held fewer than 100 shares of the Company's Common Stock. The Company initiated the odd-lot buy back in an effort to reduce the cost of administering odd-lot shareholders. In connection with the buy back, 9,769 shares of the Company's Common Stock were acquired as treasury stock.

     Fortune has three Stock Option Plans. The plans cover all officers and employees of the Company. Two plans also provide for options for directors of the Company. The board of directors grants awards upon recommendations of its Compensation Committee. There is no performance formula or measure. Options granted under the 1988 plan must be exercised within ten years of the date of grant or are forfeited. Options granted under the 1993 and 1998 plans must be exercised within five years of the date of grant or they are forfeited.

     The Company follows the intrinsic value method for stock options granted to employees. In October 1995, the FASB issued Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"). The Company has not adopted the fair value method for stock-based compensation plans, which is an optional provision of FAS 123. Accordingly, no compensation expense has been recognized for its stock based compensation plans. Had compensation cost for the Company's stock option plans been determined based upon the methodology prescribed under FAS 123, the impact on the Company's reported net loss and loss per share would have been:

                                                     Year ended December 31,
                                             -----------------------------------
                                               1997         1996         1995
                                             --------     --------     ---------
     Impact on net loss:
        Increase in net loss (millions)      $    0.6     $    0.5     $     0.1
        Increase in net loss per share       $   0.05     $   0.05     $    0.02


     The fair value on the date of grant of the options granted during 1997 is estimated as $1.23 per Common Stock option using the Black-Scholes option-pricing model. Following are the assumptions used by the Company to calculate the fair value of options granted and the impact on its net loss and net loss per share based upon the methodology prescribed under FAS 123:

                                                   Year ended December 31,
                                              --------------------------------
                                                1997         1996       1995
                                              --------    --------    --------
     Assumptions:
        Dividend yield                            0%           0%         0%
        Volatility                               65%          65%        65%
        Risk-free interest rate                 6.3%        6.14%       7.8%
        Forfeiture rate                           5%           5%         5%
        Expected life (years)                   2.5          2.5        2.5

     Common Stock option  transactions  were:

                                                                       Weighted  Average
                                                 Common Stock        of Exercise Price of
                                            Options Exercisable(a)    Shares Under Plans
                                            -------------------      ------------------
     Balance, December 31, 1994..........          405,750               $   2.71
     Granted.............................          289,000                   2.46
     Exercised...........................         (202,481)                  2.26
     Forfeited...........................                -                      -
                                                 ---------               --------
     Balance, December 31, 1995..........          492,269                   2.75
     Granted.............................          505,000                   3.07
     Exercised...........................          (46,150)                  2.47
     Forfeited...........................          (16,410)                  2.75
                                                 ---------               --------
     Balance, December 31, 1996..........          934,709                   2.93
     Granted.............................          595,000                   3.00
     Exercised...........................           (6,400)                  2.75
     Forfeited...........................          (20,411)                  2.74
                                                 ---------               --------
     Balance, December 31, 1997..........        1,502,898               $   2.96
                                                 =========               ========

(a) Table includes 80,000 Common Stock warrants which were issued to employees in 1995 and 1996 in lieu of Common Stock options.

     All options are immediately exercisable upon grant. At December 31, 1997, the Company had 623,243 and 2,000,000 Common Stock options available for grant during 1998 under the 1993 and 1998 Stock Option Plans, respectively. All options under the 1988 Plan have been granted. In January 1995, the Company reduced the exercise price on 45,000 Common Stock options held by Daniel E. Pasquini, the former president of the Company, from $2.75 per share to $0.575 per share. (See note 9) On January 12, 1995, the prices of the options granted in 1991, 1993, 1994, and 1995 were reduced from $6.00, $5.00, $5.48 and $6.03 per share, respectively, to $2.75 per share for all optionholders who were employees of the Company on that date. Such price reduction is reflected in the year the options were originally granted in the above table.

     The following table summarizes information concerning currently outstanding and exercisable options and warrants issued in lieu of options:

                                Options Outstanding and Exercisable
                           ---------------------------------------------
                                                Weighted
                                                Average         Weighted
         Range of                               Remaining        Average
         Exercise             Number           Contractual      Exercise
          Price            Outstanding            Life           Price
     --------------        -----------       --------------     --------
     $2.38 to $3.25         1,502,898          3.20 years        $2.96

     At December 31, 1997 the Company's outstanding Common Stock purchase warrants consisted of (d):

    Number of Warrants          Exercise Price         Expiration Date
    ------------------          --------------         ---------------
         45,000                 $         3.00             2/15/98
         75,000                 $         2.68             8/29/98
        138,888                 $         3.89             9/28/98
         64,015 (a)             $         4.41             9/28/98
      1,982,750 (b) (e)         $         3.75             9/28/98
         31,500 (c) (e)         $        11.14            10/05/98
        168,500                 $         3.50             12/3/98
         37,500                 $         3.50             12/5/98
        100,000                 $         3.50             3/31/99
         50,000                 $          4.0             5/19/99
         87,125                 $         4.00             12/2/99
         87,125                 $         5.00             12/2/99
         35,000                 $         2.75             1/06/00
         27,600                 $         3.19             2/25/00
      1,200,000                 $         4.75             5/12/00
        400,000                 $         2.40             6/25/00
        100,000                 $         4.75             8/01/00
         60,000                 $         3.63             9/06/00
         20,000                 $         2.44             8/29/01
         10,000                 $         2.44             9/06/01
      ---------
      4,720,003
      =========

(a)  Warrants permit the holder to purchase 88,289 total shares of Common Stock.

(b) Warrants permit the holders to purchase 2,841,610 total shares of Common Stock.

(c) Represents units that permit each unitholder to purchase 3.3097 shares of Common Stock plus two stock purchase warrants. Each stock purchase warrant, which expires September 28, 1998, permits the holder to purchase 1.4375 additional shares of Common Stock at an exercise price of $3.75.

(d) Table excludes warrants that have been issued to employees in lieu of stock options.

(e)  See note 14 regarding offer to exchange certain warrants for new warrants.


(11) MAJOR CUSTOMERS

     The Company sold oil representing 88% of its oil production to two customers (63% and 25%, respectively) for the year ended December 31, 1997. The Company sold gas representing 73% of its gas production to three customers (41%, 16% and 16%, respectively) for the year ended December 31, 1997.

     The Company sold oil representing 54% of its oil production under contracts to one customer for the year ended December 31, 1996. The Company's sold gas representing 86% of its gas production to four customers (26%, 23%, 20% and 17%, respectively) for the year ended December 31, 1996.

     The Company sold oil representing 56% of its oil production under contracts to one customer for the year ended December 31, 1995. The Company sold gas representing 71% of its gas production to three customers (29%, 26% and 16%, respectively) for the year ended December 31, 1995.

(12) FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying value of cash and cash equivalents, accounts receivable, accounts payable, debt and other financial assets and liabilities approximate their fair value.

(13) RETIREMENT  PLAN

     During 1996, the Company adopted the Fortune Natural Resources Corporation 401(k) Profit Sharing Plan for its eligible employees. Under the plan, eligible employees are permitted to make salary deferrals of up to 15% of their annual compensation, subject to Internal Revenue Service (IRS) limitations. Salary deferrals will be matched 50% by the Company, subject to IRS limitations, and are 100% vested after two years of service with the Company. Salary deferrals are 100% vested at all times. The Company does not make profit sharing contributions to the plan. For the 1997 and 1996 plan years, the Company's matching contribution was $24,000 and $14,000, respectively, all of which was paid in shares of Common Stock.

(14) SUBSEQUENT EVENTS

     On February 12, 1997, the Company commenced a voluntary exchange offer of its outstanding publicly traded Common Stock purchase warrants and certain private warrants (collectively referred to herein as the old warrants) for new private warrants. The old warrants include 1,917,000 publicly traded warrants and 63,000 private warrants currently held by unitholders, all of which expire September 28, 1998. (See note 10.) Under the terms of the exchange offer, holders of the old warrants will have until March 31, 1998, subject to extension at the Company's sole discretion, to exchange their old warrants for an equal number of new private warrants that expire September 28, 1999. The new private warrants will not be listed for trading, are restricted from transfer and do not contain the same anti-dilution provisions as the public warrants. Otherwise, the new private warrants generally contain the same terms and conditions as the old warrants. The Company will not receive any proceeds as a result of this exchange offer.

(15) UNAUDITED  OIL AND GAS  PRODUCING  ACTIVITIES  AND
     OIL AND GAS COST INFORMATION

     All of the Company's reserves are located within the United States. Proved reserves represent estimated quantities of oil and gas which geological and engineering data demonstrate to be reasonably certain to be recoverable in the future from known reservoirs under existing economic and operating conditions. Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells using existing equipment and operating methods.

     For the years ended December 31, 1997, 1996 and 1995, the oil and gas reserve estimates were determined by Huddleston & Co., Inc., ("Huddleston") Houston, Texas independent petroleum engineers, in accordance with guidelines established by the Securities and Exchange Commission. Such estimates are subject to numerous uncertainties inherent in the estimation of quantities of proved reserves and in the projection of future rates of production, prices and the timing of development expenditures. The future cash inflow, as reflected in the "Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves", determined from such reserve data are estimates only, and the present values thereof should not be construed to be the current market values of the Company's oil and gas reserves or the costs that would be incurred to obtain equivalent reserves.

Changes  in  Estimated  Reserve  Quantities

     The Company's net interests in estimated quantities of proved developed and undeveloped reserves of oil and gas at December 31, 1997, 1996, and 1995, and changes in such quantities during the years then ended were as follows:

                                                                    Oil (MBbls)
                                                      ----------------------------------
                                                          1997       1996        1995
                                                      ----------  ----------  ----------
     BEGINNING OF PERIOD.........................            249         347       1,647
        Revisions of previous estimates..........             (1)          6        (160)
        Extensions and discoveries...............             88         106           -
        Production...............................            (87)        (57)        (92)
        Purchase of minerals in place............             13           -         174
        Sales of minerals in place*..............             (5)       (153)     (1,222)
                                                      ----------  ----------  ----------

     END OF PERIOD...............................            257         249         347
                                                      ==========  ==========  ==========
        Proved developed reserves
          Beginning of period....................            160         324         675
                                                      ==========  ==========  ==========

          End of period..........................            198         160         324
                                                      ==========  ==========  ==========


                                                                    Gas (Mmcf)
                                                      ----------------------------------
                                                          1997       1996        1995
                                                      ----------  ----------  ----------
     BEGINNING OF PERIOD.........................          3,481       5,938       5,911
          Revisions of previous estimates........            431        (753)       (388)
          Extensions and discoveries.............            187          85           -
          Production    .........................           (821)     (1,038)       (909)
          Purchase of minerals in place..........             11           -       2,934
          Sales of minerals in place*............            (72)       (751)     (1,601)
                                                      ----------  ----------  ----------

     END OF PERIOD...............................          3,217       3,481       5,938
                                                      ==========  ==========  ==========

          Proved developed reserves
            Beginning of period..................          1,749       4,686       3,317
                                                      ==========  ==========  ==========

            End of period .......................          1,548       1,749       4,686

                                                      ==========  ==========  ==========


-----------

* During 1995, the Company's interests in its California properties that were sold in February 1996 were transferred to oil and gas properties held for sale.


Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves

     The following information has been developed utilizing procedures prescribed by Statement of Financial Accounting Standards No. 69 "Disclosures about Oil and Gas Producing Activities" ("FAS 69") and based on oil and gas reserve and production volumes determined by the Company's reserve engineers. It may be useful for certain comparative purposes, but should not be solely relied upon in evaluating the Company or its performance. Further, information contained in the following table should not be considered as representative of realistic assessments of future cash flows, nor should the Standardized Measure of Discounted Future Net Cash Flows be viewed as representative of the current value of the Company.

     The Company believes that the following factors should be taken into account in reviewing the following information: (1) future costs and selling prices will probably differ from those required to be used in these calculations; (2) due to future market conditions and governmental regulations, actual rates of production achieved in future years may vary significantly from the rate of production assumed in the calculations; (3) selection of a 10% discount rate is arbitrary and may not be reasonable as a measure of the relative risk inherent in realizing future net oil and gas revenues; and (4) future net revenues may be subject to different rates of income taxation.

     Under the Standardized Measure, future cash inflows were estimated by applying period-end oil and gas prices adjusted for fixed and determinable escalations to the estimated future production of period-end proved reserves. Future cash inflows were reduced by estimated future development, abandonment and production costs based on period-end costs in order to arrive at net cash flow before tax. Future income tax expense has been computed by applying period-end statutory tax rates to aggregate future pre-tax net cash flows, reduced by the tax basis of the properties involved and tax carryforwards. FAS 69 requires use of a 10% discount rate.

     Management does not rely solely upon the following information in making investment and operating decisions. Such decisions are based upon a wide range of factors, including estimates of probable as well as proved reserves and varying price and cost assumptions considered more representative of a range of possible economic conditions that may be anticipated.

     The standardized measure of discounted future net cash flows relating to proved oil and gas reserves is as follows:


                                                 1997        1996        1995
                                               --------    --------    --------
                                                         (in thousands)
     Future cash  inflows....................  $ 12,717    $ 19,751    $ 19,531
     Future  costs:
       Production............................    (3,346)     (4,026)     (6,050)
       Development...........................      (961)     (1,613)      (881)
                                               --------    --------    --------

     Future net inflows before income taxes..     8,410      14,112      12,600
     Future income taxes.....................         -           -           -
                                               --------    --------    --------
     Future net cash flows...................     8,410      14,112      12,600
     10% discount factor.....................    (1,907)     (3,292)     (3,658)
                                               --------    --------    --------
     Standardized measure of
       discounted net cash flows.............  $  6,503    $ 10,820    $  8,942
                                               ========    ========    ========

         The average gas prices received by the Company were approximately $2.60, $4.04 and $2.32 per Mcf at year end 1997, 1996 and 1995, respectively. The average oil prices received by the Company were approximately $16.90, $22.79 and $16.10 per Bbl at year end 1997, 1996 and 1995, respectively. As of February 1998, the Company was receiving an average of approximately $2.10 per Mcf for its gas production and $14.70 per Bbl for its oil production. These current prices represent declines from December 1997 prices and the Company expects further price declines through the spring and summer of 1997.

Changes in Standardized Measure of Discounted Future Net Cash Flows from Proven Reserve Quantities

     A summary of the changes in the standardized measure of discounted future net cash flows applicable to proved oil and gas reserves is as follows:


                                                                1997     1996       1995
                                                             --------  --------   --------
                                                                    (in thousands)

     Standardized Measure:
     Beginning of period..................................   $ 10,820  $  8,942   $  8,148
     Increases (decreases):
     Sales and transfers, net of production costs.........     (2,757)   (2,653)    (1,445)
     Extensions and discoveries...........................      1,571     1,532          -
     Net change in sales and transfer prices,
       net of production costs............................     (4,643)    5,233        460
     Changes in estimated future development costs........        245      (332)       500
     Development costs incurred during the period.........        400         -          -
     Revisions of quantity estimates......................        630    (1,473)      (871)
     Accretion of discount................................      1,082       894        814
     Purchases of reserves in place.......................        191         -      5,329
     Sales of reserves in place*..........................       (199)   (1,612)    (3,024)
     Changes in production rates (timing) and other.......       (837)      289       (969)
                                                             --------   --------  --------
     Standardized Measure:
     End of period........................................   $  6,503   $ 10,820  $  8,942
                                                             ========   ========  ========

*During 1995, the Company's interests in its California properties that were sold in February 1996 were transferred to oil and gas properties held for sale.

                      FORTUNE NATURAL RESOURCES CORPORATION
                                 BALANCE SHEETS

                                     ASSETS
                                                           June 30,     December 31,
                                                             1998          1997
                                                         ------------   ------------
                                                         (Unaudited)     (Audited)
CURRENT ASSETS:
     Cash and cash equivalents ......................    $  3,530,000   $  1,667,000
     Accounts receivable ............................         435,000        507,000
     Prepaid expenses ...............................          99,000           --
                                                         ------------   ------------
         Total Current Assets .......................       4,064,000      2,174,000
                                                         ------------   ------------

PROPERTY AND EQUIPMENT:
     Oil and gas properties, accounted for
       using the full cost method ...................      24,838,000     27,822,000
     Office and other ...............................         384,000        383,000
                                                         ------------   ------------
                                                           25,222,000     28,205,000
     Less--accumulated depletion,
       depreciation and amortization ................     (19,493,000)   (18,403,000)
                                                         ------------   ------------
                                                            5,729,000      9,802,000
                                                         ------------   ------------
OTHER ASSETS:
     Materials, supplies and other ..................          86,000        124,000
     Debt issuance costs (net of accumulated
       amortization of $285,000 and $93,000
       at June 30, 1998 and December 31,
       1997, respectively) ..........................         335,000        526,000
                                                         ------------   ------------
                                                              421,000        650,000
                                                         ------------   ------------

TOTAL ASSETS ........................................    $ 10,214,000   $ 12,626,000
                                                         ============   ============

                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                           June 30,     December 31,
                                                             1998          1997
                                                         ------------   ------------
CURRENT LIABILITIES:
     Accounts payable................................    $    175,000   $    279,000
     Accrued expenses................................         280,000        407,000
     Royalties and working interests payable.........          11,000         36,000
     Accrued interest................................               -         76,000
                                                         ------------   ------------
         Total Current Liabilities...................         466,000        798,000
                                                         ------------   ------------

LONG-TERM DEBT.......................................       3,235,000      3,775,000
                                                         ------------   ------------

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
     Preferred stock, $1.00 par value:
         Authorized--2,000,000 shares
         Issued and outstanding--None................               -              -
     Common stock, $.01 par value :
         Authorized--40,000,000 shares
         Issued and outstanding 12,133,479 and
           12,118,982 at June 30, 1998 and
           December 31, 1997, respectively...........         121,000        121,000
     Treasury Stock, at cost (9,769 shares at
       December 31, 1997)............................               -        (38,000)
     Capital in excess of par value..................      30,169,000     30,283,000
     Accumulated deficit.............................     (23,777,000)   (22,313,000)
                                                         ------------   ------------
NET STOCKHOLDERS' EQUITY.............................       6,513,000      8,053,000
                                                         ------------   ------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY...........    $ 10,214,000   $ 12,626,000
                                                         ============   ============

                       See accompanying notes to financial statements.


                      FORTUNE NATURAL RESOURCES CORPORATION
                            STATEMENTS OF OPERATIONS


                                                           For the Six Months Ended
                                                         ---------------------------
                                                           June 30,       June 30,
                                                             1998           1997
                                                         ------------   ------------
                                                                 (Unaudited)
REVENUES
     Sales of oil and gas, net of royalties..........    $  1,123,000   $  1,804,000
     Other income....................................          76,000        106,000
                                                         ------------   ------------
                                                            1,199,000      1,910,000
                                                         ------------   ------------

COSTS AND EXPENSES
     Production and operating........................         359,000        736,000
     Provision for depletion, depreciation
       and amortization..............................         830,000        969,000
     Impairment to oil and gas properties............         260,000      3,200,000
     General and administrative......................         813,000      1,012,000
     Debt conversion expense.........................               -        316,000
     Stock offering cost.............................               -        269,000
     Interest paid in cash...........................         209,000        103,000
     Interest - amortization of deferred
       financing cost................................         192,000         27,000
                                                         ------------   ------------
                                                            2,663,000      6,632,000
                                                         ------------   ------------

LOSS BEFORE PROVISION FOR INCOME TAXES...............      (1,464,000)    (4,722,000)
PROVISION FOR INCOME TAXES...........................               -              -
                                                         ------------   ------------

NET LOSS ............................................    $ (1,464,000)  $ (4,722,000)
                                                         ============   ============

WEIGHTED AVERAGE NUMBER OF
  COMMON SHARES OUTSTANDING..........................      12,127,877     12,049,593
                                                         ============   ============

NET LOSS PER COMMON SHARE............................    $      (0.12)  $      (0.39)
                                                         ============   ============

                 See accompanying notes to financial statements.



                      FORTUNE NATURAL RESOURCES CORPORATION
                       STATEMENTS OF STOCKHOLDERS' EQUITY
                      FOR THE YEAR ENDED DECEMBER 31, 1997
                     AND THE SIX MONTHS ENDED JUNE 30, 1998




                                                 Common Stock         Capital in                               Stock-
                                            ----------------------    Excess of    Treasury   Accumulated     holders'
                                              Shares       Amount     Par Value     Stock       Deficit        Equity
                                            ----------   ----------  -----------  --------   ------------   ------------
BALANCE, December 31, 1996................  11,853,663   $ 119,000   $29,273,000  $      -   $(16,355,000)  $ 13,037,000

Common stock issued for
   exercise of stock options..............       6,400           -        18,000         -              -         18,000
Common stock issued for
   exercise of warrants...................      45,000           -        89,000         -              -         89,000
Common stock issued in exchange
   for debentures, net of offering costs..     218,858       2,000       889,000         -              -        891,000
Common stock contributed to
   Company 401(k) Plan....................       4,835           -        14,000         -              -         14,000
Common stock repurchased in
   odd-lot buyback........................      (9,769)          -             -   (38,000)             -        (38,000)
Common stock returned to treasury.........          (5)          -             -         -              -              -
Net loss..................................           -           -             -         -     (5,958,000)    (5,958,000)
                                            ----------   ---------   -----------  --------   ------------   ------------

BALANCE, December 31, 1997................  12,118,982   $ 121,000   $30,283,000  $(38,000)  $(22,313,000)  $  8,053,000

Common stock issued for
   exercise of warrants...................       4,312           -        11,000         -              -         11,000
Common stock contributed to
   Company 401(k) Plan....................      10,185           -        24,000         -              -         24,000
Cancellation of treasury stock............           -           -       (38,000)   38,000              -              -
Voluntary exchange of public
   warrants for private warrants..........           -           -       (59,000)        -              -        (59,000)
Repurchase of outstanding
   private warrants.......................           -           -       (52,000)        -              -        (52,000)
Net loss..................................           -           -             -         -     (1,464,000)    (1,464,000)
                                            ----------   ---------   -----------  --------   ------------   ------------

BALANCE, June 30, 1998
   (Unaudited)............................  12,133,479   $ 121,000   $30,169,000  $      -   $(23,777,000)  $  6,513,000
                                            ==========   =========   ===========  ========   ============   ============


                 See accompanying notes to financial statements.


                      FORTUNE NATURAL RESOURCES CORPORATION
                            STATEMENTS OF CASH FLOWS


                                                                        For the Six Months Ended
                                                                       --------------------------
                                                                        June 30,       June 30,
                                                                          1998           1997
                                                                       -----------    -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net loss......................................................    $(1,464,000)   $(4,722,000)
     Adjustments to reconcile net loss to net
       cash provided by (used in) operating activities:
         Depletion, depreciation and amortization..................        830,000        969,000
         Non-cash compensation expense.............................         20,000         42,000
         Amortization of deferred financing cost...................        192,000         28,000
         Impairment of oil and gas assets..........................        260,000      3,200,000
         Debt conversion expense...................................              -        316,000
         Stock offering cost.......................................              -        269,000
     Changes in assets and liabilities:
         Accounts receivable.......................................         72,000        225,000
         Prepaids..................................................        (99,000)        18,000
         Accounts payable and accrued expenses.....................       (231,000)     1,227,000
         Royalties and working interest payable....................        (25,000)       (47,000)
         Accrued interest..........................................        (76,000)       (41,000)
         Other assets..............................................         23,000              -
                                                                       -----------    -----------
     Net cash (used in) provided by operating activities...........       (498,000)     1,484,000
                                                                       -----------    -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
     Expenditures for oil and gas properties.......................     (1,711,000)    (2,124,000)
     Restricted cash used..........................................              -        138,000
     Return of exploration venture restricted cash.................              -      2,154,000
     Proceeds from sale of properties and equipment................      4,695,000        203,000
     Net changes in other property and equipment and other assets..         17,000       (129,000)
                                                                       -----------    -----------
     Net cash provided by investing activities.....................      3,001,000        242,000
                                                                       -----------    -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
     Repayment of long term debt...................................       (540,000)      (450,000)
     Proceeds from issuance of common stock........................         11,000        103,000
     Expenditures for debenture exchange and other offerings.......        (59,000)      (294,000)
     Repurchase of private warrants................................        (52,000)             -
                                                                       -----------    -----------
     Net cash used in financing activities.........................       (640,000)      (641,000)
                                                                       -----------    -----------
NET INCREASE IN CASH AND CASH EQUIVALENTS..........................      1,863,000      1,085,000

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD.....................      1,667,000      2,174,000
                                                                       -----------    -----------
CASH AND CASH EQUIVALENTS, END OF PERIOD...........................    $ 3,530,000    $ 3,259,000
                                                                       ===========    ===========
Supplemental information:
     Interest paid in cash..........................................   $   209,000    $   103,000
Non-cash transactions
     Common stock issued for conversion of debt.....................             -        975,000
     Common stock issued for 401(k) Plan contribution...............        24,000              -




                 See accompanying notes to financial statements

                      FORTUNE NATURAL RESOURCES CORPORATION
                         PART I - FINANCIAL INFORMATION

ITEM 1.  FINANCIAL STATEMENTS

                          NOTES TO FINANCIAL STATEMENTS
                                  June 30, 1998

(1)  LINE OF BUSINESS AND SUMMARY OF SIGNIFICANT
     ACCOUNTING POLICIES AND PROCEDURES

     The condensed financial statements at June 30, 1998, and for the three months and six months ended June 30, 1998 and 1997 included herein have been prepared by Fortune Natural Resources Corporation ("Fortune" or the "Company"), without audit, pursuant to the Rules and Regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such Rules and Regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading. These condensed financial statements should be read in conjunction with the financial statements and the notes thereto included herein. Certain reclassifications have been made to prior period amounts to conform to presentation in the current period. In the opinion of the Company, the financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial position of the Company as of June 30, 1998 and December 31, 1997, the results of its operations for the three months and six months ended June 30, 1998 and 1997, and cash flows for the six months ended June 30, 1998 and 1997. The results of the operations for such interim periods are not necessarily indicative of the results for the full year.

(2)  LONG-TERM DEBT

     At June 30,  1998,  a summary of  long-term  debt is as  follows:

                                                   June 30,     December 31,
                                                     1998           1997
                                                ------------    ------------
     Convertible Subordinated Notes
       due December 31, 2007...............     $  3,225,000    $  3,225,000

     Credit Lyonnais credit facility
       due July 11, 1999...................           10,000         550,000
                                                ------------    ------------

     Total long-term debt..................        3,235,000       3,775,000
     Less current installments.............                -               -
                                                ------------    ------------
     Long-term debt,
       excluding current installments......     $  3,235,000    $  3,775,000
                                                ============    ============

     The Convertible Subordinated Notes (the "Notes)" are currently convertible into the Company's Common Stock at a conversion price of $3.00 per share, subject to adjustment. The Notes are convertible by the holders after May 1, 1999, subject to a one-time option by the holders to convert at a lower conversion price prior to that date in the event that the Company issues shares of its Common Stock at a price below the conversion price. The Notes are redeemable by the Company after May 1, 1999, at a premium that reduces monthly from 10% to zero over an 18-month period. Any such premium on redemption is waived in the event that the Company's Common Stock price averages at least $4.50 per share for 30 consecutive trading days. The holders of the Notes will be entitled to receive additional shares upon conversion in the event that the Company's Common Stock price averages less than the conversion price for a certain period prior to May 1, 1999. The Company determined at the time of issuance of the Notes that the value of the potential adjustments to the conversion price was not material. The Notes are subordinate to all of the Company's secured debt, including the credit facility with Credit Lyonnais. The Notes bear interest at a rate of 12% per year, payable quarterly. The costs incurred to issue the Notes are being amortized as additional interest expense over the 18-month period ending May 1, 1999, the first date that the Notes are convertible. As a result of this amortization of issuance costs, the effective interest rate of the Notes over this 18-month period is 21.2%. If the Notes were held to maturity, the effective interest rate over the life of the Notes would be 13.4%.

     The Company has in place a $20 million credit facility with Credit Lyonnais New York Branch ("Credit Lyonnais"). The Credit Lyonnais facility is due July 11, 1999, extendable for one year upon mutual consent. On March 31, 1998, the Company repaid all but $10,000 of the outstanding balance of the credit facility with a portion of the proceeds from the sale of East Bayou Sorrel. (See note 6). Prior to the Company's sale of its interest in the East Bayou Sorrel field, the Company's borrowing base was $2 million. The bank has not completed its redetermination of the borrowing base subsequent to this sale; consequently, the Company does not know how much, if any, is currently available for borrowing under this credit facility. Under the credit facility, once the borrowing base is redetermined, the Company may borrow up to a pre-determined borrowing base, for acquisitions and development projects approved by Credit Lyonnais at either 1.25% above Credit Lyonnais' base rate or 4% above LIBOR. The Credit Lyonnais facility is secured by a mortgage on all of the Company's existing proved oil and gas properties. The Company is also required to pay a commitment fee of 0.5% on the unused portion of the borrowing base. Primarily as a result of the lower revenues in 1998 as a result of lower oil and gas prices and the sale of East Bayou Sorrel, the Company was unable to meet the 3 to 1 coverage ratio of cash flow to fixed-charges which is required by the credit facility for the twelve-month period ended June 30, 1998. The Company has requested a waiver of this covenant from the bank for the period ended June 30, 1998. Although a waiver has not been received from the bank as of the date hereof, the Company has not reclassified the $10,000 outstanding balance on such debt to current liabilities because the amount is not material.

     The Company's maturities of long-term debt over the next three years are as follows:

                  Year               Debt
                --------           --------
                  1998             $      -
                  1999               10,000
                  2000                    -
                                   --------
                                   $ 10,000
                                   ========

(3)  INCOME TAX EXPENSE

     No provision for income taxes was required for the three months and six months ended June 30, 1998.

     At June 30, 1998, the Company estimates it had cumulative net operating loss carryforwards for federal income tax purposes of $14 million which are significantly restricted under IRC Section 382. These carryforwards are available to offset future federal taxable income, if any, with various expirations through 2013. The Company is uncertain as to the recoverability of the above deferred tax assets and has therefore applied a 100% valuation allowance.

     The Company has available IRC Section 29 Tax Credits that may be used to reduce or eliminate any corporate taxable income in future years. It is uncertain at this time to what extent the Company will be able to utilize these federal tax credits, as their utilization is dependent upon the amount, if any, of future federal income tax incurred, after application of the Company's net operating loss carryforwards.

(4)  LEGAL PROCEEDINGS

     There are no material pending legal proceedings involving any of the Company's properties or which involve a claim for damages which exceed 10% of the Company's current assets.

     On April 16, 1996, Fortune was served with two lawsuits which had been filed in the Federal District Court in New York by purchasers of its Common Stock in an offering in December 1995 under Regulation S. Under the terms of the subscription agreement pursuant to which the plaintiffs acquired their shares, each was entitled to receive additional shares of Common Stock if the market price fell below a stated level during a specified period following the 40-day holding period prescribed by Regulation S. Fortune responded to the suits, admitting that the stock price declined but alleged that suspicious trading activity in its Common Stock occurred immediately prior to and during the time period in which the additional-share allocation was computed. Fortune believes that it has discovered evidence of active market manipulation in the Common Stock by these plaintiffs; accordingly, it has commenced a countersuit for damages suffered by the Company and its shareholders as a result of these acts and has also received leave of court to add third-party defendants whose actions furthered this market manipulation. Discovery has been stayed pending a determination of objections filed by one of these third-party defendants. Fortune intends to resume both the defense of plaintiffs' claims and the aggressive prosecution of its own counterclaims as soon as it is entitled to do so.

(5)  COMPUTATION OF LOSS PER SHARE

     Net loss per common share is computed by dividing net loss by the weighted average number of common shares outstanding. Diluted earnings per common share are not presented because the issuance or conversion of additional securities would have an anti-dilutive effect.

(6)  SALE OF EAST BAYOU SORREL

     On March 31, 1998, the Company sold its interest in the East Bayou Sorrel field, Iberville Parish, Louisiana to National Energy Group, Inc. for cash in the amount of $4,695,000. The properties sold consisted of the Company's interest in the Schwing #1 and #2 wells and all of the Company's leases, facilities and interests in the East Bayou Sorrel area of mutual interest, as such area is defined in the East Bayou Sorrel operating agreement. The sale was effective April 1, 1998. The sale closed on March 31, 1998, whereupon the Company received $4,535,000, which is net of ordinary closing adjustments.

     The Company's interest in the two productive wells at East Bayou Sorrel were pledged to secure the Company's Credit Facility with Credit Lyonnais. The total balance outstanding under the Credit Facility prior to this sale was $550,000. Concurrently with closing the sale of the East Bayou Sorrel field, the Company paid down the outstanding balance of the Credit Facility by $540,000. The Company plans to reinvest the remaining proceeds from the sale of East Bayou Sorrel into its exploration, development and property acquisition activities, including, for example, future anticipated exploration and development wells at its Espiritu Santo Bay and LaRosa 3D seismic exploration projects.

     The Schwing #1 and #2 wells began producing from permanent production facilities in January 1997 and June 1997, respectively. Although both wells were shut-in from March 13, 1998 through the date of the sale to repair production facilities, they accounted for a significant portion of the Company's oil and gas revenues during 1997 and proved reserves as of December 31, 1997. A third well in the field, the Schwing #3, which was spudded October 9, 1997, was temporarily plugged and abandoned on March 5, 1998 pending further evaluation of the well's potential. During 1997 and 1998, the Company incurred approximately $1 million in connection with drilling and attempting to complete this well as a result of difficult drilling conditions and mechanical problems. Selected financial information attributable to the Company's interest in the East Bayou Sorrel field as reported in its 1997 and year-to-date operating and financial results is as follows:

                                               Year Ended     Six Months Ended
                                           December 31, 1997    June 30, 1998 **
                                           -----------------  ----------------
       Production
           Oil (Bbls)                             55,000           12,000
           Gas (Mcf)                              78,000           18,000

       Oil and Gas Revenues                   $1,241,000         $231,000
       Production and Operating Expense          205,000           60,000
       Provision for Depletion, Depreciation
       and Amortization*                         430,000           54,000

                                                As of
                                           December 31, 1997
                                           -----------------
       Estimated Net Reserve Quantities
       of Total Proved Reserves
           Oil (Bbls)                            152,000
           Gas (Mcf)                             204,000

----------
* Represents the estimated reduction in depreciation, depletion and amortization expense reported by the Company in 1997 and 1998 that would have resulted from excluding the East Bayou Sorrel production and proved reserves.

** Amounts in this column represent 1998 production, revenues and related expenses through March 31, 1998, the date of sale of the East Bayou Sorrel interests.


     This represents 32% and 30% of the Company's oil and gas revenues and equivalent oil production and 23% of the Company's estimated quantities of equivalent proved oil reserves as of December 31, 1997. Consequently, the Company's revenues and cash flow from operations will decrease significantly in 1998 unless the production is replaced through successful exploration and development activities or through the acquisition of producing properties.

     Under the full cost method of accounting for oil and gas operations, dispositions of oil and gas properties are recorded as adjustments to capitalized costs, with no gain or loss recognized unless such adjustment would significantly alter the relationship between capitalized costs and proved reserves. A significant alteration would not ordinarily be expected to occur for sales involving less than 25 percent of the reserve quantities in a given cost center. Because the sale of East Bayou Sorrel represents less than 25% of the Company's reserve quantities, the entire proceeds of $4,695,000 was credited to capitalized oil and gas properties as of March 31, 1998.

(7)  WARRANT EXCHANGE OFFER

     On February 12, 1998, the Company commenced a voluntary exchange offer of its outstanding publicly traded Common Stock purchase warrants and certain private warrants (collectively referred to herein as the old warrants) for new private warrants. The old warrants include 1,917,000 publicly traded warrants and the right to acquire 63,000 private warrants currently held by unitholders, all of which expire September 28, 1998. Under the terms of the exchange offer, holders of the old warrants had until April 15, 1998, to exchange their old warrants for an equal number of new private warrants that expire September 28, 1999. 1,779,713 warrants were tendered and accepted by the Company, representing 93% of the outstanding public warrants. An additional 3,000 public warrants were exercised by warrantholders during the exchange offer period. The new private warrants will not be listed for trading, are restricted from transfer and do not contain the same anti-dilution provisions as the public warrants. Otherwise, the new private warrants generally contain the same terms and conditions as the old warrants. The Company did not receive any proceeds as a result of this exchange offer. $59,000 of costs incurred by the Company in connection with the exchange offer were charged to Shareholders' Equity during the second quarter of 1998.

================================================================================
UNTIL ___________, 1998, ALL DEALERS THAT EFFECT TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENT OR SUBSCRIPTIONS.







                     TABLE OF CONTENTS
                                                 Page

Prospectus Summary                                 2
Risk Factors                                       6
Dividend Policy                                   12
Use of Proceeds                                   12
Price Range of Securities                         13
Selected Financial and Operating Data             14
Management's Discussion and
  Analysis of Financial Condition
  And Results of Operations                       15
Business and Properties                           22
Management                                        35
Certain Relationships and Related
  Transactions                                    38
Principal Stockholders                            40
The Selling Holders                               42
Description of the Notes                          44
Description of Securities                         48
Certain Federal Income Tax Considerations         49
Plan of Distribution                              52
Legal Matters                                     52
Experts                                           52
Available Information                             53
Glossary of Oil and Gas Terms                     54
Index to Financial Statements                     F-1



                                   $3,325,000


                                 12% CONVERTIBLE
                               SUBORDINATED NOTES
                                       DUE
                                DECEMBER 31, 2007



                                 FORTUNE NATURAL
                              RESOURCES CORPORATION



                            -----------------------
                               P R O S P E C T U S
                            -----------------------


                                OCTOBER ___, 1998


================================================================================

                                     PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The Registrant estimates that expenses in connection with the offering described in the Registration Statement will be as follows:

     Securities and Exchange Commission Registration Fee    $
     Accountants' Fees and Expenses                         $
     Legal Fees and Expenses                                $
     American Stock Exchange fees                           $         -
     Printing and Engraving Expenses                        $
     Miscellaneous                                          $         -
                                                            -----------
                                                            $
                                                            ===========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law permits the indemnification of officers, directors, employees and agents of Delaware corporations. The Certificate of Incorporation and Bylaws of the Company provide that the corporation shall, to the fullest extent permitted by Section 145 of the General Corporation Law of the State of Delaware as it may be amended from time to time, indemnify and hold harmless each person who was or is a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she, or a person whom he or she is a legal representative, is or was a director or officer of the Company or is or was serving at the request of the Company as director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action or inaction in an official capacity or in any other capacity while serving as a director, officer, employee or agent, against all costs, charges, expenses, liabilities and losses (including attorney's fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith, and such indemnification shall continue as to persons who have ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators.

ITEM 16.  EXHIBITS

    Number      Description

     4.1 Form of Note between Registrant and holders of 12% Convertible Subordinated Notes due December 31, 2007 (incorporated by reference to Registrant's quarterly report on Form 10-Q filed on November 14, 1997.

     4.2        Form  of   Warrant   Certificate   representing   Common   Stock
                (incorporated   by   reference  to   Registrant's   Registration
                Statement on Form S-2/A filed on February 11, 1998.

     4.3 Rights Agreement dated March 21, 1997 between the Company and U.S. Stock Transfer Corporation, including the form of rights certificate (incorporated by reference to Registrant's quarterly report on Form 10-Q filed on July 29, 1997.

     4.4 Credit Agreement dated as of July 11, 1997 among Registrant, Credit Lyonnais New York Branch, as agent for itself and the other lenders now or hereafter party thereto (incorporated by reference to Registrant's quarterly report on Form 10-Q filed on July 29, 1997.

     4.5 Amendment dated November 3, 1997 to Credit Agreement among Registrant, Credit Lyonnais New York Branch, as agent for itself and the other lenders now or hereafter party thereto (incorporated by reference to Registrant's quarterly report on Form 10-Q filed on November 14, 1997.

     5.1 * Opinion of Mr. Dean W. Drulias, General Counsel of the Registrant, regarding legality of securities.

    18.1 Letter from KPMG Peat Marwick LLP regarding change in accounting method (incorporated by reference to Fortune's Registration Statement on Form S-2, Registration No. 333-22599 filed on February 28, 1997)

    23.1 *      Consent of KPMG Peat Marwick LLP

    23.2 *      Consent of Huddleston & Co., Inc.

    23.4 *      Consent of Mr. Dean W. Drulias (included in Exhibit 5.1).

    25.1        Power of Attorney (included on signature page)

----------
*    Filed herewith.

ITEM 17.  UNDERTAKINGS

     The undersigned registrant hereby undertakes:

     (1) To file during any period in which offers or sales are being made, a post effective amendment to this registration statement:

                (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

                (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post effective amendment thereof) which, individually or in the aggregate represent fundamental change in the information set forth in the registration statement;

                (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     (5) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

     (5) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (6) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering there.

     (7) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer of controlling person of the registrant in the successful defense of any action, suit of proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by a controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly authorized this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on October 16, 1998.

                            FORTUNE NATURAL RESOURCES CORPORATION


                            By: /s/  Tyrone J. Fairbanks
                                ---------------------------------------
                                Tyrone J. Fairbanks
                                President and Chief Executive Officer


                            By: /s/  J. Michael Urban
                                ---------------------------------------
                                J. Michael Urban
                                Vice President and Chief Financial
                                  and Accounting Officer


     Each person whose signature  appears below  constitutes and appoints Tyrone
J. Fairbanks and Dean W. Drulias, and each of them, as his true and lawful attorneys-in-fact with full power of substitution and resubstitution, for him and his name, place and stead, in any and all capacities, to sign any or all amendments (including post effective amendments) to this Registration Statement, and to file the same, with all exhibits hereto, and other documents in connection therewith, with the Securities and Exchange Commission granting unto said attorney-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the foregoing, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

     In accordance with the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following person in the capacities and on the dates stated.

           Name                            Title                     Date
           ----                            -----                     ----


/s/  Tyrone J. Fairbanks
----------------------------
     Tyrone J. Fairbanks           Chief Executive Officer
                                    and Director                October 16, 1998


/s/  Dean W. Drulias
----------------------------
     Dean W. Drulias               Executive Vice President,
                                    General Counsel,
                                    Corporate Secretary
                                    and Director                October 16, 1998

/s/ Graham S. Folsom
----------------------------
    Graham S. Folsom               Director                     October 16, 1998


/s/ Barry Feiner
----------------------------
    Barry Feiner                   Director                     October 16, 1998


/s/ Gary Gelman
----------------------------
    Gary Gelman                    Director                     October 16, 1998


/s/ D. R. Shaughnessy
----------------------------
    D. R. Shaughnessy              Director                     October 16, 1998


/s/ Dewey A. Stringer, III
----------------------------
    Dewey A. Stringer, III         Director                     October 16, 1998